AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION NOVEMBER 26, 2003

                                                       REGISTRATION NO. 333-____

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        WITS BASIN PRECIOUS MINERALS INC.
               (Exact name of registrant as specified in charter)

              MINNESOTA                                         84-1236619
      (State or jurisdiction of                                (IRS Employer
    incorporation or organization)                          Identification No.)

                          800 NICOLLET MALL, SUITE 2690
                              MINNEAPOLIS, MN 55402
                                 (612) 664-0570
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                   Mark D. Dacko                               Copies to:
              Chief Financial Officer                    William M. Mower, Esq.
         Wits Basin Precious Minerals Inc.            Christopher J. Melsha, Esq.
           800 Nicollet Mall, Suite 2690           Maslon Edelman Borman & Brand, LLP
               Minneapolis, MN 55402                    3300 Wells Fargo Center
             Telephone: (612) 664-0570                  90 South Seventh Street
             Facsimile: (612) 338-7332                 Minneapolis, MN 55402-4140
 (Name, address, including zip code, and telephone     Telephone: (612) 672-8200
number, including area code, of agent for service)     Facsimile: (612) 672-8397

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

If the registrant elects to deliver its annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]


                         CALCULATION OF REGISTRATION FEE
--------------------------------- ---------------- ---------------------- --------------------- -----------------
     TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
           SECURITIES              AMOUNT TO BE       OFFERING PRICE       AGGREGATE OFFERING     REGISTRATION
        TO BE REGISTERED            REGISTERED         PER SHARE (1)             PRICE                FEE
 --------------------------------- ---------------- ---------------------- --------------------- -----------------
COMMON STOCK, $.01  PAR VALUE
PER SHARE                          23,087,000             $1.11              $25,626,570          $2,073.19
--------------------------------- ---------------- ---------------------- --------------------- -----------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act and is based on the high and low sales prices of the Registrant's common stock as reported on the Over the Counter Bulletin Board on November 25, 2003.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                               OFFERING PROSPECTUS


                        WITS BASIN PRECIOUS MINERALS INC.


                        23,087,000 SHARES OF COMMON STOCK

The selling security holders identified on pages 26-27 of this prospectus are offering 23,087,000 shares of our common stock on a resale basis, consisting of 15,690,000 shares of issued and outstanding common stock and 7,397,000 shares of common stock issuable upon the exercise of outstanding warrants.

Our common stock is listed on the Over-the-Counter Bulletin Board (the "OTCBB") under the symbol "WITM." On _________, 2003, the last sale price for our common stock as reported on the OTCBB was $ .

    THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                     The date of this Prospectus is , 2003.



                                TABLE OF CONTENTS


Prospectus Summary..............................................................        3

Risk Factors....................................................................        5

Note Regarding Forward-Looking Statements.......................................        9

Use of Proceeds.................................................................        9

Market Price for Our Common Equity..............................................        9

Dividend Policy.................................................................        10

Selected Financial Data.........................................................        10

Management's Discussion and Analysis of Financial Condition and Results of
    Operations..................................................................        11

Business........................................................................        17

Management......................................................................        21

Principal Shareholders..........................................................        23

Certain Relationships and Related Transactions..................................        24

Description of Securities.......................................................        25

Selling Security Holders........................................................        26

Plan of Distribution............................................................        28

Disclosure of Commission Position On Indemnification
    For Securities Act Liabilities..............................................        29

About this Prospectus ..........................................................        30

Where You Can Find More Information.............................................        30

Incorporation of Documents by Reference.........................................        30

Validity of Common Stock........................................................        31

Experts.........................................................................        31

Index to Financial Statements...................................................       F-1


We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                       2

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus and the documents incorporated in this prospectus by reference in their entirety.

OUR COMPANY

Who We Are
----------
Wits Basin Precious Minerals Inc. (formerly Active IQ Technologies, Inc.) is a junior gold exploration company. On June 26, 2003, we entered into a joint venture with Hawk Precious Minerals USA, Inc. ("Hawk USA") to pursue the mineral rights to the FSC Project area in South Africa held by Kwagga Gold (Proprietary) Limited ("Kwagga"), a wholly owned subsidiary of AfriOre International (Barbados) Ltd. ("AfriOre"). AfriOre is a coal producer and a precious minerals exploration company with offices in Johannesburg, South Africa and is the operator of the FSC Project. Our only business model involves sharing in the rights of mineral exploration, specifically, in search of new goldfields.

We were originally incorporated under Colorado law in December 1992 under the name Meteor Industries, Inc. In April 2001, in conjunction with our merger with activeIQ Technologies Inc., we reincorporated under Minnesota law and changed our name to Active IQ Technologies, Inc. On July 9, 2003, following the formation of our joint venture with Hawk USA, we changed our name to Wits Basin Precious Minerals Inc. in order to further associate our new business model with our corporate name. Presently, our only business model involves sharing in the rights of mineral exploration, specifically, in search of new goldfields.

Corporate Information
---------------------
Our principal office is located at 800 Nicollet Mall, Suite 2690, Minneapolis, Minnesota 55402. Our telephone number is (612) 664-0570 and our Internet address is www.witsbasin.com. The information on our website is not incorporated by reference in this prospectus.

Our securities trade on the Over-the-Counter Bulletin Board under the symbol "WITM." Prior to August 20, 2003, our common stock's OTCBB trading symbol was "AIQT."

RECENT DEVELOPMENTS

Private Placement
-----------------
In October 2003, we completed a private placement of 10,190,000 units of our securities, each unit consisting of one share of common stock and a one-year warrant to purchase one-half of one share of common stock at a price of $0.75 per share. The units were sold at a price of $0.25 per unit, resulting in gross proceeds of $2,547,500 before agent commissions and other offering related expenses. We agreed to file a registration statement under the Securities Act of 1933 covering the resale of the shares purchased in the private placement. In the event such registration statement is not declared effective by the Securities and Exchange Commission by February 11, 2004, we are obligated to issue to the investors an additional one-fifth of one share of our common stock for each unit purchased in the private placement.

Joint Venture Agreement
-----------------------
On June 26, 2003, we formed a joint venture with Hawk USA known as Active Hawk Minerals, LLC, a Minnesota limited liability company ("Active Hawk" or the "Joint Venture"). Hawk USA is a wholly owned subsidiary of Hawk Precious Minerals Inc., an Ontario, Canada based company. We issued 3,750,000 shares of our common stock to Hawk USA for a 50 percent equity interest in the Joint Venture. Pursuant to the terms of the joint venture agreement, we had an option to acquire Hawk USA's 50 percent equity interest in the Joint Venture by issuing Hawk USA 2,500,000 shares of our common stock, on or before October 6, 2003.

Hawk USA subsequently extended the exercise date of the Buyout Option until November 7, 2003, and on that date, we exercised the option. Active Hawk is now our wholly owned subsidiary.

Disposal of Business Units
--------------------------
Prior to April 30, 2003, we provided accounting software through our Accounting Software Business. In December 2002, our Board of Directors authorized a plan to sell the Accounting Software Business. On April 29, 2003, at a special shareholder meeting, the shareholders of the Company approved the sale and on April 30, 2003, we completed the sale of substantially all of the assets of the Accounting Software Business to key employees of that division.

Prior to March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating business information on the Internet though our Hosted Solutions Business. Subsequent to our decision to sell the Accounting Software Business, we came to the conclusion that due to current market conditions for capital funding of Internet opportunities, it would be extremely unlikely for us to secure the financing necessary to fund our Hosted Solutions Business beyond the near term and thereby provide assurance to future customers of our long-term viability. On March 14, 2003, we sold all of our assets related to the Hosted Solutions Business. The transaction was not subject to shareholder approval.

Changes in Management
---------------------
Effective June 26, 2003, concurrent with the formation of the Joint Venture, our Chief Executive Officer resigned and was replaced by H. Vance White, a designee of Hawk USA. In addition, five members of our board of directors resigned and were replaced by four new directors, three of whom were designated by Hawk USA.

THE OFFERING

The selling security holders identified on pages 26-27 of this prospectus are offering on a resale basis a total of 23,087,000 shares of our common stock, including 7,397,000 shares issuable upon the exercise of outstanding warrants. For a complete description of the terms and conditions of our common stock, you are referred to the section in this prospectus entitled "Description of Capital Stock."

        Common stock offered .............................   23,087,000 shares

        Common stock outstanding before the offering(1) ..   29,747,181 shares

        Common stock outstanding after the offering ......   37,144,181 shares

        Common Stock OTCBB symbol ........................   WITM

--------------

(1) Based on the number of shares outstanding as of November 25, 2003, not including (a) 19,757,551 shares issuable upon exercise of certain warrants or (b) 5,556,015 shares reserved for issuance under various stock option agreements, including those issued under our stock option plans.

                                  RISK FACTORS

AN INVESTMENT IN OUR COMMON STOCK IS EXTREMELY RISKY. YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT. PRIOR TO MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY REVIEW THIS ENTIRE PROSPECTUS AND CONSIDER THE FOLLOWING RISK FACTORS:


                         RISKS RELATING TO THIS OFFERING

THE ILLIQUIDITY OF OUR COMMON STOCK COULD MAKE IT DIFFICULT FOR YOU TO SELL SHARES OF OUR COMMON STOCK

Trading of our common stock is conducted on the National Association of Securities Dealers' Over-the-Counter Bulletin Board, or "OTC Bulletin Board." This has an adverse effect on the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts' and the media's coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

In addition, our common stock is a "penny stock." Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. The penny stock rules may make it difficult for you to sell your shares of our stock. Because of the rules, there is less trading in penny stocks. Also, many brokers choose not to participate in penny stock transactions. Accordingly, you may not always be able to resell our shares of common stock publicly at times and prices that you feel are appropriate.

A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK ARE OR WILL BECOME AVAILABLE FOR SALE AND THEIR SALE COULD DEPRESS THE PRICE OF OUR COMMON STOCK

Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate. As of November 25, 2003, we have 29,747,181 shares of common stock and 690,000 redeemable warrants issued and outstanding. Furthermore, we have 5,556,015 stock options and 19,757,551 warrants issued.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE NO OPERATING ASSETS

On March 14, 2003, we completed the sale of our Hosted Solutions Business, which was our only source of revenue from continuing operations, and on April 30, 2003, we completed the sale of substantially all of the assets of our Accounting Software Business. The results of operations have been reported as discontinued operations, providing no future benefit to our ongoing business plan. Accordingly, we do not anticipate having any future revenues until an economic mineral deposit is discovered or unless we make further acquisitions or complete other mergers or joint ventures with business models that produce such results. Our ability to increase shareholder value is directly connected to the performance and discoveries made in the exploration for mineral deposits in the two areas we currently have rights in: the FSC Project area in South Africa and the Holdsworth Property near Wawa, Ontario, Canada. However, there can be no assurance that either project will ever produce any significant mineral deposits.

OUR SUCCESS IN CONNECTION WITH THE FSC PROJECT IS SUBSTANTIALLY DEPENDENT ON THE PROJECT'S OPERATOR.

Pursuant to the Heads of Agreement with Kwagga and AfriOre, the FSC Project's operator has the sole discretion to formulate and carry out the work plans with regard to the manner in which the fund that we or Active Hawk forward to Kwagga. Further, we have only limited rights to receive information concerning the status of the FSC Project. Accordingly, we are relying heavily on the ability of Kwagga and AfriOre, the FSC Project operator, to make prudent use of all funds in connection with the exploration phase of the FSC Project. If Kwagga and AfriOre do not use these funds wisely, we may not realize any return on our investment. Further, we are dependent on the financial health and condition of AfriOre. In the event AfriOre became insolvent are otherwise unable to carry out its obligations under the Heads of Agreement, we could lose the entire amount we have invested in the exploration phase of the FSC Project.

WE WILL REQUIRE FUTURE FINANCING, WHICH MAY NOT BE AVAILABLE TO US.

Additional financing will be needed in order to fund beyond the initial 5 to 7 drillhole program at the FSC Project, to fund exploration of the Holdsworth, or to potentially make further acquisitions or complete other mergers or joint ventures with other business models. We cannot guarantee that the additional financing will be available when needed or on terms acceptable to us.

WE ARE SUBSTANTIALLY DEPENDENT UPON OUR CHIEF EXECUTIVE OFFICER.

We are substantially dependent on the expertise and industry knowledge of H. Vance White, our chief executive officer. The loss of his services could have an adverse effect on us and we do not currently have key person insurance with respect to Mr. White.

SOME OF OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WITH REGARD TO CERTAIN TRANSACTIONS THAT WE MAY ENTER.

Several of our officers and directors serve as directors or officers of or otherwise have significant shareholdings in other companies that are involved in natural resource exploration and development, and to the extent that such other companies may participate in ventures in which we may participate, our officers and directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

WE ANTICIPATE INCURRING LOSSES FOR THE FORESEEABLE FUTURE

Since our inception through September 30, 2003, we have incurred an aggregate net loss of $23,244,306. As of September 30, 2003, we had total assets of $5,188,048. We expect operating losses to continue for the foreseeable future. There can be no assurance that we will ever be able to operate profitably.


OUR PERFORMANCE IS SUBJECT FLUCTUATIONS IN GOLD PRICES

Although we do not intend to be involved directly in the mining of gold, the profitability of an exploration project could be significantly affected by changes in the market price of gold. Mine production and the willingness of third parties such as central banks to sell or lease gold affect the supply of gold. Demand for gold can be influenced by economic conditions, attractiveness as an investment vehicle and the relative strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Worldwide production levels also affect gold prices. In addition, the price of gold has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in gold prices may adversely affect any discoveries made at the sites with which we are involved.

THERE IS NO CERTAINTY WITH REGARD TO THE ESTIMATES OF ANY ORE RESERVE AND MINERAL RESOURCES.

At this time, we cannot make any estimates regarding probable ore reserves and mineral resources in connection with either the FSC Project or the Holdsworth Project. Therefore, no assurance can be given that any size of reserves or grades of reserves will be realized. If a discovery is made, the ore grade discovered and if recoverable, may differ from the reserves and mineral resources already discovered and recovered by others in the same region of the planned areas of exploration.

THE NATURE OF MINERAL EXPLORATION IS INHERENTLY RISKY.

The exploration for and development of mineral deposits involves significant financial risks, which even experience and knowledge may not eliminate, regardless of the amount of careful evaluation applied to a process. While the discovery of an ore body may result in substantial rewards, few properties are ultimately developed into producing mines.

Whether a gold deposit will be commercially viable depends on a number of factors, including:

     o    the particular attributes of the deposit, such as its size and grade;
     o    proximity to infrastructure;
     o    financing costs; and
     o governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection.

The effect of these factors cannot be accurately predicted, and the combination of any of these factors may result in our not receiving an adequate return on invested capital.

WE MAY BE UNABLE TO RAISE THE CAPITAL NECESSARY TO FUND MINERAL EXPLORATION.

Mineral exploration involves substantial capital investment and our means of acquiring investment capital is limited to private equity and debt transactions. Other than the interest earned on our short-term investments or further financing, we have no other source of funds to engage in additional exploration and development, which may be necessary to exploit our properties.

WE ARE DEPENDENT ON THE OPERATORS OF OUR EXPLORATION PROJECTS TO OBTAIN NECESSARY LICENSES AND PERMITS.

Although we do not intend to be the operator of any exploration project with which we are involved, such exploration requires the operators to obtain various licenses and permits from governmental authorities. We rely on the operators of the projects to seek all necessary licenses and permits under applicable laws and regulations with respect to properties explored. There can be no guarantee that the operators will be able to obtain or maintain all necessary licenses and permits, that may be required to explore and develop the properties.

MINERAL EXPLORATION IS EXTREMELY COMPETITIVE.

The mineral exploration and mining business is competitive in all of its phases. There is a limited supply of desirable mineral properties available for claim staking, lease or other acquisition in the areas where we contemplate conducting exploration activities. We compete with numerous other companies and individuals, including competitors with greater financial, technical and other resources than we possess, in the search for and the acquisition of attractive mineral properties. Our ability to acquire properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that we will continue to be able to compete successfully with our competitors in acquiring such properties or prospects.

WE ARE SUBJECT TO FOREIGN POLITICAL EVENTS.

We believe that governments in the countries in which we currently share rights in support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these countries will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labor relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

THERE CAN BE NO ASSURANCE THAT THE OPERATORS OF OUR EXPLORATION PROJECTS WILL HAVE ALL NECESSARY TITLE TO THE MINING RIGHTS.

We expect that the operators will have good and proper right, title and interest in and to the mining rights they currently respectively own, have optioned or intend to acquire and that they will explore and develop. No assurance, however, can be given that such rights are not subject to prior unregistered agreements or interests or undetected claims or interests, which could be material and adverse on us. The failure to comply with all applicable laws and regulations, including failure to pay taxes and to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held.

MINERAL EXPLORATION ACTIVITIES ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS.

The activities project operators are subject to extensive federal, provincial, state and local laws and regulations controlling not only the exploration for and mining of mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the properties or optioned properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the operators must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with the compliance of such laws, regulations and permits could become such that the operator would not proceed with the development of an area. While we have not been informed of any material environmental constraints affecting the development of the properties that would preclude their economic development or operation, the manner in which environmental legislation is evolving indicates there could be stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect the operations. Environmental hazards may exist on the properties in which the operators hold interests, which have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in the documents incorporated by reference into this prospectus are forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to us that is based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the uncertainty of the quantity or quality of probable ore reserves, the fluctuations in the market price of such reserves, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. Readers are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading "Risk Factors" in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

                                 USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling security holders. We would receive gross proceeds in the approximate amount of $5.1 million assuming the exercise of all the warrants with respect to which the underlying shares that are being offered hereby.

                       MARKET PRICE FOR OUR COMMON EQUITY

Our common stock is quoted on the OTCBB under the symbol "WITM." Prior to March 26, 2003, our common stock was quoted on the Nasdaq SmallCap Market under the symbol "AIQT." Prior to May 1, 2001, our stock traded under the symbol "METR." As of ________, 2003 the last sale price of our common stock as reported by OTCBB was $____ per share. The following table sets forth for the periods indicated the range of high and low bid prices of the common stock:

PERIOD                                          HIGH      LOW
------                                         -----     -----
Quarter Ended March 31, 2001...................$5.50     $2.38
Quarter Ended June 30, 2001....................$6.00     $3.63
Quarter Ended September 30, 2001...............$5.99     $1.75
Quarter Ended December 31, 2001................$4.71     $2.55

Quarter Ended March 31, 2002...................$4.75     $1.66
Quarter Ended June 30, 2002....................$2.00     $0.69
Quarter Ended September 30, 2002...............$1.00     $0.25
Quarter Ended December 31, 2002................$0.75     $0.16

Quarter Ended March 31, 2003...................$0.29     $0.05
Quarter Ended June 30, 2003....................$0.75     $0.07
Quarter Ended September 30, 2003...............$0.71     $0.32
October 1 through November 24, 2003............$1.71     $0.41


As of the November 18, 2003, there were approximately 270 record holders of our common stock. Based on securities position listings, we believe that there are approximately 900 beneficial holders of our common stock.

                                 DIVIDEND POLICY

We have never paid cash dividends on our common stock and have no present intention of doing so in the foreseeable future. Rather, we intend to retain all earnings to provide for the growth of our Company. Payment of cash dividends in the future, if any, will depend, among other things, upon our future earnings, requirements for capital improvements and financial condition.

                             SELECTED FINANCIAL DATA

The following selected financial data set forth below is only a summary and should be read in conjunction with the financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2002, and in our Quarterly report on Form 10-Q for the nine months ended September 30, 2003, which are attached to this prospectus beginning at page F-1, and the discussions in this prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations and balance sheet data for and as of the years ended December 31, 2001 and 2002, are derived from our consolidated financial statements, which have been audited by Virchow, Krause & Company, LLP, independent public accountants. The statement of operations data for the years ended December 31, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000 are derived from our financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The statement of operations data for the quarters ended September 30, 2002 and 2003, and the balance sheet data as of September 30, 2002 and 2003, are derived from our unaudited financial statements. We believe the unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our operating results.

STATEMENT OF OPERATIONS DATA:
(in thousands, except per share information)
                                                                                                            NINE MONTHS ENDED
                                                           FOR THE YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                              --------------------------------------------------------    --------------------
                                                2002        2001         2000       1999        1998        2003        2002
                                              --------    --------    --------    --------    --------    --------    --------
Revenue ...................................   $    499    $    463    $     --    $     --    $     --    $    132    $    378
Loss from operations ......................     (4,239)     (7,941)     (2,806)       (414)        (12)       (858)     (3,380)
Other income (expense) ....................         78          86         (34)        (48)       (132)        134          99
Loss from continuing operations............     (4,162)     (7,855)     (2,840)       (462)       (144)       (724)     (3,281)
Gain (loss) from disc. operations .........     (5,497)     (1,592)         --          --          --          61      (3,825)
Net loss ..................................   $ (9,659)   $ (9,447)   $ (2,840)   $   (462)   $   (144)   $   (663)   $ (7,106)
Basic and diluted net loss
    per common share:
        Continuing operations .............   $  (0.33)   $  (0.96)   $  (1.65)   $  (1.92)   $  (0.79)   $  (0.05)   $  (0.27)
        Discontinued operations ...........   $  (0.44)   $  (0.19)   $     --    $     --    $     --    $     --    $  (0.31)
              Net loss ....................   $  (0.77)   $  (1.15)   $  (1.65)   $  (1.92)   $  (0.79)   $  (0.05)   $  (0.58)
Basic and diluted weighted average
    common shares outstanding .............     12,532       8,210       1,718         240         184      14,444      12,301


BALANCE SHEET DATA:
(in thousands)
                                                                                                             NINE MONTHS ENDED
                                                                    AT DECEMBER 31,                             SEPTEMBER 30,
                                              ---------------------------------------------------------    ---------------------
                                                 2002        2001       2000        1999        1998         2003         2002
                                              ---------   ---------   ---------   ---------   ---------    ---------   ---------
Cash and equivalents ......................   $      13   $   1,377   $   1,349   $     410   $      39    $      17   $     118
Net assets of disc. operations ............          --       4,894          --          --          --           --       3,605
Total assets ..............................       1,182       9,652       2,672         474          72        5,188       4,165
Net liabilities of disc. operations .......          93          --          --          --          --           --          --
Long-term debt ............................          --          --          --          --          --           --          --
Total liabilities .........................         593       1,645         790         289         242          179         420
Shareholders' equity (deficit) ............         589       8,007       1,882         185        (170)       3,059       3,745
Common shares outstanding .................      13,265      10,731       3,836         374         152       17,057      13,265


There were no dividends declared per common share for any of the periods presented.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussions in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2000, 2001 and 2002 included in our Annual Report on Form 10-K and our condensed consolidated financial statements and related notes included in our Quarterly Report for the quarter ended September 30, 2003, which information is incorporated by reference into this prospectus. You should also read the other documents that we file with the Securities and Exchange Commission after the date of this prospectus for information about subsequent developments involving us.

OVERVIEW

We are junior gold exploration company. On June 26, 2003, we entered into the Joint Venture with Hawk USA for the exploration of gold minerals in the Republic of South Africa. The Joint Venture, named Active Hawk Minerals, LLC (a Minnesota limited liability company), was created to pursue the mineral rights to the FSC Project area in South Africa held by Kwagga. Mineral rights are in the form of exclusive, notarized Prospecting Contracts applied for and/or issued by the State and various option agreements with private owners over a land package totaling approximately 269,000 acres. The area has excellent infrastructure, is easily accessible, has limited environmental issues, has no known indigenous land claims, and a provision has been made to convert the rights under the new Minerals and Petroleum Development Act of South Africa. Kwagga is a wholly owned subsidiary of AfriOre, a coal producer and a precious minerals exploration company with offices in Johannesburg, South Africa and the operator of the FSC Project. We believe the FSC Project area has the potential for containing Witwatersrand-type gold mineralization. The historic Witwatersrand basin is host to the world's largest reserves of gold. It has produced over 1.5 billion ounces of gold during the past 117 years.

Prior to April 30, 2003, we provided accounting software through our Accounting Software Business and until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating on business information on the Internet though our Hosted Solutions Business. In December 2002, our Board of Directors authorized a plan to sell the Accounting Software Business. As a result of the formal plan, the results of operations have been reported as discontinued operations (the "Discontinued Operations") and previously reported condensed consolidated financial statements have been restated for the three months and nine months ended September 30, 2002. See Note 5 for further discussion regarding the Discontinued Operations of the Accounting Software Business.

Subsequent to our decision to sell the Accounting Software Business, we came to the conclusion that due to current market conditions for capital funding of Internet opportunities, it would be extremely unlikely for us to secure the financing necessary to fund our Hosted Solutions Business beyond the near term and thereby provide assurance to future customers of our long-term viability. On March 14, 2003, we sold all of our assets related to the Hosted Solutions Business. See Note 3 for a further discussion regarding the Hosted Solutions Business.

We were originally incorporated under Colorado law in December 1992 under the name Meteor Industries, Inc. In April 2001, in conjunction with our merger with activeIQ Technologies Inc., we reincorporated under Minnesota law and changed our name to Active IQ Technologies, Inc. On July 9, 2003, following the formation of the Joint Venture with Hawk USA, we changed our name to Wits Basin Precious Minerals Inc. in order to further associate our new business model with our corporate name. Presently, our only business model involves sharing in the rights of mineral exploration, specifically, in search of new goldfields.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

Revenues
--------
Revenues for the nine months ended September 30, 2003 were $132,455 compared to $377,792 for the same period in 2002. All of the 2003 revenues were generated by our Hosted Solutions Business, whereas, the 2002 revenues were generated as follows: our Hosted Solutions Business generated $331,018, and our former E-commerce model, called the Epoxy Network, generated $46,774. We sold our rights to the E-commerce model in 2002.

Since the completion of the sale of our Hosted Solutions Business during the first quarter of 2003 and the reclassification of our Accounting Software Business to Discontinued Operations, we do not anticipate having any future revenues until an economic mineral deposit is discovered or unless we make further acquisitions or complete other mergers or joint ventures with business models that produce such results. We anticipate that our success in providing shareholder value is directly connected to the performance and discoveries made in the exploration for new goldfields in the FSC Project area or any other area were we have the possibility to explore. There can be no assurance that we will be able to enhance shareholder value from the discovery of any precious minerals, due to the numerous risks involved. See the Risk Factors that follow.

Operating Expenses
-------------------
Cost of goods sold for the nine months ended September 30, 2003 were $35,354 compared to $378,681 for the same period in 2002. These costs include hosting fees and royalty payments due under the license agreement of the Hosted Solutions Business. At this time, we do not anticipate incurring any more costs associated with sales, unless in the future, we add a business model with such components of operating expense.

Selling, general and administrative expenses for the nine months ended September 30, 2003 were $645,743 as compared to $2,749,265 for the same period in 2002. This large reduction shows the effect of the sale of all of our operating assets during the first half of 2003. We anticipate the rate of spending for the fourth quarter pertaining to selling, general and administrative expenses to approximate the third quarter level.

Exploration expenses relate to the expenditures being reported to Active Hawk Minerals LLC, on the work-in-process from the project operator, AfriOre, at the FSC site. AfriOre made an announcement on October 8, 2003, of their commencement of the first of three initial drillholes.

Depreciation expense of property and equipment for the nine months ended September 30, 2003 was $8,935 compared to $111,514 for the same period in 2002. This large decrease reflects the overall decrease in our fixed asset base. With the completion of the sale of our Hosted Solutions and Accounting Software Businesses, we no longer have any depreciable assets and until such time as we make capital expenditures for new property or equipment, we do not expect to record any depreciation expense in future quarters. Our only amortization expense is reported in the Discontinued Operations as detailed below.

During the nine months ended September 30, 2003, we had $0 loss on disposal of assets as compared to $101,319 for the same period in 2002. The 2002 losses primarily represent the closing of the Epoxy Network, our former E-commerce model, office located in Las Vegas and the sale of older computer hardware in preparation of the Hosted Solutions Business model.

Other Income and Expenses
-------------------------
Our other income and expense consists of interest and dividend income, other income, interest expense, and the loss on sale of prepaid royalties. Interest income for the nine months ended September 30, 2003 was $25,323 compared to $84,620 for the same period in 2002. The interest income we reported for 2003 was primarily earned from a federal income tax refund. The interest and dividend income we reported for 2002 was related equally to portfolio interest and the interest accrued on stock subscription receivables. For the nine months ended September 30, 2002, we recorded an interest expense of $5,456 related to a short-term note payable.

For the nine months ended September 30, 2003, we recorded $150,000 of other income for referral fees for our sales efforts in connection with customers that were not candidates for our online document management hosted solution. We recorded $20,000 of other income for the nine months ended September 30, 2002, when we granted the non-exclusive rights to use and distribute our E-commerce business to an unrelated third party.

For the nine months ended September 30, 2003, we had a loss on sale of prepaid royalties of $434,895 of other expense related to the sale of our Hosted Solutions Business, which occurred in March 2003. The remaining balance of the prepaid royalties was expensed and netted together with the assets and liabilities of the Hosted Solutions Business sold in the transaction.

Income Tax Refund
-----------------
We filed an amended Federal Income Tax Return on prior Non-Operating Losses (NOL's) and received a tax refund in the amount of $243,920 during the nine months ended September 30, 2003. No further refunds will be available based on current tax law for the periods previously amended.

Discontinued Operations
------------------------
The following are condensed consolidated statements of discontinued operations for the:

                                                   Nine Months Ended September 30,
                                                      2003                2002
                                                   -----------         -----------
Revenues                                           $ 1,491,059         $ 2,982,350
                                                   -----------         -----------

Operating expenses:
     Cost of goods sold                                371,971             973,741
     Selling, general and administrative               617,417           1,954,507
     Depreciation and amortization                      63,848           1,236,376
     Product development                               231,243             276,830
     Loss on impairment of goodwill                         --           2,131,391
                                                   -----------         -----------
               Total operating expenses              1,284,479           6,572,845
                                                   -----------         -----------
Income (loss) from discontinued operations             206,580          (3,590,495)

Other expense                                         (145,779)           (234,494)
                                                   -----------         -----------

Net income (loss) from discontinued operations     $    60,801         $(3,824,989)
                                                   ===========         ===========



YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Revenues
--------
Revenues were $499,378 for 2002 as compared to $462,800 for 2001. For 2002, our revenues were as follows: the Epoxy Network generated $53,599 and our Hosted Solutions Business generated $445,779. For 2001, our revenues were as follows: the Epoxy Network generated $196,356 and miscellaneous revenues were $266,444.

Operating Expenses
------------------
Costs of goods sold, represents data hosting center rentals, commissions and royalty fees related to our Hosted Solutions Business in 2002. Cost of goods sold for 2002 was $588,488 as compared to $191,422 for 2001. The increase was due primarily to the recognition of prepaid royalty fees related to our Hosted Solutions Business.

Selling, general and administrative expenses were $3,339,590 for 2002 as compared to $5,952,067 for 2001. The decrease in selling, general and administrative expenses was primarily attributable to three main areas: reduction in the expenses of deferred compensation; reduction in number of employee stock options exercised; and overall cost reductions in the areas of our labor force eliminations.

Depreciation and amortization for 2002 was $144,962 as compared to $1,641,875 for 2001. For fiscal 2001, depreciation and amortization expense of property, equipment and other intangibles was $195,937 and goodwill and other acquisition related intangible amortization expense was $1,445,938, related to our acquisition of Edge Technologies, Incorporated. Through December 31, 2002, amortized acquired goodwill and other intangibles is a component of Discontinued Operations.

Product development expenses for 2002 were $134,217 as compared to $562,762 for 2001. The decrease in product development expenses was related primarily to the closing of our software engineering office located in Boston, Massachusetts during fiscal 2001.

During fiscal 2002, we recorded losses on disposal of assets of $114,037. These losses relate primarily to the general retirement of computer hardware and the closing of our Las Vegas office. In order to facilitate an early release from our Las Vegas lease, the furniture and fixtures located within our space were given as consideration to the landlord and written off and recorded as loss on assets.

Loss on impairment of goodwill for fiscal 2002 was $417,273, all related to the sale of the Epoxy Network. As of December 31, 2001, the balance of goodwill was $817,273. In August 2002, we sold all of our rights and interests of the Epoxy Network for $400,000 and recorded the remaining balance as goodwill impairment.

Other Income and Expenses
-------------------------
Our other income and expense consists of interest and dividend income, other income and interest expense. Interest and dividend income for 2002 was $15,244 as compared to $159,101 for 2001. This income represents interest earned on our short-term investments. Other income for 2002 was $430,000. This income is from two sources. In March 2002, we sold the customer base of the Epoxy Network for $20,000. Additionally, we received $410,000 in referral fees for our sales efforts in connection with customers that were not candidates for our Hosted Solutions Business.

Interest expense for 2002 was $367,469 as compared to $73,411 for 2001. The increase in expense relates primarily to the amortization of the debt discount on the 7% promissory notes, plus interest paid and accrued for extending promissory note due dates to the former shareholders of the Accounting Software Business.

Discontinued Operations
-----------------------
The loss of $5,497,341 in 2002 is a result of the discontinuation of the Accounting Software Business, including the write-off of all assets associated with the business.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenues
--------
Revenues were $462,800 for 2001 as compared to no revenue for 2000. For 2001, our revenues were as follows: the Epoxy Network generated $196,356 and miscellaneous revenues were $266,444. During 2000, our company was in the development stage and had not yet generated any revenue.

Operating Expenses
------------------
Costs of goods sold represents labor and benefit expenses, overhead allocation and material costs for the development, production and sales of software. Cost of goods sold for 2001 was $191,422. There were no costs of goods sold in 2000.

Selling, general and administrative expenses were $5,952,067 for 2001 as compared to $1,978,697 for 2000. The increase in selling, general and administrative expenses was primarily due to the increased corporate overhead structure for the development of our eBusiness software and services (the forerunner to our Hosted Solutions Business) and the costs associated with our acquisitions.

Depreciation and amortization for 2001 was $1,641,875 as compared to $112,544 for 2000. For fiscal 2001, depreciation and amortization expense of property, equipment and other intangibles was $195,937 and goodwill and other acquisition related intangible amortization expense was $1,445,938, related to our acquisition of Edge Technologies, Incorporated.

Product development expenses for 2001 were $562,762 as compared to $609,344 for 2000. The decrease in product development expenses was related primarily to our change in focus of utilization of the Epoxy Network verse building a complete software solution from the ground up.

During 2001, we closed our office located in Boston, Massachusetts. With this closure we booked a loss on disposal of assets of $55,194 relating to the Boston office. In order to facilitate an early release from our office lease, the furniture and fixtures located within our space were given as consideration to the landlord and written off and recorded as loss on assets.

Other Income and Expenses
-------------------------
Our other income and expense consists of interest and dividend income and interest expense. Interest and dividend income for 2001 was $159,101 as compared to $7,500 for 2000. This income represents interest earned on our short-term investments.

Interest expense for 2001 was $73,411 as compared to $41,974 for 2000. The increase in expense relates primarily to the amortization of the debt discount on the 7% notes payable to the former shareholders of the Accounting Software Business.

Discontinued Operations
-----------------------
The loss of $1,591,978 in 2001 is a result of the discontinuation of the Accounting Software Business.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual and operating needs as they arise. We have funded our operations and satisfied our capital requirements primarily through the sale of our business assets and the sale of securities. We do not generate sufficient net positive cash flows from our operations to fund the near term, even though we had net cash provided by operating activities of $215,928 for the nine months ended September 30, 2003. For the nine months ended September 30, 2002, we had net cash used by operating activities of $2,123,371.

We had working capital deficit of $158,681 at September 30, 2003, compared to working capital deficit of $509,372 at December 31, 2002. Cash and equivalents were $17,325 at September 30, 2003, representing an increase of $4,114 from the cash and equivalents of $13,211 at December 31, 2002.

On March 14, 2003, we sold all of the assets relating to our Hosted Solutions Business for $650,000 cash, the reimbursement of transaction-related expenses incurred by us in the amount of $150,000, and the assumption of certain obligations, liabilities and employees of ours. The transaction was not subject to shareholder approval. With the completion of this sale, we no longer operate in the online document management business.

On April 30, 2003, we completed the sale of substantially all of the assets of our Accounting Software Business to key employees of that division. The assets sold consisted primarily of all intellectual property rights, cash, accounts receivable, inventories, property and equipment, and customer contracts. The purchaser assumed substantially all the liabilities of the Accounting Software

Business incurred in the ordinary course of the business consisting of trade payables, accrued expenses, debt and liabilities arising from contractual obligations related to the ongoing operations. In addition, the purchaser paid us cash sufficient to discharge outstanding debt that was incurred during 2001 to acquire the Accounting Software Business.

On June 26, 2003, we formed a joint venture with Hawk Precious Minerals USA, Inc. ("Hawk USA"), a Minnesota corporation and wholly owned subsidiary of Ontario-based Hawk Precious Minerals Inc., for the exploration of gold minerals in the Republic of South Africa. The joint venture, named Active Hawk Minerals, LLC (the "Joint Venture") a Minnesota limited liability company, was created to pursue the mineral rights to the FSC Project area in South Africa held by Kwagga Gold (Proprietary) Limited ("Kwagga"). Kwagga is a wholly owned subsidiary of AfriOre International (Barbados) Ltd. ("AfriOre"). AfriOre is a coal producer and a precious minerals exploration company with offices in Johannesburg, South Africa and is the operator of the project.

Through a Joint Venture and Joint Contribution Agreement (the "Agreement"), the Company and Hawk USA have both made certain contributions to the Joint Venture in exchange for equal ownership in the Joint Venture. We made an initial $500,000 contribution as specified under the Agreement. This was the first of three contributions that will total $2,100,000. The balance of the remaining two contributions was originally scheduled as follows: on September 27, 2003, $1,000,000 was due, and on November 11, 2003, $600,000 was due. The September 27, 2003 contribution was subsequently extended to October 15, 2003, and has been made. The terms of the November 11, 2003 contribution were amended to allow the contribution to be paid in 2 equal payments of $300,000 on each of November 11, 2003 and April 30, 2004. In addition, we obtained a "Buyout Option" in which we could acquire Hawk USA's 50% interest in the Joint Venture by issuing Hawk USA 2,500,000 common shares, on or before October 6, 2003. Hawk USA subsequently extended the exercise date of the Buyout Option until November 7, 2003, and on that date, we exercised such option.

In November 2003, we received a cash payment of $134,127 from Boston Financial Partners, Inc., representing a disgorgement penalty incurred by Boston Financial Partners pursuant to Section 16 of the Exchange Act of 1934 for short-swing profits.

We anticipate that the existing sources of liquidity will not provide cash to fund operations for the next twelve months. We will continue our attempt to raise additional capital. Some of the possibilities available to us are through private equity transactions and to develop a credit facility with a lender or the exercise of options and warrants. There can be no assurance that additional capital will be available on terms acceptable to us or on any terms whatsoever. In the event that we are unable to obtain additional capital, we would be forced to reduce operating expenditures and/or cease operations altogether.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Exposure
----------------------
Based on our overall interest rate exposure during the nine months ended September 30, 2003 and assuming similar interest rate volatility in the future, a near-term (12 months) change in interest rates, movements of 5 percent, would not materially affect our consolidated financial position, results of operation or cash flows.

Foreign Exchange Exposure
-------------------------
We have very limited dealings with foreign currencies. A five percent change in the foreign exchange rate would not have a material effect on our consolidated financial position, results of operation or cash flows.

                                    BUSINESS

OVERVIEW

We are a junior mineral exploration company based in Minneapolis, Minnesota, we have interests in mining exploration projects in South Africa and Canada. Our primary holding is a right to earn a 50 percent interest in the "FSC Project," an exploration project covering 1,090 square kilometers adjacent to the Witwatersrand goldfield in South Africa. We also have a 50 percent interest to the rights of oxidized surface deposits of the "Holdsworth Project," a property consisting of approximately 308 hectares located in the Wawa area near the village of Hawk Junction, Ontario. In the future, we will continue to seek new areas for exploration and rights that would allow for our participation in the those exploration processes.

Until April 30, 2003, we provided accounting software through our Accounting Software Business and until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating on business information on the Internet though our Hosted Solutions Business. We sold substantially all of the assets relating to our Accounting Software and Hosted Solutions Businesses as of such dates. In June 2003, we entered into a joint venture with Hawk Precious Minerals USA, Inc., pursuant to which we acquired our interest in the FSC and Holdsworth Projects. In July 2003 we changed our name from "Active IQ Technologies, Inc." to "Wits Basin Precious Minerals Inc." in order to reflect our new business.

THE FSC PROJECT

JOINT VENTURE

In June 2003, we formed a joint venture with Hawk Precious Minerals USA ("Hawk USA") known as Active Hawk Minerals, LLC, a Minnesota limited liability company (the "Joint Venture" or "Active Hawk"). The Joint Venture was created to pursue an interest in the mineral rights to the FSC Project held by Kwagga Gold (Proprietary) Limited ("Kwagga"), a wholly-owned subsidiary of AfriOre International (Barbados) Ltd. ("AfriOre"). Based in Johannesburg, South Africa, AfriOre is a coal producer and precious minerals exploration company and will be the operator of the FSC Project.

Pursuant to a joint venture and contribution agreement, through November 7, 2003, we had contributed $1,800,000 to the Joint Venture in exchange for a 50 percent interest. In exchange for the remaining 50 percent interest in the Joint Venture, Hawk USA assigned all of its rights under that certain Heads of Agreement dated June 4, 2003 between Hawk USA and AfriOre. In addition, we issued to Hawk USA 3,750,000 shares of our common stock.

The joint venture agreement provided us with an option to acquire on or before October 6, 2003 Hawk USA's interest in exchange for an additional 2,500,000 shares of our common stock. The option was subsequently extended by Hawk USA until November 7, 2003, and on that date, we exercised the option and acquired Hawk's USA's interest in the Joint Venture.

KWAGGA HEADS OF AGREEMENT

The Heads of Agreement was entered into among Kwagga, AfriOre and Hawk on June 4, 2003. As indicated above, pursuant to our joint venture agreement with Hawk USA, on June 26, 2003, Hawk assigned its rights under the Heads of Agreement to Hawk USA. Following the exercise of our option to acquire Hawk USA's interest, as discussed above, Active Hawk is now our wholly-owned subsidiary. The Heads of Agreement sets forth the parties' rights and obligations with regard to exploring for, and if warranted, exploiting base or precious minerals discovered in the property covered by the FSC Project.

In particular, through Active Hawk we have the right to subscribe for a fifty percent equity interest in Kwagga in exchange for funding the exploration, development and maintenance of the FSC Project in an aggregate amount up to $3.5 million. Under the Heads of Agreement, Active Hawk was initially required to advance the aggregate sum of $2.1 million in three installments, the last of which was in the amount of $600,000 and due in November 2003. The terms of the last installment were amended to allow the payment to be made in two installments of $300,000 each due in November 2003 and April 2004. The November 2003 payment has since been satisfied.

Kwagga is required to use these funds to incur expenditures for the exploration, development and maintenance of the FSC Project. Once Kwagga completes such expenditures in the aggregate amount of $2.1 million, Active Hawk will be issued such number of shares of Kwagga's capital stock representing a 35 percent interest. In the event Kwagga elects to discontinue incurring qualified expenditures or if less than $2.1 million is expended prior to June 2006, then Active Hawk has the right to either (a) direct Kwagga to retain the balance of the $2.1 million then held, whereupon Active Hawk will be issued shares of Kwagga capital stock representing a 35 percent interest, or (b) terminate the Heads of Agreement, whereupon Kwagga shall repay an amount equal to the remaining balance of the original $2.1 million, whereupon our interest in the FSC Project will terminate.

AfriOre or one of its affiliates will be the operator of the FSC Project. As operator, AfriOre will have sole discretion to determine all work to be carried out on the FSC Project and will be responsible for ensuring that the property and the project are at all times in compliance with applicable laws. AfriOre is required to provide us with quarterly written reports describing the work completed and the funds expended therewith. As consideration for its role as the project operator, AfriOre will be entitled to a fee equal to 10 percent of all qualified expenditures made in connection with the FSC Project.

Upon completion of qualified expenditures in the aggregate amount of $2.1 million, AfriOre is required to deliver to us a report that details the expenditures incurred, the work carried out with respect to the Project and the results of such work. Within 120 days of our receipt of such report, we have the right to purchase an additional number of shares such that, in the aggregate, we would have the right to acquire a 50 percent equity interest in Kwagga in exchange for an additional $1.4 million. These additional funds would then be used to fund the second phase of the exploration work to be completed on the FSC Project.

If we determine not to elect to provide the funding for the second phase, we may request that AfriOre purchase our 35 percent interest for an aggregate price of $1,050,000. If AfriOre declines to purchase our 35 percent interest, we may elect to cease funding Kwagga. In that event, however, we no longer would have any rights to vote any shares of Kwagga's capital stock owned by us and may be subject to dilution of our equity interest in Kwagga.

In accordance with South African legislation, the Heads of Agreement provides that Kwagga will offer to a black economic empowerment group an option to purchase a 28 percent equity stake in Kwagga at a price to be mutually agreed upon by us, Kwagga and AfriOre. See "--South African Legislation" below. If such empowerment groups exercises such right to be granted, our interest in Kwagga would be proportionately diluted.

After all of the funds contributed by us and the black empowerment group, if any, have been expended on the FSC Project, we, AfriOre and any such empowerment group will contribute, on a pro rata basis, all such further amounts necessary to continue funding the exploration work on the project. In the event any of the parties does not fully contribute in proportion to their respective equity interest in Kwagga, such party's interest will be proportionately diluted.

Other than our right to receive quarterly reports concerning the completion of work on the FSC Project, we have no rights under the Heads of Agreement to receive information concerning the project nor any right to examine any records, data or other information concerning the project.

FSC PROPERTY

AfriOre holds the exclusive prospecting rights to 107,000 hectares south of the Witwatersrand goldfield region in South Africa. Over the last 115 years, 120 mines have extracted more than 1.5 billion ounces of gold from the Witwatersrand goldfield, which represents approximately one-third of all the gold that has ever been mined. In connection with a previous joint venture arrangement in the 1990's, AfriOre conducted some exploration activities in a region adjacent to the Witwatersrand basin that concluded that Witwatersrand type rocks were unlikely to be developed from depths that were economically feasible.

Since that time, AfriOre has engaged two Witwatersrand academics to study the FSC Project. Their study, which was based on a different geological model than the previous unsuccessful exploration conducted in the 1990's, identifies areas in the surrounding area that may contain extensions of the Witwatersrand goldfield. AfriOre has also acquired additional lands in the area and the rights to several other parcels, all of which are as of yet untested.

These additional parcels now comprise the FSC Project area. Based on recently completed aeromagnetic surveys, AfriOre has identified new targets for an exploratory drilling program that will focus on depths of between 1,100 and 1,500 meters. Drilling of the first of three initial holes began October 8, 2003. It is expected that completion of drilling of the initial 3 holes will be completed in mid-2004.

SOUTH AFRICAN LEGISLATION

In order to ensure that all South Africans eventually benefit from the exploration and exploitation of the country's precious minerals, the government of South Africa adopted the 1998 Minerals and Mining Policy for South Africa. Although not yet fully effective, the Minerals and Mining Policy is expected to eventually require at least 26 percent equity ownership in mining companies by black South Africans who have historically been the victims of social and economic injustices. Many mining companies, including AfriOre, are already taking steps to conform their business operations with such issues.

HOLDSWORTH PROJECT

In connection with the formation of the Joint Venture, Active Hawk also holds a 50 percent right to the mining rights to the "Holdsworth Project," which consists of 19 single unit claims on approximately 308 hectares located in the Wawa area near the village of Hawk Junction, Ontario, Canada. The property is accessible by paved highway and logging roads and a railway passes within one kilometer and includes a spur line that terminates on the claim group.

INDUSTRY BACKGROUND

The exploration for and development of mineral deposits involves significant capital requirements. While the discovery of an ore body may result in substantial rewards, few properties are ultimately developed into producing mines. Some of the factors involved in determining whether a mineral exploration project will be successful include, without limitation:

o        the particular attributes of the deposit, such as its size and grade;

o        proximity to infrastructure;

o        financing costs;

o governmental regulations, particularly regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, environmental protection matters, property title, rights and options of use, and license and permitting obligations;

o        political   risks,   particularly  in  some  in  emerging  third  world
         countries;

o        availability of capital; and

o        competition.

The nature of the business also has certain dangers inherent in the processes necessary for discoveries to be made. The physical locations are often uninhabited, barren and desolate regions. If local populations of peoples live in the proximity, they can sometimes be hostile to foreigners. The physical dynamics of drilling is also a difficult endeavor and subject to significant risks.

All of which leads to a speculative endeavor of very high risk. Even with the formation of new theories and new methods of analysis, unless the minerals are simply lying, unexposed on the surface of the ground, exploration will continue to be a "hit or miss" process.

COMPETITION

We are new to the minerals exploration business and we compete with other exploration and mining companies in connection with the acquisition of gold and other precious mineral properties. There is competition for the limited number of acquisition opportunities with other companies, some of which have substantially greater financial resources than we do. As a result, we may have difficulty acquiring attractive exploration properties.

EMPLOYEES

We currently employ 2 people - our chief executive officer and our chief financial officer. None of our employees are represented by a labor union and we consider our employee relations to be good.

PROPERTIES

We currently occupy approximately 200 square feet of office space, together with the use of related adjacent common areas, in Minneapolis, Minnesota pursuant to a month-to-month arrangement, which requires monthly payments of $1,500. We believe that our current facilities are adequate for our current needs.

LEGAL MATTERS

On June 19, 2003, we were named as a defendant in a lawsuit by Jack A. Johnson, who served as our President and CEO until leaving the Company to accept employment with Stellent, Inc., following the sale to Stellent of our hosted solutions business. Mr. Johnson's Complaint asserts claims for breach of contract and seeks damages in excess of $50,000. We have denied all liability and are vigorously defending against Mr. Johnson's claims. Discovery has been completed and each party has brought motions for summary judgment, which are now pending before the court. We are unable to state, with any degree of certainty, the probable outcome of this matter.

In two separate and unrelated actions brought in District Court, City and County of Denver, Colorado, the Company was named a defendant. One such action was a proceeding brought by Farmers State Bank of Ft. Morgan, Colorado, in which is was alleged that the Company was liable to the plaintiff as a result of its guaranty of certain secured debt obligations of one of Meteor Marketing, Inc., one of the Company's former subsidiaries. In October 2003, the parties reached a settlement of such litigation and filed with the court a stipulation for dismissal without prejudice. Pursuant to such settlement, we were not obligated to make any payments to the plaintiff, although we remain contingently liable pursuant to the guaranty.

The other legal proceeding involved an action brought by Timothy L. White against us and Meteor Marketing, Inc., in which the plaintiff alleged that the Company was liable in the amount of $102,750 for certain obligations of Meteor Marketing as a result of an April 1999 guaranty. The plaintiff obtained a default judgment against us. On October 9, 2003, however, the action was dismissed and the default judgment was vacated for improper service of process. Mr. White and Meteor Marketing subsequently entered into a forbearance agreement with respect to Meteor Marketing's outstanding obligations. On November 21, 2003, however, Mr. White again served us with a summons and complaint alleging that we are not only liable as a result of the April 1999 guaranty but that we are liable for punitive damages resulting from what Mr. White alleges has been a series of acts designed to defraud him. With respect to the latter allegations, we believe Mr. White's claims are completely without merit. We have recently engaged Colorado counsel to represent us in this matter. Even if Mr. White is successful in obtaining a judgment against us based on the April 1999 guaranty, we do not believe that the outcome of this litigation will have a material adverse effect on our company.

                                   MANAGEMENT

Set forth below are the names of all directors and executive officers of the Company, their respective ages and all positions and offices with the Company held by each person as of November 21, 2003:

    Name                  Age    Positions with the Company
    ----                  ---    --------------------------
    H. Vance White         59    Chief Executive Officer and Director
    Mark D. Dacko          52    Chief Financial Officer, Secretary and Director
    Walter E. Brooks       61    Director
    Michael Pickens        50    Director
    Norman D. Lowenthal    66    Director
    Zoran Arandjelovic     49    Director

H. Vance White is our Chief Executive Officer and one of our directors. Mr. White has served in these capacities since June 26, 2003. Concurrent with these positions, Mr. White is also the President of Hawk Precious Minerals Inc. From 1993 to 1995 Mr. White was the President of Amarado Resources Inc., a predecessor company of AfriOre Limited. From 1985 to 1995 he was President of Mid-North Engineering Services, a company providing services and financing to the junior mining sector. Mr. White has been involved with the natural resource industry for over 30 years.

Mark D. Dacko was appointed to our board of directors on June 26, 2003. Mr. Dacko served as our Controller from February 2001 until March 14, 2003, at which time he was appointed our Chief Financial Officer and Secretary. Prior to joining the Company, Mr. Dacko was Controller for PopMail.com, inc. from January 1999 until January 2001, and from November 1994 to December 1998, Mr. Dacko was Controller for Woodroast Systems, Inc.

Walter E. Brooks was appointed to our board of directors on June 26, 2003. Mr. Brooks is Vice-President and a Director of Hawk Precious Minerals Inc., and serves as Director of Rodinia Minerals Inc.

Michael Pickens was appointed to our board of directors on June 26, 2003. Since 1976, Mr. Pickens has been the President of Geoex Limited, an integrated mining and exploration company located in Canada.

Norman D. Lowenthal was appointed to our board of directors on September 4, 2003. Mr. Lowenthal is currently a Vice-Chairman of the Taylor Companies, a private bank located in Washington, D.C., and Chairman of SSC Mandarin Financial Services based in Hong Kong. Mr. Lowenthal was Chairman of the Johannesburg Stock Exchange from 1997 to 2000 and currently sits as a member of the Securities Regulation Panel of South Africa.

Zoran Arandjelovic was appointed to our board of directors on November 5, 2003. Mr. Arandjelovic is the President and Chief Executive Officer of Capital Z Corp., a venture capital firm, located in Toronto, Ontario, Canada, since its inception in 1986.

There is no family relationship between any director or executive officer of the Company.

EMPLOYMENT AGREEMENTS

The only two employees of our company are our chief executive officer and our chief financial officer. We do not have written employment agreements with either. Our chief executive officer does not collect any salary. Our chief financial officer is entitled to an annual salary of $90,000.

OPTION GRANTS

The following information sets forth information with respect to the grants of options by us to our Chief Executive Officer and our other most highly compensated executive officers as of November 21, 2003.

                                                Percent total
                                Number of      options granted    Exercise/                   Grant date
                                 Options         to employees       base      Expiration       present
                                 Granted          Y-T-D 2003      price ($)      date         value (c)
                                 -------          ----------      ---------      ----         ---------
H. Vance White (a)              1,000,000              32.3%         $0.56      7/9/2013       $20,000

Mark D. Dacko (b)                 350,000              11.3%         $0.56      7/9/2013       $ 7,000

---------------

     (a) The options granted vest as follows: 500,000 on 7/9/03; and 250,000 on 1/9/04 and 7/9/04.
     (b) The options granted vest as follows: 175,000 on 7/9/03; and 87,500 on 1/9/04 and 7/9/04.
     (c) Grant date present value is calculated on the date of the grant using the Black-Scholes option pricing model assuming the following: no dividend yield, risk-free interest rate of 4.5%, expected volatility of 305%, and expected terms of the options of 10 years. The Black-Scholes option value is then multiplied by the number of options granted.

DIRECTOR COMPENSATION

Non-employee directors of our company are reimbursed for all reasonable and necessary costs and expenses incurred in connection with their duties as directors. In addition, we issue options to our directors as determined from time to time by the Board. As of November 21, 2003, we issued options to purchase a total of 1,650,000 shares of our common stock to four directors, as follows: on July 9, 2003, we granted an option to purchase 750,000 shares to Mr. Brooks and 250,000 shares to Mr. Pickens, both pursuant to our 2000 Director Stock Option Plan; on September 4, 2003 we granted an option to purchase 250,000 shares to Mr. Lowenthal; and on November 5, 2003 we granted an option to purchase 400,000 shares to Mr. Arandjelovic. The grants to Messrs. Lowenthal and Arandjelovic were both pursuant to our 2003 Director Stock Option Plan.

Members of our board who are also employees of ours receive no options for their services as directors.

                             PRINCIPAL SHAREHOLDERS

The following information sets forth the number and percentage of shares of the Company's common stock owned beneficially, as of November 15, 2003, by any person, who is known to the Company to be the beneficial owner of 5 percent or more of the Company's common stock, and, in addition, by each director and each executive officer of the Company, and by all directors and executive officers as a group. Information as to beneficial ownership is based upon statements furnished to the Company by such persons.

NAME AND ADDRESS                           AMOUNT OF BENEFICIAL OWNERSHIP (1)      PERCENTAGE OF CLASS
----------------                           ----------------------------------      -------------------

H. Vance White                                                 750,000 (2)                       2.5
   800 Nicollet Mall, Suite 2690
   Minneapolis, MN  55402
Mark D. Dacko                                                  302,500 (2)                       1.0
   800 Nicollet Mall, Suite 2690
   Minneapolis, MN  55402
Walter E. Brooks                                               562,500 (2)                       1.9
   404 - 347 Bay Street
   Toronto, ON M5H 2R7
Michael Pickens                                                187,500 (2)                         *
   404 - 347 Bay Street
   Toronto, ON M5H 2R7
Norman D. Lowenthal                                            125,000 (2)                         *
   Private Bag X60
   Saxonwold, 2132 South Africa
Zoran Arandjelovic                                             500,000 (3)                       1.7
   150 Jardin Dr. Suite #9
   Concord, ON L4K 3P9
All directors and officers as a group                        2,427,500 (4)                       7.6

Arthur Bergeron                                              1,706,430 (5)                       5.6
   40 Grove Street, Suite 140
   Wellesley, MA 02482
Boston Financial Partners, Inc.                              8,345,411 (6)                      24.9
   17 Bayns Hill Road
   Boxford, MA  01921
Ronald E. Eibensteiner                                       2,125,734 (7)                       6.9
   800 Nicollet Mall, Suite 2690
   Minneapolis, MN  55402
Wayne W. Mills                                               3,089,400 (8)                       9.8
   5020 Blake Road
   Edina, MN  55436
Hawk Precious Minerals Inc.                                  5,000,000                          16.8
   404 - 347 Bay Street
   Toronto, ON M5H 2R7
--------------

* represents less than 1%

     (1) Except as otherwise indicated, each person possesses sole voting and investment power with respect to the shares shown as beneficially owned.

     (2) Represents shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days.

     (3) Includes 100,000 shares issuable upon exercise of certain warrants owned by Capital Z Corp., and 200,000 shares owned by Capital Z Corp., of which Mr. Arandjelociv is the sole director. Also includes 200,000 shares issuable upon exercise of an option.

     (4) Includes 587,500 shares issuable upon exercise of options which vest within 60 days.

     (5)  Includes 500,000 shares issuable upon exercise of certain warrants.

     (6) Includes 3,693,000 shares issuable upon the exercise of certain warrants.

     (7) Includes 833,334 shares issuable upon exercise of certain warrants, of which 533,334 are owned by Wyncrest Capital, Inc., and 200,000 are owned by Morgan Street Partners , LLC, both of which Mr. Eibensteiner is the sole director. Also includes 617,400 shares owned by Wyncrest Capital, Inc., and 400,000 shares owned by Morgan Street Partners, LLC. Also includes 75,000 shares issuable upon exercise of an option.

     (8) Includes 906,000 shares issuable upon exercise of certain warrants, of which 558,000 are owned by Blake Capital, LLC of which Mr. Mills is the sole member. Also includes 271,000 shares owned by Blake Capital, LLC, 30,000 shares owned by Sea Spray, Ltd., a foreign corporation of which Mr. Mills is the sole director. Also includes 150,000 shares owned by Mr. Mills' spouse. Mr. Mills disclaims beneficial ownership of these shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following describes certain relationships and related transactions that we have with persons deemed to be affiliates of the Company. We believe that each of the transactions described below were on terms at least as favorable to our Company as we would have expected to negotiate with unaffiliated third parties.

On March 29, 2002, we borrowed $450,000 from Blake Capital Partners, LLC, an entity wholly owned by Mr. Mills, a former director of our Company. The loan was evidenced by a 90-day promissory note and accrued interest at the rate of 7% annually. In connection with the loan, we also issued to Blake Capital Partners, LLC a 5-year warrant to purchase 25,000 shares of common stock at a price of $3.00 per share. On May 30, 2002, we allowed Blake Capital Partners to convert $150,000 of outstanding principal under the note into 200,000 shares of common stock. We paid the remaining outstanding principal and accrued interest in full on June 10, 2002.

On May 27, 2002, we sold 500,000 shares of our common stock in a private placement to Boston Financial Partners, Inc., at a price of $0.75 per share, for total proceeds of $375,000 (we received $350,000 in cash and recorded a stock subscription receivable of $25,000). As consideration for its purchase of such shares, Boston Financial Partners also received a warrant to purchase an additional 500,000 shares of our common stock at an exercise price of $1.00 per share, and we further agreed to reduce to $1.00 the exercise price on all other warrants to purchase shares of our common stock held by Boston Financial Partners and its affiliates. Such warrants represent the right to purchase 1 million shares of common stock and had exercise prices ranging from $5.50 to $7.50 per share. Prior to this private placement, Boston Financial Partners beneficially owned more than 10% of our common stock. In December 2002, we finalized an amendment to the agreement and canceled the $25,000 stock subscription receivable in exchange for the return of shares held against the receivable.

On May 31, 2002, we sold to two investors in a private placement an aggregate of 800,000 shares of our common stock at a price of $0.75 per share for total proceeds of $600,000. In connection with the sale of these shares, we also issued to the investors 5-year warrants to purchase an aggregate of 800,000 shares of our common stock at an exercise price of $1.25 per share. The warrants may be redeemed by us any time after January 30, 2003 and following a period of at least 30 business days in which our common stock trades at $2.50 per share or more. The redemption price is equal to $.01 per warrant share. Proceeds were allocated to the fair value of the securities issued (common stock and warrant). One of the investors was Wyncrest Capital, Inc., a wholly owned affiliate of Ronald E. Eibensteiner, who was then a director of the Company. Wyncrest Capital acquired half of the shares and warrants issued in this private placement. In conjunction with this transaction, we also issued an additional 50,000 warrants in September 2002 to Mr. Eibensteiner as consideration for the placement.

In October 2003, we paid fees for certain consulting services performed by Boston Financial Partners, Inc., and Blake Capital, LLC. We paid Boston Financial Partners $300,000 in cash and issued a four-year warrant to purchase an aggregate of 538,000 shares of our common stock at an exercise price of $0.50. Blake Capital received $52,000 in cash and a four-year warrant to purchase an aggregate of 208,000 shares of our common stock at an exercise price of $0.50.

In November 2003, we engaged the consulting services of Boston Financial Partners, Inc., and granted a two-year warrant to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.62.

                            DESCRIPTION OF SECURITIES

Other than our common stock, we have no other class or series of capital stock authorized. The following description summarizes the material terms and provisions of our common stock, but is not complete. For the complete terms of our common stock, please refer to our articles of incorporation and our by-laws, which are included in or incorporated by reference into the registration statement that includes this prospectus.

Our common stock is quoted on the National Association of Securities Dealers' Over-the-Counter Bulletin Board under the symbol "WITM." The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, New York, New York. As of November 21, 2003, there were 29,747,181 shares of our common stock outstanding, held by approximately 900 shareholders, of which approximately 630 hold their shares in "street name."

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of our common stock are entitled to receive dividends out of the assets legally available at the time and in the amounts that our board of directors may determine from time to time. To date, however, no dividends have been paid to our shareholders and we do not anticipate paying any dividends for the foreseeable future. The common stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of our company, the holders of our common stock are entitled to share all assets legally available for distribution to our shareholders after payment of all liabilities and the liquidation preferences of any preferred stock then outstanding. Each outstanding share of our common stock is, and any shares of our common stock offered by this prospectus are, or in the case of shares of common stock offered hereby that are issuable upon the exercise of outstanding warrants, will be, fully paid and nonassessable.

                              SELLING SHAREHOLDERS

         The Selling Shareholders identified below are offering an aggregate of 23,087,000 shares of our common stock. The following table sets forth the number of shares beneficially owned by each selling shareholder as of November 25, 2003, and after giving effect to the offering.

                                                                                   SHARES OF
                                                                                  COMMON STOCK
                                                                    SHARES OF      OFFERED BY
                                                      PERCENTAGE   OUTSTANDING      SELLING       TOTAL SHARES   PERCENTAGE
                                          SHARES      BENEFICIAL  COMMON STOCK    SHAREHOLDERS     OF COMMON     BENEFICIAL
                                       BENEFICIALLY   OWNERSHIP    OFFERED BY    ISSUABLE UPON   STOCK OFFERED    OWNERSHIP
                                       OWNED BEFORE   BEFORE         SELLING      EXERCISE OF      BY SELLING       AFTER
NAME OF SELLING SHAREHOLDER              OFFERING      OFFERING    SHAREHOLDER    WARRANTS(1)     SHAREHOLDER     OFFERING
---------------------------              --------      --------    -----------    -----------     -----------     --------
Arthur P. Bergeron                      1,706,430         5.7       1,000,000        500,000        1,500,000         *
Bergman Industries, Inc.                  150,000          *          100,000         50,000          150,000         *
Blake Capital Partners, LLC (a)         3,089,400 (2)     9.8               0        208,000          208,000        7.5
Robert Bishop                             150,000          *          100,000         50,000          150,000         *
Boston Financial Partners Inc. (b)      8,345,411 (3)    24.9       1,550,000      2,313,000(4)     3,863,000       13.4
James W. Bowman and Barbara A.
   Bowman, JTWROS                          60,000          *           40,000         20,000           60,000         *
Marsha Mucci, as custodian for
   Patrick Brazil                         225,000          *          150,000         75,000          225,000         *
Marsha Mucci, as custodian for Sean
   Brazil                                 225,000          *          150,000         75,000          225,000         *
Marsha Mucci, as custodian for
   Thomas Justin Brazil                   225,000          *          150,000         75,000          225,000         *
Ronald C. Breckner                        900,000         3.0         600,000        300,000          900,000         *
Capital Z Corporation (c)                 500,000 (5)     1.0         200,000        100,000          300,000         *
Carlin Equities Corporation               150,000          *          100,000         50,000          150,000         *
Daniel J. Clancy                          392,500         1.3         120,000         60,000          180,000         *
John C. Feltl                             150,000          *          100,000         50,000          150,000         *
John E. Feltl and Mary Joanne Feltl,
   JTWROS                                 150,000          *          100,000         50,000          150,000         *
Feltl and Company (d)                     175,200          *                0        175,200 (6)      175,200         *
Henry Fong                              1,075,000         3.6         425,000        212,500          637,500        1.4
Steve Harmon                              120,000          *           80,000         40,000          120,000         *
Hawk Precious Minerals Inc. (e)         5,000,000         16.8      5,000,000              0        5,000,000         *
John Healey                                30,000          *           20,000         10,000           30,000         *
Thomas J. Healey                          210,000          *          140,000         70,000          210,000         *
William J. Hickey                         150,000          *          100,000         50,000          150,000         *
Michael J. Horgan and Doris E. Horgan
                                          152,000          *          100,000         50,000          150,000         *
Patrick J. Horgan                         340,000         1.1         200,000        100,000          300,000         *
HSBC Republic Bank (Suisse) S.A.          300,000         1.0         200,000        100,000          300,000         *
IBK Capital Corp.                          80,800          *                0         80,800 (6)       80,800         *
Ivanhoe Revocable Trust                   150,000          *          100,000         50,000          150,000         *
David Jones                               150,000          *          100,000         50,000          150,000         *
Bradley Kipp                               12,000          *            8,000          4,000           12,000         *
Gary S. Kohler                            120,000          *           80,000         40,000          120,000         *
Paul W. Lewis                              60,000          *           40,000         20,000           60,000         *
Martin Lowenthal                          350,000          *          200,000        100,000          300,000         *
Michael Baybak and Company                250,000          *                0        250,000          250,000         *
Wayne W. Mills (f)                      3,089,400 (2)     9.8         400,000        200,000          600,000        7.5
Morgan Street Partners, LLC (g)         2,125,734(7)      6.9         400,000        200,000          600,000        5.0
William M. Mower                          402,500(8)      1.3          90,000         45,000          135,000         *
Noble Securities Holding Ltd.           1,140,000         3.8         760,000        380,000        1,140,000         *
D. Bradly Olah (h)                      1,340,634(9)      4.4         200,000        100,000          300,000        3.4
Daniel S. & Patrice M. Perkins,
   JTWROS (i)                             554,000(10)     1.8         200,000        100,000          300,000         *
Pyramid Partners, L.P.                    700,000         2.3         400,000        200,000          600,000         *
RM Communications                          50,000          *                0         50,000(11)       50,000         *

                                                                                   SHARES OF
                                                                                  COMMON STOCK
                                                                    SHARES OF      OFFERED BY
                                                      PERCENTAGE   OUTSTANDING      SELLING       TOTAL SHARES   PERCENTAGE
                                          SHARES      BENEFICIAL  COMMON STOCK    SHAREHOLDERS     OF COMMON     BENEFICIAL
                                       BENEFICIALLY   OWNERSHIP    OFFERED BY    ISSUABLE UPON   STOCK OFFERED    OWNERSHIP
                                       OWNED BEFORE   BEFORE         SELLING      EXERCISE OF      BY SELLING       AFTER
NAME OF SELLING SHAREHOLDER              OFFERING      OFFERING    SHAREHOLDER    WARRANTS(1)     SHAREHOLDER     OFFERING
---------------------------              --------      --------    -----------    -----------     -----------     --------
John Raichert                              85,000          *           50,000         25,000           75,000         *
Bruce D. Reichert                         105,000          *           70,000         35,000          105,000         *
Mark V. Rickabaugh                        150,000          *          100,000         50,000          150,000         *
Ian T. Rozier                             150,000          *          100,000         50,000          150,000         *
John V. Ryden                              63,000          *           42,000         21,000           63,000         *
Stephen R. Sharpe                         300,000         1.0         200,000        100,000          300,000         *
UBS Financial Services, Inc., as
   custodian FBO Sara D. Mower IRA        120,000          *           80,000         40,000          120,000         *
UBS Financial Services, Inc., as
   custodian FBO William M. Mower IRA
                                          402,500(8)      1.3          80,000         40,000          120,000         *
Michael Ullman                            150,000          *          100,000         50,000          150,000         *
USB Piper Jaffray, as custodian FBO
   Daniel S. Perkins IRA (i)              554,000(10)     1.8         100,000         50,000          150,000         *
USB Piper Jaffray, as custodian FBO
   David H. Potter IRA Rollover           202,500          *          125,000         62,500          187,500         *
USB Piper Jaffray, as custodian FBO
   James G. Peters IRA                    145,000          *           90,000         45,000          135,000         *
USB Piper Jaffray, as custodian FBO
   Patrice M. Perkins IRA (i)             554,000(10)     1.8          50,000         25,000           75,000         *
Watch Hill Investments, Inc.              150,000          *          100,000         50,000          150,000         *
Windsor Capital Corporation               500,000         1.7         500,000              0          500,000         *
Yore Management                           300,000         1.0         200,000        100,000          300,000         *
   TOTAL SHARES OFFERED                                            15,690,000      7,397,000       23,087,000

---------------
* represents less than 1 percent.

(a) Blake Capital Partners, LLC is owned and controlled by Wayne W. Mills, a director of our company until June 2003.
(b)  Boston Financial Partners Inc. is owned and controlled by Thomas Brazil.
(c) Capital Z Corporation is owned and controlled by Zoran Arandjelovic, a director of our company.
(d)  Feltl and Company is a registered broker-dealer.
(e) H. Vance White and Walter Brooks, both officers and/or directors of our company, are officers and/or directors of Hawk Precious Minerals Inc.
(f)  Mr. Mills was a director of our company until June 2003.
(g) Morgan Street Partners is owned and controlled by Ronald E. Eibensteiner, a director of our company until June 2003.
(h) Mr. Olah was a director of our company from April 2001 until June 2003 and an executive officer from April 2001 until January 2003.
(i) Mr. and Mrs. Perkins also beneficially own 154,000 and 75,000 shares, respectively, through IRAs established for their benefit. Mr. Perkins is also offering hereby 150,000 shares held in his IRA and Mrs. Perkins is also offering 75,000 shares held in her IRA, as indicated in the table.

------------------

(1) Unless otherwise noted, the shares offered hereby that are issuable upon the exercise of warrants refer to the 1-year warrants issued in connection with our October 2003 private placement, which are exercisable at a price of $0.75 per share.
(2) Includes (i) 906,000, shares of common stock issuable upon the exercise of warrants, of which 558,000 are held in the name of Blake Capital Partners, LLC and 348,000 are held by Mr. Mills, (ii) 271,000 shares held by Blake Capital Partners, LLC; (iii) 30,000 shares held by Sea Spray, Ltd., of which Mr. Mills is the sole director; and (iv) 150,000 shares held by Mr. Mills' spouse.
(3) Includes 3,000,000 shares of our common stock issuable upon the exercise of various warrants (excluding the shares offered hereby issuable upon the exercise of warrants) and 91,500 shares held by Mr. Brazil's spouse.
(4) Includes 1,000,000 shares issuable upon the exercise (at a price of $0.62 per share) of a warrant and 538,000 shares issuable (at a price of $0.50 per share) of a warrant, both of which were issued in connection with consulting services.
(5) Included 200,000 shares issuable upon the exercise (at a price of $0.65 per share) of an option that is currently exercisable.
(6) Represents shares issuable upon the exercise (at a price of $0.50 per share) of a warrant issued as compensation for placement agent services rendered in connection with our October 2003 private placement.
(7) Includes (i) 833,334 shares issuable upon the exercise of various warrants, of which warrants to purchase 533,334 shares are held by Wyncrest Capital, Inc., an entity owned and controlled by Ronald E. Eibensteiner, and warrants to purchase 100,000 shares are held by Mr. Eibensteiner, (ii) 75,000 shares issuable upon the exercise of an option held by Mr. Eibensteiner, and (iii) 617,400 outstanding shares held by Wyncrest Capital.

(8) Represents (i) 282,500 shares held directly by Mr. Mower, including 45,000 shares issuable upon the exercise of warrants and 22,500 shares issuable upon the exercise (at a price of $3.00 per share) of an option, and (ii) 120,000 shares held by an IRA established for Mr. Mower's benefit, which includes 40,000 shares issuable upon exercise of warrants.
(9) Includes 527,804 shares issuable upon exercise of various options and warrants.
(10) Represents (i) 325,000 shares held jointly by Mr. and Mrs. Perkins, including 75,000 shares issuable upon exercise of a warrant, (ii) 154,000 shares held in an IRA established for Mr. Perkins' benefit, including 50,000 shares issuable upon exercise of a warrant, and (iii) 75,000 shares held in an IRA established for Mrs. Perkins' benefit, including 25,000 shares issuable upon exercise of a warrant.
(11) Represents shares issuable upon the exercise (at a price of $0.62 per share) of a warrant issued in November 2003 in consideration of consulting services.


                              PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling shareholders. In October 2003, we completed a private placement of units of our securities, each unit consisting of one share of our common stock and a warrant to purchase one-half of a share of our common stock. In connection with that private placement, we agreed to file a registration statement under the Securities Act of 1933, as amended, covering resale by the investors in that private placement of the shares of common stock purchased, as well as the shares of common stock issuable upon exercise of the warrants purchased in the private placement. As used in this prospectus, the term "selling shareholders" means the persons identified in the tables in the section of this prospectus entitled "Selling Shareholders," and each of their respective donees, pledgees, transferees and other successors in interest selling shares of our common stock received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of our common stock may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities by the selling shareholders.

The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

Shares Eligible For Future Sale
--------------------------------

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 37,144,181 shares of our common stock issued and outstanding. The shares offered by this prospectus will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as defined in the Securities Act).

Our currently outstanding shares that were issued in reliance upon the "private placement" exemptions provided by the Securities Act are deemed "restricted securities" within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker's transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of the shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing shareholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

Minnesota Anti-Takeover Law
----------------------------

Through our articles of incorporation, we have elected not to be governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or by-laws may prohibit such indemnification or place limits upon the same. The Company's articles and by-laws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                              ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission (the "SEC"). The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about the Company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC's offices, which is described under the heading "Where You Can Find More Information" contained elsewhere in this prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

     (1)  New York Regional Office, 233 Broadway, New York, New York 10279.

     (2) Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

You can receive additional information about the operation of the SEC's Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the SEC will automatically update and supersede information we have included in this prospectus. This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-______). The following are specifically incorporated herein by reference:

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

     o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 (including Amendment No. 1 filed with the SEC August 18, 2003) and September 30, 2003; and

     o Our Current Reports on Form 8-K filed with the SEC on February 25, 2003, March 21, 2003 (and the amendment thereto filed on May 27,
          2003), May 12, 2003, July 1, 2003 and October 31, 2003, respectively.

You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

                        Wits Basin Precious Minerals Inc.
                 Attention: Mark Dacko, Chief Financial Officer
                          800 Nicollet Mall, Suite 2690
                          Minneapolis, Minnesota 55402
                                 (612) 664-0570

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. The selling shareholders will not make an offer of our securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.


                            VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares of common stock offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

                                     EXPERTS

The balance sheet of activeIQ Technologies Inc. as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the two years in the period ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement that contains this prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated March 23, 2001 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.

We have not been able to obtain a signed, re-issued March 23, 2001 report from Arthur Andersen nor are we able to obtain their consent to incorporate that report by reference into this prospectus. Our inability to obtain a signed, re-issued report from Andersen and their consent to include such report in this prospectus may prevent you from being able to recover damages from Arthur Andersen under Section 11 of the Securities Act of 1933 in the event it is later determined that there are false statements contained in any portions of this prospectus that have been prepared or certified by Arthur Andersen.

The consolidated financial statements of Active IQ Technologies, Inc. as of December 31, 2001 and for the fiscal year then ended incorporated by reference in this prospectus is a part have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.

The financial statements of Edge Technologies Incorporated as of and for the years ended December 31, 1999 and 2000 included in our Amendment to Current Report on Form 8-K/A filed on April 17, 2002, and incorporated by reference into this prospectus, have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The financial statements of Red Wing Business Systems, Inc. as of and for the years ended December 31, 1999 and 2000 included in our Amended Current Report on Form 8-K/A filed April 17, 2002, and incorporated by reference into this prospectus, have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The financial statements of Champion Business Systems, Inc. as of and for the years ended December 31, 1999 and 2000 included in our Amended Current Report on Form 8-K/A filed on April 17, 2002 and incorporated by reference into this prospectus have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

               WITS BASIN PRECIOUS MINERALS INC. and SUBSIDIARIES
                      (f/k/a Active IQ Technologies, Inc.)

                                      INDEX



Interim Financial Statements for the Nine Months Ended September 30, 2003          Page
                                                                                   ----
         Condensed Consolidated Balance Sheets - as of
                  September 30, 2003 (Unaudited) and December 31, 2002              F-2

         Unauditied Condensed  Consolidated  Statements  of Operations - for the
                  nine months ended  September  30, 2003 and  September 30, 2002    F-3

         UnauditedCondensed  Consolidated  Statements  of  Cash  Flows - for the
                  nine months ended  September  30, 2003 and  September 30, 2002    F-4

         Notes to Unaudited Condensed Consolidated Financial Statements             F-5


Financial Statements for the Years Ended December 31, 2002, 2001 and 2000

         Independent Auditors' Report of Virchow, Krause & Company, LLP            F-12

         Independent Auditors' Report of Arthur Andersen LLP                       F-13

         Consolidated Balance Sheets as of December 31, 2002 and 2001              F-14

         Consolidated Statements of Operations for the Years Ended
                        December 31, 2002, 2001 and 2000                           F-15

         Consolidated Statements of Shareholders' Equity for the Years Ended
                        December 31, 2002, 2001 and 2000                           F-16

         Consolidated Statements of Cash Flows for the Years Ended
                        December 31, 2002, 2001 and 2000                           F-22

         Notes to Condensed Consolidated Financial Statements                      F-23

               WITS BASIN PRECIOUS MINERALS INC. and SUBSIDIARIES
                      Condensed Consolidated Balance Sheets

                                                                           (Unaudited)
                                                                           September 30,          December 31,
                                                                               2003                  2002
                                                                           ------------          ------------
Assets
Current Assets
     Cash and equivalents                                                  $     17,325          $     13,211
     Accounts receivable, net                                                        --                35,107
     Prepaid expenses                                                             3,334                35,542
                                                                           ------------          ------------
         Total current assets                                                    20,659                83,860

Property and Equipment, net                                                          --               123,505
Prepaid Royalties                                                                    --               975,000
Prepaid Exploration Costs                                                       200,000                    --
Exploration Agreement                                                         4,967,389                    --
                                                                           ------------          ------------
                                                                           $  5,188,048          $  1,182,365
                                                                           ============          ============

Liabilities and Shareholders' Equity
Current Liabilities
     Accounts payable                                                      $    158,016          $    304,526
     Net liabilities of operations of discontinued
        accounting software business                                                 --                93,078
     Accrued expenses                                                            21,324               195,628
                                                                           ------------          ------------
               Total current liabilities                                        179,340               593,232

Minority interest in Active Hawk Minerals, LLC                                1,950,000                    --
                                                                           ------------          ------------

Commitments and Contingencies

Shareholders' Equity
     Common stock, $0.01 par value, 150,000,000 shares authorized;
         17,057,181 and 13,264,681 shares issued and outstanding                170,572               132,647
     Additional paid-in capital                                              23,529,582            22,616,833
     Stock subscriptions receivable                                                  --            (2,000,000)
     Deferred compensation                                                           --              (182,213)
     Warrants                                                                 2,602,860             2,602,860
     Accumulated deficit                                                    (23,244,306)          (22,580,994)
                                                                           ------------          ------------
           Total shareholders' equity                                         3,058,708               589,133
                                                                           ------------          ------------
                                                                           $  5,188,048          $  1,182,365
                                                                           ============          ============

      See accompanying notes to condensed consolidated financial statements

               WITS BASIN PRECIOUS MINERALS INC. and SUBSIDIARIES
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

                                                            Nine Months Ended September 30,
                                                               2003                  2002
                                                          ------------          ------------
Revenues                                                  $    132,455          $    377,792
                                                          ------------          ------------
Operating Expenses:
     Cost of goods                                              35,354               378,681
     Selling, general and administrative                       645,743             2,749,265
     Exploration expenses                                      300,000                    --
     Depreciation                                                8,935               111,514
     Loss on disposal of assets                                     --               101,319
     Loss on impairment of goodwill                                884               417,273
                                                          ------------          ------------
               Total operating expenses                        990,916             3,758,052
                                                          ------------          ------------
Loss from Operations                                          (858,461)           (3,380,260)
                                                          ------------          ------------

Other Income (Expense):
     Interest and dividend income                               25,323                84,620
     Other income                                              150,000                20,000
     Interest expense                                               --                (5,456)
     Loss on sale of prepaid royalties                        (434,895)                   --
                                                          ------------          ------------
               Total other income (expense)                   (259,572)               99,164
                                                          ------------          ------------
Loss from Operations before Tax
    Refund, Minority Interest and
     Discontinued Operations                                (1,118,033)           (3,281,096)
                                                          ------------          ------------
        Income Tax Refund                                      243,920                    --
        Minority interest in loss of consolidated
          Subsidiary                                           150,000                    --
                                                          ------------          ------------
Loss from Continuing Operations                           $   (724,113)         $ (3,281,096)

Discontinued Operations (See Note 5)
     Gain (loss) from operations of discontinued
          accounting software business                          60,801            (3,824,989)
                                                          ------------          ------------

Net Loss                                                  $   (663,312)         $ (7,106,085)
                                                          ============          ============

Basic and Diluted Net Loss per common share:
         Continuing operations                            $      (0.05)         $      (0.27)
         Discontinued operations                                    --                 (0.31)
                                                          ------------          ------------
              Net Loss                                    $      (0.05)         $      (0.58)
                                                          ============          ============

Basic and Diluted Weighted Average
    Outstanding Shares                                      14,444,271            12,300,947
                                                          ============          ============

      See accompanying notes to condensed consolidated financial statements

               WITS BASIN PRECIOUS MINERALS INC. and SUBSIDIARIES
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                       Nine Months Ended September 30,
                                                                                          2003                 2002
                                                                                      -----------          -----------
Operating Activities:
   Net loss                                                                           $  (663,312)         $(7,106,085)
   Adjustments to reconcile net loss to cash flows from operating activities:
      Depreciation and amortization                                                        18,899            1,014,248
      Deferred compensation expense                                                       182,213               96,850
      Loss on disposal of assets                                                              884              101,319
      Loss on impairment of goodwill                                                           --            2,548,664
      Issue of options, warrants and common stock for services                             54,645              430,614
      Interest  expense  related  to common  stock  issued in excess of note
        payable                                                                                --               80,000
      Amortization of debt discount                                                            --              104,820
      Amortization of acquired software developed                                          53,884              333,745
      Exchange of assets for services                                                       2,644                   --
      Loss on sale of prepaid royalties                                                   434,895                   --
      Minority interest in loss of consolidated subsidiary                               (150,000)                  --
   Changes in operating assets and liabilities:
        Accounts receivable, net                                                          154,980               77,512
        Inventories                                                                         7,983               13,862
        Prepaid expenses                                                                  343,842              (20,865)
        Prepaid royalties                                                                      --              309,745
        Other assets                                                                       (2,890)              57,553
        Accounts payable                                                                 (191,960)             (31,576)
        Deferred revenue                                                                 (130,498)              56,865
        Accrued expenses                                                                   99,719             (190,642)
                                                                                      -----------          -----------
               Net cash provided by (used in) operating activities                        215,928           (2,123,371)
                                                                                      -----------          -----------

Investing Activities:
   Payments received on note receivable                                                        --              500,000
   Proceeds from sale of property and equipment                                           109,895              405,095
   Proceeds from sale of prepaid royalties                                                540,105                   --
   Purchases of property and equipment                                                     (3,880)             (49,792)
   Investment in Active Hawk Minerals LLC                                                (527,889)                  --
                                                                                      -----------          -----------
               Net cash provided by investing activities                                  118,231              855,303
                                                                                      -----------          -----------

Financing Activities:
   Payments on long-term notes payable                                                    (84,732)          (1,712,569)
   Common stock repurchased and retired                                                        --              (63,035)
   Cash proceeds from issuance of common stock                                                 --              950,000
   Cash proceeds from exercise of options and warrants                                         --              142,500
   Cash proceeds from stock subscription receivable                                            --              200,000
   Cash proceeds from short-term notes payable                                                 --              450,000
                                                                                      -----------          -----------
               Net cash used in financing activities                                      (84,732)             (33,104)
                                                                                      -----------          -----------

Change in Cash and Equivalents of Discontinued
     Accounting Software Business                                                        (245,313)              42,321
                                                                                      -----------          -----------
Increase (Decrease) in Cash and Equivalents                                                 4,114           (1,258,851)
Cash and Equivalents, beginning of period                                                  13,211            1,377,315
                                                                                      -----------          -----------
Cash and Equivalents, end of period                                                   $    17,325          $   118,464
                                                                                      ===========          ===========

      See accompanying notes to condensed consolidated financial statements

                        WITS BASIN PRECIOUS MINERALS INC.
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)


NOTE 1 - NATURE OF BUSINESS

Wits Basin Precious Minerals Inc., formerly Active IQ Technologies, Inc., a Minnesota corporation, ("we," "us," "our," "its" or the "Company") is a junior gold exploration company. On June 26, 2003, we entered into a joint venture with Hawk Precious Minerals USA, Inc., a Minnesota corporation and wholly owned subsidiary of Hawk Precious Minerals Inc., (a corporation organized under the laws of the Canadian Province of Ontario) for the exploration of gold minerals in the Republic of South Africa. The joint venture, named Active Hawk Minerals, LLC (a Minnesota limited liability company), was created to pursue the mineral rights to the FSC Project ("FSC") area in South Africa held by Kwagga Gold (Proprietary) Limited ("Kwagga"). Mineral rights are in the form of exclusive, notarized Prospecting Contracts applied for and/or issued by the State and various option agreements with private owners over a land package totaling approximately 269,000 acres. The area has excellent infrastructure, is easily accessible, has limited environmental issues, has no known indigenous land claims, and a provision has been made to convert the rights under the new Minerals and Petroleum Development Act of South Africa. Kwagga is a wholly owned subsidiary of AfriOre International (Barbados) Ltd. ("AfriOre"). AfriOre is a coal producer and a precious minerals exploration company with offices in Johannesburg, South Africa and is the operator of the project. We believe the FSC area has the potential for containing Witwatersrand-type gold mineralization. The historic Witwatersrand basin is host to the world's largest reserves of gold. It has produced over 1.5 billion ounces of gold during the past 117 years.

Prior to April 30, 2003, we provided accounting software through our Accounting Software Business ("ASB") and until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating on business information on the Internet though our Hosted Solutions Business ("HSB"). In December 2002, our Board of Directors authorized a plan to sell the ASB. As a result of the formal plan, the results of operations have been reported as discontinued operations (the "Discontinued Operations") and previously reported condensed consolidated financial statements have been restated for the nine months ended September 30, 2002. See Note 5 for further discussion regarding the Discontinued Operations of ASB.

Subsequent to our decision to sell the ASB, we came to the conclusion that due to current market conditions for capital funding of Internet opportunities, it would be extremely unlikely for us to secure the financing necessary to fund our HSB beyond the near term and thereby provide assurance to future customers of our long-term viability. On March 14, 2003, we sold all of our assets related to the HSB. See Note 3 for a further discussion regarding the HSB.

We were originally incorporated under Colorado law in December 1992 under the name Meteor Industries, Inc. In April 2001, in conjunction with our merger with activeIQ Technologies Inc., we reincorporated under Minnesota law and changed our name to Active IQ Technologies, Inc. On July 9, 2003, following the formation of our joint venture with Hawk Precious Minerals USA, Inc., we changed our name to Wits Basin Precious Minerals Inc. in order to further associate our new business model with our corporate name. Presently, our only business model involves sharing in the rights of mineral exploration, specifically, in search of new goldfields.

Our principal office is located at 800 Nicollet Mall, Suite 2690, Minneapolis, Minnesota 55402. Our telephone number is (612) 664-0570 and our Internet address is www.witsbasin.com. Our common stock trades on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol WITM. Prior to August 20, 2003, our common stock's OTCBB trading symbol was AIQT.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by us in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in our Form 10-K filed March 31, 2003. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year as a whole.

Revenue Recognition and Deferred Revenue

We did derive revenues from customers of the online document management service for monthly access to the service and initial service configuration/implementation. Customers were invoiced at the beginning of each month for access service and revenue was recognized when invoiced. Configuration/implementation revenue was invoiced the month after the services were performed and recognized in the month invoiced.

We recognized the revenues derived from ASB sales after all of the following criteria had been met: there was an executed license agreement, software had been delivered to the customer, the license fee was fixed and payable within twelve months, collection was deemed probable and product returns were reasonably estimable. Revenues related to multiple element arrangements were allocated to each element of the arrangement based on the fair values of elements such as license fees, maintenance, and professional services. Fair value was determined based on vendor specific objective evidence. Service revenue was recognized ratably over the term of the agreement, which was typically one year. All service revenue invoiced in excess of revenue recognized was recorded as deferred revenue. At December 31, 2002, deferred revenue was $1,774,491, as reported in the Discontinued Operations, see Note 5.

Net Loss per Common Share

Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the periods presented. The impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding, as the net effect would be antidilutive.

Use of Estimates

Preparing financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We account for income taxes using the liability method to recognize deferred income tax assets and liabilities. Deferred income taxes are provided for differences between the financial reporting and tax bases of our assets and liabilities at currently enacted tax rates.

We have recorded a full valuation allowance against the net deferred tax asset due to the uncertainty of realizing the related benefits.

Capitalization of Exploration Costs

Exploration costs incurred in the search for new mineral properties are charged to expense as incurred. When it has been determined that a mineral property is economically viable, we will begin to capitalize the costs of subsequent reserve definition and expansion of the property.

Stock Based Compensation

In accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations, we use the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of our common stock at the grant date over the amount the employee must pay for the stock. Our general policy is to grant stock options and warrants at fair value at the date of grant.

We have adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." We recorded compensation expense pursuant to APB Opinion No. 25 and related interpretations on options granted due to modifications of options of $182,213 and $96,850, for the nine months ended September 30, 2003 and 2002, respectively. We recorded expense related to stock based compensation issued to non-employees in accordance with SFAS No. 123. Had compensation costs for employees been recognized based upon the fair value of options at the grant date consistent with the provisions of SFAS No. 123, our results would have been as follows for the:

                                              Nine Months Ended September 30,
                                                 2003                 2002
                                              -----------          -----------

Net loss:
    As reported                               $  (663,312)         $(7,106,085)
    Pro forma                                 $(2,460,834)         $(8,278,060)

Basic and diluted net loss per share:
    As reported                               $     (0.05)         $     (0.58)
    Pro forma                                 $     (0.17)         $     (0.67)


Stock-based compensation
    As reported                               $   182,213          $    96,850
    Pro forma                                 $ 1,797,522          $ 1,171,975

In determining the compensation cost of the options granted during the nine months ended September 30, 2003 and 2002, as specified by SFAS No. 123, the fair value of each option granted has been estimated on the date of grant using the Black-Scholes option pricing model and the weighted average assumptions used in these calculations are summarized below for the nine months ended September 30:

                                                    2003               2002
  Risk free interest rate                           4.5%               5.0%
  Expected life of options granted                  10 years           10 years
  Expected volatility range                         308.1%             168.6%
  Expected dividend yield                           0%                 0%


NOTE 3 - HOSTED SOLUTIONS BUSINESS AND PREPAID ROYALTIES

In 2001, through a licensing agreement, we acquired the rights to develop and market, on a hosted basis, the online document management solutions of Stellent, Inc. This application service provider (ASP) software license agreement was the basis for our HSB, in which we were required to make advanced royalty payments and certain minimum royalty fee payments to Stellent. The balance of our prepaid royalties at December 31, 2002 was $975,000. During the quarter ended March 31, 2003, we recorded

$54,776 against the prepaid. The remaining balance of the prepaid royalties was expensed and netted together with the assets and liabilities in the sale of the HSB as described below.

On March 14, 2003, we sold all of the assets relating to our HSB to Stellent, Inc. for $650,000 cash, the reimbursement of transaction-related expenses incurred by us in the amount of $150,000 and the assumption of certain obligations, liabilities and employees of the Company. The transaction was not subject to shareholder approval. With the completion of this sale, we no longer operate in the online document management business. Revenues generated from our HSB were $132,455 and $331,018 during the nine months ended September 30, 2003 and 2002, respectively.


NOTE 4 - EXPLORATION AGREEMENT

On June 26, 2003, we entered into a joint venture with Hawk Precious Minerals USA, Inc., ("Hawk USA") a Minnesota corporation and wholly owned subsidiary of Hawk Precious Minerals Inc., (a corporation organized under the laws of the Canadian Province of Ontario), for the exploration of gold minerals in the Republic of South Africa. The joint venture, named Active Hawk Minerals, LLC (the "LLC") a Minnesota limited liability company, was created to pursue the mineral rights to the FSC Project area in South Africa held by Kwagga Gold (Proprietary) Limited ("Kwagga"). Kwagga is a wholly owned subsidiary of AfriOre International (Barbados) Ltd. ("AfriOre"). AfriOre is a coal producer and a precious minerals exploration company with offices in Johannesburg, South Africa and is the operator of the project.

Through a Joint Venture and Joint Contribution Agreement (the "Agreement"), the Company and Hawk USA have both made certain contributions to the LLC in exchange for equal ownership in the LLC. We made an initial $500,000 contribution as specified under the Agreement. This was the first of three contributions that will total $2,100,000. The balance of the remaining two contributions was originally scheduled as follows: on September 27, 2003, $1,000,000 was due, and on November 11, 2003, $600,000 was due. The September 27, 2003 contribution was subsequently extended to October 15, 2003, and has been made. The terms of the November 11, 2003 contribution were amended to allow the contribution to be paid in 2 equal payments of $300,000 on each of November 11, 2003 and April 30, 2004. Hawk USA contributed the interests it held in the FSC Project, known as "Heads of Agreement" as well as its interest in the "Oxide Zones" on its Holdsworth Property near Wawa, Ontario, Canada.

The LLC has no revenues year to date and has recorded $300,000 in exploration expenses for the period ended September 30, 2003. All subsidiary transactions and balances have been eliminated in consolidation.

As additional consideration for Hawk USA's mineral rights contributions, Hawk USA was issued 3,750,000 unregistered common shares of our common stock valued at $0.73 per share, based on the closing sale price of our common stock on June 26, 2003 as listed on the OTCBB.

We issued an option to purchase 100,000 shares of common stock with an exercise price of $0.40 per share to one of our former directors for the consulting services rendered to complete this joint venture transaction. The option was valued at $102,000 using the Black-Scholes pricing model.

Components of exploration agreement are as followings:

                                                            September 30,       December 31,
                                                                2003                2002
                                                             ----------         ------------
Total value of consideration contributed by Hawk USA          2,100,000                   --
Issuance of common stock to Hawk USA                          2,737,500                   --
Issuance of option to former director                           102,000                   --
Joint venture costs                                              27,889                   --
                                                             ----------         ------------
                                                             $4,967,389         $         --
                                                             ==========         ============

In a news release dated October 8, 2003, AfriOre announced that it had commissioned the first drillhole of an initial three drillhole program and that the initial drillhole will take some three months to complete. The data obtained from the three drillholes will be used to calculate factors for the remaining drillhole program at the FSC Project. Due to the fact that the exploration began so late in the quarter, the LLC did not have sufficient data to determine what a reasonable amortization basis for the intangible asset would be (exploration agreement). Based on future information, a determination will be made on an amortization period for the intangible asset.


NOTE 5 - DISCONTINUED OPERATIONS

In December 2002, our Board of Directors authorized a plan to sell our ASB to key employees of that division. The ASB publishes traditional accounting and financial management software for small and medium sized businesses, farms and ranches throughout North America. We acquired (through the acquisition of 3 companies) the ASB during the year ended December 31, 2001 for the purpose of utilizing the business customer base to market other of our E-commerce products and services. The ASB consisted of two accounting software applications companies: Red Wing Business Systems, Inc. and Champion Business Systems, Inc., collectively referred to as "Red Wing." Also, during 2002, we determined to abandon our E-commerce business after acquiring the rights to develop and market hosted online document solution products. Therefore, once we abandoned the E-commerce business model to focus on the hosted solutions business, the accounting software business no longer fit within our business plan.

On April 30, 2003, we completed the sale of substantially all of the assets of the ASB to key employees of that division (the "Purchaser"). The assets sold consisted primarily of all intellectual property rights, cash, accounts receivable, inventories, property and equipment, and customer contracts. The Purchaser assumed substantially all the liabilities of the ASB incurred in the ordinary course of the business consisting of trade payables, accrued expenses, debt and liabilities arising from contractual obligations related to the ongoing operations. In addition, the Purchaser paid us cash sufficient to discharge outstanding debt that was incurred during 2001 to acquire the ASB. The shareholders of the Company approved the sale at a special meeting on April 29, 2003.

The following are condensed consolidated statements of discontinued operations for the:


                                                       Nine Months Ended September 30,
                                                           2003                 2002
                                                       -----------          -----------
Revenues                                               $ 1,491,059          $ 2,982,350
                                                       -----------          -----------
Operating Expenses:
     Cost of goods sold                                    371,971              973,741
     Selling, general and administrative                   617,417            1,954,507
     Depreciation and amortization                          63,848            1,236,376
     Product development                                   231,243              276,830
     Loss on impairment of goodwill                             --            2,131,391
                                                       -----------          -----------
               Total operating expenses                  1,284,479            6,572,845
                                                       -----------          -----------
Income (loss) from discontinued operations                 206,580           (3,590,495)
Other expense                                             (145,779)            (234,494)
                                                       -----------          -----------

Net income (loss) from discontinued operations         $    60,801          $(3,824,989)
                                                       ===========          ===========

Assets and liabilities of the ASB consisted of the following at:

                                                   December 31, 2002
                                                   -----------------
Cash                                                  $   526,447
Accounts receivable, net                                  176,370
Inventories                                                46,438
Property and equipment, net                               119,561
Acquired software developed, net                          492,170
Goodwill, net                                           1,318,260
Other intangibles, net                                    869,927
Other assets                                               40,568
   Total assets                                       $ 3,589,741

Accounts payable                                           81,064
Accrued expenses                                          244,360
Deferred revenue                                        1,774,491
Notes payable                                           1,582,904
   Total liabilities                                  $ 3,682,819

Net liabilities of operations of discontinued
   Accounting Software Business                       $   (93,078)

With the completion of the sale of the ASB on April 30, 2003, all assets and liabilities listed above were transferred to the Purchaser.

NOTE 6 - MINORITY INTEREST IN ACTIVE HAWK MINERALS LLC

As a 50% owner in the joint venture LLC with Hawk USA, we will be sharing in the rights from mineral exploration projects being operated by AfriOre in the FSC Project area of South Africa. Our ownership is based on cash contributions that will total $2,100,000. Hawk USA has contributed its interest in the Heads of Agreement, as well as its interest in the "Oxide Zones" on its Holdsworth Property near Wawa, Ontario, Canada.

We have a "Buyout Option" in which we can acquire Hawk USA's 50% interest in the LLC by issuing Hawk USA 2,500,000 of unregistered common shares, on or before October 6, 2003. Hawk USA subsequently extended the exercise date of the Buyout Option until November 7, 2003, and on that date, we exercised such option.

Based on our 50% ownership and the Buyout Option we have in the LLC, we have consolidated the financial statements, as of September 30, 2003, of Active Hawk Minerals, LLC into our own with a minority interest presented for the 50% owned by Hawk USA.

NOTE 7 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                             Nine Months Ended September 30,
                                                                                 2003               2002
                                                                              ----------         ----------
Cash paid for interest                                                        $       --         $   58,553
Non-cash financing and investing activities:
    Common stock issued in exchange for stock subscription receivable         $       --         $2,025,000
    Conversion of preferred stock into common stock                           $       --         $  365,000
    Conversion of notes payable into common stock                             $       --         $  348,757
    Conversion of accrued wages into common stock                             $   56,529         $       --

    Cancellation of stock subscription receivable                             $2,000,000         $       --
    Conversion of accounts payable into common stock                          $  250,000         $       --
    Issuance of common stock and warrant for investment
         in Active Hawk Minerals, LLC                                         $2,839,500         $       --

NOTE 8 - SUBSEQUENT EVENTS

On October 9, 2003, the Company's Board of Directors approved an extension on the expiration of our 690,000 publicly traded redeemable warrants until May 31, 2004 from the previous extended date of November 28, 2003.

In October 2003, we completed a private placement of 10,190,000 units of our securities, each unit consisting of one share of common stock and a one-year warrant to purchase one-half of one share of common stock at a price of $0.75 per share. The units were sold at a price of $0.25 per unit, resulting in gross proceeds of $2,547,500 before agent commissions and other offering related expenses.

On November 7, 2003, the Company exercised its Buyout Option with respect to the joint venture. Pursuant to the terms of the Buyout Option, the Company issued 2,500,000 shares of its common stock in exchange for Hawk USA's 50% interest in the joint venture.


NOTE 9 - LEGAL PROCEEDINGS

On June 19, 2003, we were named as a defendant in a lawsuit by Jack A. Johnson, who served as our President and CEO until leaving the Company to accept employment with Stellent, Inc., following the sale to Stellent of our hosted solutions business. Mr. Johnson's Complaint asserts claims for breach of contract and seeks damages in excess of $50,000. We have denied all liability and are vigorously defending against Mr. Johnson's claims. The matter is currently in the discovery phase. We are unable to state, with any degree of certainty, the probable outcome of this matter.

As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, the Company was a defendant in two separate and unrelated actions brought in District Court, City and County of Denver, Colorado. One such action was a proceeding brought by Farmers State Bank of Ft. Morgan, Colorado, in which is was alleged that the Company was liable to the plaintiff as a result of its guaranty of certain secured debt obligations of one of Meteor Marketing, Inc., one of the Company's former subsidiaries. In October 2003, the parties reached a settlement of such litigation and filed with the court a stipulation for dismissal without prejudice. Pursuant to such settlement, the Company was not obligated to make any payments to the plaintiff, although the Company remains contingently liable pursuant to the guaranty.

The other legal proceeding venued in District Court in Denver, Colorado that was described in the Company's most recent Quarterly Report on Form 10-Q involved an action brought by Timothy L. White against the Company and Meteor Marketing, Inc. in which the plaintiff alleged that the Company was liable in the amount of $102,750 for certain obligations of Meteor Marketing as a result of an April 1999 guaranty. As previously reported by the Company, the plaintiff obtained a default judgment against the Company. On October 9, 2003, the action was dismissed and such default judgment was vacated for improper service of process. Mr. White and Meteor Marketing subsequently entered into a forbearance agreement with respect to Meteor Marketing's outstanding obligations. Although, to the Company's knowledge, no attempt has since been made by the plaintiff to re-commence the action, in the event Meteor Marketing breaches or otherwise defaults upon its obligations under the forbearance agreement, Mr. White may again seek to hold the Company liable pursuant to its guaranty.

On May 15, 2003, Bobby Abrams filed suit against Red Wing Business Systems, Inc. and Champion Business Systems, Inc. (collectively "Red Wing") our wholly owned subsidiaries, in the amount of $100,000, relating to an accounting software upgrade for his personal business. We settled the litigation with a payment in the amount of $1,750 made to Mr. Abrams and on August 19, 2003, we received notice of a settlement agreement and mutual release, whereby the action was dismissed with prejudice as to all of the parties.

                          INDEPENDENT AUDITORS' REPORT

To  Audit   Committee,   Shareholders  and  Board  of  Directors  of  Active  IQ
Technologies, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Active IQ Technologies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Active IQ Technologies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had net losses for the years ended December 31, 2002, 2001 and 2000 and had an accumulated deficit and negative working capital at December 31, 2002. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Virchow, Krause & Company, LLP
----------------------------------
Minneapolis, Minnesota
February 14, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Active IQ Technologies, Inc.:

We have audited the accompanying balance sheets of Active IQ Technologies Inc. (formerly activeIQ Technologies, Inc.) (a Minnesota corporation formerly in the development stage) as of December 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Active IQ Technologies, Inc. as of December 31, 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen LLP

Minneapolis, Minnesota,
March 23, 2001


    **THE FOREGOING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR
        ANDERSEN LLP AND HAS NOT BEEN RE-ISSUED BY ARTHUR ANDERSEN LLP.

                  ACTIVE IQ TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  December 31,


                                                                               December 31,
                                                                         2002                2001
                                                                     ------------        ------------
Assets
Current assets
  Cash and cash equivalents                                          $     13,211        $  1,377,315
  Accounts receivable, net                                                 35,107              95,831
  Note receivable                                                              --             500,000
  Prepaid expenses                                                         35,542               7,382
                                                                     ------------        ------------
    Total current assets                                                   83,860           1,980,528

Property and equipment, net                                               123,505             420,736
Prepaid royalties, net                                                    975,000           1,500,000
Other assets, net                                                              --              40,090
Net assets of operations of discontinued
  accounting software business                                                 --           4,893,588
Goodwill, net                                                                  --             817,273
                                                                     ------------        ------------
                                                                     $  1,182,365        $  9,652,215
                                                                     ============        ============
Liabilities and Shareholders' Equity
Current Liabilities
  Note payable                                                       $         --        $  1,000,000
  Accounts payable                                                        304,526             331,895
  Net liabilities of operations of discontinued
    accounting software business                                           93,078                  --
  Accrued payroll                                                         119,211             272,517
  Accrued professional fees                                                31,250              35,000
  Accrued interest                                                         18,552               2,906
  Accrued expenses                                                         26,615               2,580
                                                                     ------------        ------------
    Total current liabilities                                             593,232           1,644,898
                                                                     ------------        ------------

Commitments and Contingencies

Shareholders' Equity
  Series B Convertible Preferred Stock, $1.00 par value,
    365,000 shares authorized; 0 and 365,000 shares issued and
    outstanding at December 31, 2002 and December 31, 2001                     --             365,000
  Common stock, $.01 par value, 150,000,000 shares authorized;
    13,264,681 and 10,731,345 shares issued and outstanding
    at December 31, 2002 and 2001                                         132,647             107,313
  Additional paid-in capital                                           22,616,833          19,335,027
  Stock subscription receivable                                        (2,000,000)           (200,000)
  Deferred compensation                                                  (182,213)           (311,701)

  Warrants                                                              2,602,860           1,633,917
  Accumulated deficit                                                 (22,580,994)        (12,922,239)
                                                                     ------------        ------------
    Total shareholders' equity                                            589,133           8,007,317
                                                                     ------------        ------------
                                                                     $  1,182,365        $  9,652,215
                                                                     ============        ============

           See accompanying notes to consolidated financial statements

                  ACTIVE IQ TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     Years Ended December 31,
                                                           2002               2001               2000
                                                       -----------        -----------        -----------
Revenues                                               $   499,378        $   462,800        $        --
                                                       -----------        -----------        -----------
Operating Expenses:
  Costs of goods sold                                      588,488            191,422                 --
  Selling, general and administrative                    3,339,590          5,952,067          1,978,697
  Depreciation and amortization                            144,962          1,641,875            112,544
  Product development                                      134,217            562,762            609,344
  Loss on disposal of assets                               114,037             55,194            105,360
  Loss on impairment of goodwill                           417,273                 --                 --
                                                       -----------        -----------        -----------
    Total operating expenses                             4,738,567          8,403,320          2,805,945
                                                       -----------        -----------        -----------
Loss from Operations                                    (4,239,189)        (7,940,520)        (2,805,945)
                                                       ===========        ===========        ===========

Other Income (Expense):
  Interest and dividend income                              15,244            159,101              7,500
  Other income                                             430,000                 --                 --
  Interest expense                                        (367,469)           (73,411)           (41,974)
                                                       -----------        -----------        -----------
   Total other income (expense)                             77,775             85,690            (34,474)
                                                       -----------        -----------        -----------
Loss from Continuing Operations                         (4,161,414)        (7,854,830)        (2,840,419)
                                                       -----------        -----------        -----------

Discontinued Operations (See Note 2)
  Loss from operations of discontinued
     accounting software business                       (3,757,341)        (1,591,978)                --
  Loss on disposal of accounting software business
     (including provision for operating losses of
        $50,000 during phase out period)                (1,740,000)                --                 --
                                                       -----------        -----------        -----------
   Loss on discontinued operations                      (5,497,341)        (1,591,978)                --
                                                       -----------        -----------        -----------
Net Loss                                               $(9,658,755)       $(9,446,808)       $(2,840,419)
                                                       ===========        ===========        ===========

Basic and diluted net loss per common share:
  Continuing operations                                $     (0.33)       $     (0.96)       $     (1.65)
  Discontinued operations                                    (0.44)             (0.19)                --
                                                       -----------        -----------        -----------
   Net Loss                                            $     (0.77)       $     (1.15)       $     (1.65)
                                                       ===========        ===========        ===========

Basic and diluted weighted average
   common shares outstanding                            12,532,354          8,210,326          1,717,731
                                                       ===========        ===========        ===========


           See accompanying notes to consolidated financial statements

                  ACTIVE IQ TECHNOLOGIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000




                                                          Common                        Preferred                       Additional
                                                          stock                           stock                          paid-in
                                                          shares          Amount          shares         Amount          capital
                                                       -----------        -------       ---------       --------        ----------
BALANCE, December 31, 1999                                 373,626        $ 3,736             --        $     --        $1,144,385
  Issuance of common stock in March 2000
    at $37.50 per share                                      4,667             47             --              --           174,953
  Issuance of warrants in June 2000 in
    payment of legal fees                                       --             --             --              --                --
  Issuance of common stock in June 2000
    at $0.38 per share (net of offering
    costs of $10,000)                                    1,856,634         18,567             --              --           677,545
  Repayment of stock subscription receivable                    --             --             --              --
  Conversion of accounts payable to common
    stock in June 2000 at $0.38 per share                  216,216          2,162             --              --            78,919
  Issuance of options to purchase 60,000 shares
    at an exercise price of $1.00 per share as
    part of severance in June 2000                              --             --             --              --            25,800
  Issuance of common stock in July 2000
    for assets at $2.50 per share                          151,200          1,512             --              --           376,488
  Issuance of common stock in August through
    December 2000 at $2.75 per share
   (net of offering costs of $408,578)                     956,780          9,568             --              --         2,079,050
  Issuance of common stock in September
    2000 at $2.75 per share to director                    100,000          1,000             --              --           274,000
  Issuance of warrants in August 2000 in
    conjunction with stockholder note payable                   --             --             --              --                --
  Conversion of notes payable to common
    stock in September 2000 at $2.75 per share              20,000            200             --              --            54,800
  Deferred compensation related to September
    and November 2000 option grants                             --             --             --              --           227,500
  Issuance of options to consultant exercisable
    at $1.00 per share in October 2000                          --             --             --              --            90,000
  Issuance of common stock at $2.75 per
    share in December 2000 in payment
    of accounts payable                                     29,515            295             --              --            80,871
  Issuance of common stock in December
    2000 for assets at $2.75 per share                     127,273          1,272             --              --           348,729
  Deferred compensation expense                                 --             --             --              --                --
  Net loss                                                      --             --             --              --                --
                                                       -----------        -------        -------        --------        ----------
BALANCE, December 31, 2000                               3,835,911         38,359             --              --         5,633,040


  Issuance of common stock in January 2001
    at $2.75 per share                                     400,000          4,000             --              --         1,096,000
  Issuance of common stock in January and April
    2001 for acquisition of Edge Technologies, Inc         550,000          5,500             --              --         1,507,000
  Issuance of common stock for merger with
    activeIQ net of $1,000,000 costs                     3,874,511         38,745        365,000         365,000         3,634,028
  Cashless exercise of warrants issued in June 2000         17,976            180             --              --            22,502
  Employee and consultant stock option
    exercises from May through December 2001               605,496          6,055             --              --         1,623,900
  Surrender of common stock at $37.50 per share
    in exchange for cancellation of promissory note         (8,334)           (83)            --              --          (312,417)



                                                          Common                        Preferred                       Additional
                                                          stock                           stock                          paid-in
                                                          shares          Amount          shares         Amount          capital
                                                       -----------        -------       ---------       --------        ----------
  Issuance of common stock in June 2001 for
    acquisition of Red Wing Business Systems, Inc          400,000          4,000             --              --         1,774,000
  Issuance of common stock in June 2001 at
    $3.00 per share net of $82,500 costs                   500,000          5,000             --              --         1,373,500
  Issuance of common stock in July 2001 to a
    director at $2.75 per share pledged with
    stock subscription                                     100,000          1,000             --              --           274,000
  Issuance of consulting warrants in August
    2001, 450,000 at $5.50 per share,
    250,000 at $7.50 per share                                  --             --             --              --                --
  Conversion of accounts payable to common
    stock in September 2001 at $4.00 per share              16,667            167             --              --            89,002
  Issuance of common stock in September
    2001 for acquisition of Champion
    Business Systems, Inc                                  299,185          2,992             --              --         1,460,023
  Conversion of accounts payable to warrant in
    August and September 2001                                   --             --             --              --                --
  Issuance of commons stock in October 2001
    for acquisition of FMS Marketing, Inc                  250,000          2,500             --              --           752,500
  Company's re-purchase of common stock
    in December 2001                                      (106,667)        (1,067)            --              --          (409,254)
  Cancellation of stock bonus shares
    in December 2001                                        (3,400)           (34)            --              --                34
  Deferred compensation related to options granted              --             --             --              --           817,169
  Deferred compensation expense                                 --             --             --              --                --
  Net loss                                                      --             --             --              --                --
                                                       -----------        -------       ---------       --------        ----------
BALANCE, December 31, 2001                              10,731,345        107,313        365,000         365,000        19,335,027

  Employee stock option exercise in January 2002            11,500            115             --              --            34,385
  Issuance of common stock in January 2002
    at $4.00 per share to officer                          500,000          5,000             --              --         1,995,000
  Company's re-purchase of common stock
    in February 2002                                       (15,500)          (155)            --              --           (62,880)
  Conversion of Series B Preferred Stock
    in February 2002                                       365,000          3,650       (365,000)       (365,000)          361,350
  Re-pricing and exercise of warrant in March
    2002, issued to underwriter in June 1998                54,000            540             --              --           107,460
  Issuance of warrant in March 2002 to director
    relating to loan to Company, 25,000 shares
    at $3.00 per share                                          --             --             --              --                --
  Re-payment of stock subscription receivable
    in April 2002 from director                                 --             --             --              --                --
  Partial conversion of note payable to
    common stock in May 2002 at $1.15 per
    common share due to a director                         200,000          2,000             --              --           228,000
  Partial conversion of notes payable to common
    stock in June 2002 at $0.78 per share due to
    former shareholders of FMS Marketing, Inc              151,669          1,517             --              --           117,241
  Issuance of common stock in June 2002 at $0.75
    per share and 500,000 warrants at $1.00 per share
    800,000 warrants at $1.25 per share to an
    investor and to a director (includes re-pricing
    of certain warrants)                                 1,300,000         13,000             --              --           501,249



                                                          Common                        Preferred                       Additional
                                                          stock                           stock                          paid-in
                                                          shares           Amount         shares          Amount         capital
                                                       -----------        --------      ---------       ---------       -----------
  Conversion of accounts payable to warrant in
    June 2002 at $0.83 per share                                --              --             --              --                --
  Issuance of 119,285 warrants at $1.00 per share
    in September 2002 to former Champion Business
    Systems promissory note holders for
    deferring principal payment                                 --              --             --              --                --
  Surrender of common stock at $0.75 per share
    in exchange for cancellation of stock
    subscription receivable                                (33,333)           (333)            --              --                --
  Deferred compensation expense                                 --              --             --              --                --
  Net loss                                                      --              --             --              --                --
                                                       -----------        --------      ---------       ---------       -----------
BALANCE, December 31, 2002                              13,264,681        $132,647             --       $      --       $22,616,833
                                                       ===========        ========      =========       =========       ===========


           See accompanying notes to consolidated financial statements

                  ACTIVE IQ TECHNOLOGIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                         Stock            Deferred
                                                       subscription        compen-                     Accumulated
                                                        Receivable         sation        Warrants        deficit           Total
                                                       -----------        --------       -------       -----------      -----------
BALANCE, December 31, 1999                             $  (328,750)       $     --       $    --       $  (635,012)     $   184,359
  Issuance of common stock in March 2000
    at $37.50 per share                                         --              --            --                --          175,000
  Issuance of warrants in June 2000 in
    payment of legal fees                                       --              --        22,682                --           22,682
  Issuance of common stock in June 2000
    at $0.38 per share (net of offering
    costs of $10,000)                                           --              --            --                --          696,112
  Repayment of stock subscription receivable                16,250              --            --                --           16,250
  Conversion of accounts payable to common
    stock in June 2000 at $0.38 per share                       --              --            --                --           81,081
  Issuance of options to purchase 60,000 shares
    at an exercise price of $1.00 per share as
    part of severance in June 2000                              --              --            --                --           25,800
  Issuance of common stock in July 2000
    for assets at $2.50 per share                               --              --            --                --          378,000
  Issuance of common stock in August through
    December 2000 at $2.75 per share
    (net of offering costs of $408,578)                         --              --       133,949                --        2,222,567
  Issuance of common stock in September
    2000 at $2.75 per share to director                         --              --            --                            275,000
  Issuance of warrants in August 2000 in
    conjunction with stockholder note payable                   --              --        14,250                --           14,250
  Conversion of notes payable to common
    stock in September 2000 at $2.75 per share                  --              --            --                --           55,000
  Deferred compensation related to September
    and November 2000 option grants                             --        (227,500)           --                --               --
  Issuance of options to consultant exercisable
    at $1.00 per share in October 2000                          --              --            --                --           90,000
  Issuance of common stock at $2.75 per
    share in December 2000 in payment
    of accounts payable                                         --              --            --                --           81,166
  Issuance of common stock in December
    2000 for assets at $2.75 per share                          --              --            --                --          350,001
  Deferred compensation expense                                 --          54,687            --                --           54,687
  Net loss                                                      --              --            --        (2,840,419)      (2,840,419)
                                                       -----------        --------       -------       -----------      -----------
BALANCE, December 31, 2000                                (312,500)       (172,813)      170,881        (3,475,431)       1,881,536

  Issuance of common stock in January 2001
    at $2.75 per share                                          --              --            --                --        1,100,000
  Issuance of common stock in January and April
    2001 for acquisition of Edge Technologies, Inc.             --              --            --                --        1,512,500
  Issuance of common stock for merger with
    activeIQ net of $1,000,000 costs                            --              --            --                --        4,037,773
  Cashless exercise of warrants issued in June 2000             --              --       (22,682)               --               --
  Employee and consultant stock option
    exercises from May through December 2001                    --              --            --                --        1,629,955
  Surrender of common stock at $37.50 per share
    in exchange for cancellation of promissory note        312,500              --            --                --               --


                                                         Stock            Deferred
                                                       subscription        compen-                     Accumulated
                                                        Receivable         sation         Warrants       deficit           Total
                                                       -----------        ---------      ---------     -----------      -----------
  Issuance of common stock in June 2001 for
    acquisition of Red Wing Business Systems, Inc               --               --             --              --        1,778,000
  Issuance of common stock in June 2001 at
    $3.00 per share net of $82,500 costs                        --               --        114,000              --        1,492,500
  Issuance of common stock in July 2001 to a
    director at $2.75 per share pledged with
    stock subscription                                    (200,000)              --             --              --           75,000
  Issuance of consulting warrants in August
    2001, 450,000 at $5.50 per share,
    250,000 at $7.50 per share                                  --               --      1,246,000              --        1,246,000
  Conversion of accounts payable to common
    stock in September 2001 at $4.00 per share                  --               --             --              --           89,169
  Issuance of common stock in September
    2001 for acquisition of Champion
    Business Systems, Inc                                       --               --             --              --        1,463,015
  Conversion of accounts payable to warrant in
    August and September 2001                                   --               --        125,718              --          125,718
  Issuance of commons stock in October 2001
    for acquisition of FMS Marketing, Inc                       --               --             --              --          755,000
  Company's re-purchase of common stock
    in December 2001                                            --               --             --              --         (410,321)
  Cancellation of stock bonus shares
    in December 2001                                            --               --             --              --               --
  Deferred compensation related to options granted              --         (817,169)            --              --               --
  Deferred compensation expense                                 --          678,281             --              --          678,281
  Net loss                                                      --               --             --      (9,446,808)      (9,446,808)
                                                       -----------        ---------      ---------     -----------      -----------
BALANCE, December 31, 2001                                (200,000)       $(311,701)     1,633,917     (12,922,239)       8,007,317

  Employee stock option exercise in January 2002                --               --             --              --           34,500
  Issuance of common stock in January 2002
    at $4.00 per share to officer                       (2,000,000)              --             --              --               --
  Company's re-purchase of common stock
    in February 2002                                            --               --             --              --          (63,035)
  Conversion of Series B Preferred Stock
    in February 2002                                            --               --             --              --               --
  Re-pricing and exercise of warrant in March
    2002, issued to underwriter in June 1998                    --               --         61,020              --          169,020
  Issuance of warrant in March 2002 to director
    relating to loan to Company, 25,000 shares
    at $3.00 per share                                          --               --         33,750              --           33,750
  Re-payment of stock subscription receivable
    in April 2002 from director                            200,000               --             --              --          200,000
  Partial conversion of note payable to
    common stock in May 2002 at $1.15 per
    common share due to a director                              --               --             --              --          230,000
  Partial conversion of notes payable to common
    stock in June 2002 at $0.78 per share due to
    former shareholders of FMS Marketing, Inc                   --               --             --              --          118,758
  Issuance of common stock in June 2002 at $0.75
    per share and 550,000 warrants at $1.00 per share
    800,000 warrants at $1.25 per share to an
    investor and to a director (includes re-pricing
    of certain warrants)                                   (25,000)              --        779,474              --        1,268,723


                                                         Stock            Deferred
                                                       subscription        compen-                     Accumulated
                                                        Receivable         sation         Warrants       deficit           Total
                                                       -----------        ---------      ----------    ------------     -----------
  Conversion of accounts payable to warrant in
    June 2002 at $0.83 per share                                --               --          12,500              --          12,500
  Issuance of 119,285 warrants at $1.00 per share
    in September 2002 to former Champion Business
    Systems promissory note holders for
    deferring principal payment                                 --               --          82,199              --          82,199
  Surrender of common stock at $0.75 per share
    in exchange for cancellation of stock
    subscription receivable                                 25,000               --              --              --          24,667
  Deferred compensation expense                                 --          129,488              --              --         129,488
  Net loss                                                      --               --              --      (9,658,755)     (9,658,755)
                                                       -----------        ---------      ----------    ------------     -----------
BALANCE, December 31, 2002                             $(2,000,000)       $(182,213)     $2,602,860    $(22,580,994)    $   589,133
                                                       ===========        =========      ==========    ============     ===========


           See accompanying notes to consolidated financial statements

                  ACTIVE IQ TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       For the Years Ended December 31,
                                                                      2002             2001               2000
                                                                  -----------      -----------         -----------
OPERATING ACTIVITIES:
  Net loss                                                        $(9,658,755)     $(9,446,808)        $(2,840,419)
  Adjustments to reconcile net loss to cash
        flows from operating activities:
  Depreciation and amortization                                     1,824,372        3,161,492             112,544
  Deferred compensation expense                                       129,488          678,280              54,687
  Loss on disposal of assets                                          114,037           55,356             105,360
  Loss on discontinued accounting software business                 1,650,000               --                  --
  Loss on impairment of goodwill                                    2,548,664               --                  --
  Issuance of warrants, options and common stock for services         189,469        1,436,393             320,000
  Issuance of options in lieu of severance                                 --               --              25,800
  Amortization of original issue discount                              79,145           66,273              14,250
  Amortization of acquired software developed                         441,237          187,253                  --
  Re-pricing of common stock warrants                                 343,390               --                  --
  Excess of common stock value in connection with
        conversion of note payable to common stock                     80,000               --                  --
  Forgiveness of note payable                                              --          (63,677)                 --
    Changes in operating assets and liabilities:
    Accounts receivable, net                                           72,974         (164,287)                 --
    Inventories                                                        13,683           40,184                  --
    Prepaid expenses                                                  (39,844)          26,154              20,715
    Prepaid royalties                                                      --               --            (150,000)
    Other assets                                                       63,670          175,084            (261,028)
    Accounts payable                                                  (45,121)          53,219             272,767
    Deferred revenue                                                  292,741         (303,840)                 --
    Accrued expenses                                                 (157,433)         254,970              88,428
                                                                  -----------      -----------         -----------
        Net cash used in operating activities                      (2,058,283)      (3,843,954)         (2,236,896)
                                                                  -----------      -----------         -----------
INVESTING ACTIVITIES:
  Payments on note receivable                                         500,000               --                  --
  Proceeds from sale of property and equipment                         52,145               --                  --
  Proceeds from sale of Epoxy Network (goodwill)                      400,000               --                  --
  Acquisition of Edge Technologies Incorporated                            --         (750,711)                 --
  Acquisition of Red Wing Business Systems, Inc-net of cash
    acquired                                                               --         (421,031)                 --
  Acquisition of Champion Business Systems, Inc-net of cash
    acquired                                                               --         (501,056)                 --
  Acquisition of FMS Marketing, Inc-net of cash acquired                   --         (311,134)                 --
  Payments for acquired software developed                                 --         (189,290)                 --
  Purchases of property and equipment                                 (59,506)        (134,026)           (267,103)
                                                                  -----------      -----------         -----------
       Net cash provided by (used in) investing activities            892,639       (2,307,248)           (267,103)
                                                                  -----------      -----------         -----------
FINANCING ACTIVITIES:
  Net decrease on bank line of credit                                      --         (277,381)           (102,471)
  Payments on capital lease obligations                                    --          (46,216)                 --
  Payments on long-term debt                                       (1,727,570)        (534,672)                 --
  Common stock repurchased                                            (63,035)        (410,321)                 --
  Cash proceeds from issuance of common stock                       1,246,514        6,205,273           3,191,010
  Cash proceeds from exercise of options                               34,500        1,629,955                  --
  Cash proceeds from short-term shareholder note payable                   --               --             355,000
  Cash proceeds from long-term debt                                   450,000               --                  --
                                                                  -----------      -----------         -----------
      Net cash provided by (used in) financing activities             (59,591)       6,566,638           3,443,539
                                                                  -----------      -----------         -----------
CHANGE IN CASH AND CASH EQUIVALENTS OF
     DISCONTINUED ACCOUNTING SOFTWARE BUSINESS                       (138,869)        (387,578)                 --
                                                                  -----------      -----------         -----------
INCREASE (DECREASE) IN CASH EQUIVALENTS                            (1,364,104)          27,858             939,540
CASH AND EQUIVALENTS, beginning of period                           1,377,315        1,349,457             409,917
                                                                  -----------      -----------         -----------
CASH AND EQUIVALENTS, end of period                               $    13,211      $ 1,377,315         $ 1,349,457
                                                                  ===========      ===========         ===========



           See accompanying notes to consolidated financial statements

                  ACTIVE IQ TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Active IQ Technologies, Inc. ("Active IQ," the "Company," "our," or "we") provides online document management services delivered through an outsourced, fully managed hosted service provider model. The Company's document management services are currently focused on delivering solutions to the commercial real estate market with potential application to related markets requiring similar document management solutions. Through an exclusive worldwide-hosted licensing agreement with Stellent, Inc., Active IQ employs Stellent's Content Management software as the underlying software engine on which its service solutions are developed. See Note 11 - Subsequent Events.

Active IQ offers traditional accounting and financial management software solutions through its accounting software business comprised of Red Wing
Business Systems, Inc. ("Red Wing") (including FMS Marketing, Inc. ("FMS/Harvest") which was merged into Red Wing in December 2001) and Champion Business Systems, Inc., ("Champion") (collectively, "the accounting software business"). In December 2002, the Company's Board of Directors authorized a plan to sell the Company's accounting software business. On February 17, 2003, the Company executed a definitive purchase agreement to sell substantially all assets of the accounting software business to a newly formed company led by management of that accounting software business. See Note 2 - Discontinued Operations of Accounting Software Business.

Up through March 2002, the Company provided an eBusiness application and software solution as part of its "Epoxy Network." The Epoxy Network offered an Internet merchandising system called "Storefront" and a tool for managing customer information named "Account Management." In April 2002, the Company sold the existing customer contracts of this business to a third party. In August 2002, the Company sold its remaining rights and interests in the Epoxy Network to a different third party.

The Company was originally incorporated under Colorado law in December 1992 under the name Meteor Industries, Inc. On April 30, 2001, the Company, activeIQ Technologies Inc. ("Old AIQ") and a wholly owned subsidiary of the Company (the Company's subsidiary) closed a triangular reverse merger transaction whereby Old AIQ merged with and into the Company's subsidiary. Immediately prior to the merger, the Company (i) sold all of its assets relating to its petroleum and gas distribution business, (ii) was reincorporated under Minnesota law, and (iii) changed its name to Active IQ Technologies, Inc. As a result of the sale of the Company's petroleum and gas distribution assets, it discontinued all operations in the petroleum and gas distribution business and has adopted the business plan of Old AIQ. Because Old AIQ was treated as the acquiring company in the merger, all financial and business information contained herein relating to periods prior to the merger is the business and financial information of Old AIQ. In April 2001 we reincorporated under Minnesota law.

Old AIQ was incorporated in Minnesota on April 11, 1996, and was considered a development stage company until January 2001, when it began to recognize revenues as a result of an acquisition (see Note 3 - Business Combinations). Old AIQ was formed to develop and provide eBusiness application software and services for small-to-medium sized accounting software customers. Since its inception and up through the merger, Old AIQ's efforts have been devoted to the development of its principal product and raising capital.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the years ended December 31, 2002, 2001 and 2000, the Company incurred losses from continuing operations of $4,161,414, $7,854,830 and $2,840,419, respectively.  At December 31, 2002, the Company had an  accumulated  deficit of

$22,580,994 and a negative working capital of $509,372. The Company's ability to continue as a going concern is dependent on it ultimately achieving profitability and/or raising additional capital. Management intends to obtain additional debt or equity capital to meet all of its existing cash obligations, however, there can be no assurance that the sources will be available or available on terms favorable to the Company. We believe we have enough cash to fund our operations through the end of our first quarter ended March 31, 2003. Management anticipates that the impact of the actions listed below, might generate sufficient cash flows to pay current liabilities and fund the Company's future operations:

         o Continued reduction of operating expenses by controlling payroll and other general and administrative expenses.

         o Solicit additional equity and /or debt investment in the Company.

         o        Sell operating assets of the company

         o        See Note 11- Subsequent Events

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Active IQ Technologies, Inc. and its wholly owned subsidiaries, Red Wing Business Systems, Inc. and Champion Business Systems, Inc. All significant intercompany transactions and balances have been eliminated in consolidation. See Note 2 - Discontinued Operations of Accounting Software Business.

CASH AND CASH EQUIVALENTS

The Company includes as cash equivalents certificates of deposit and all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash in high-quality financial institutions. The balances, at times, may exceed federally insured limits.

ACCOUNTS RECEIVABLE

The balance of accounts receivable was $35,542 and $95,831 at December 31, 2002 and 2001, respectively. The allowance for uncollectible accounts was $0 at both December 31, 2002 and 2001. The allowance for uncollectible accounts for the discontinued accounting software business (see Note 2) was $55,000 at both December 31, 2002 and 2001. The Company extends unsecured credit to customers in the normal course of business. On a periodic basis the Company evaluates its accounts receivable based on history of past write-offs and collections and current credit conditions and accordingly adjusts the allowance for doubtful accounts. The Company believes all accounts receivable in excess of the allowance are fully collectible. The Company does not accrue interest on past due accounts receivable. If accounts receivable in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made.

INVENTORIES

The Company's online document management service does not require maintaining any assets classified as inventories, as the services are delivered electronically. Inventories related to the discontinued accounting software business consist principally of manuals for the various software modules, stocked software and shipping supplies. Inventory is recorded at the lower of cost (first-in, first-out) or market. See Note 2 - Discontinued Operations of Accounting Software Business.

PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized while repairs and maintenance costs are charged to operations when incurred. Property and equipment is depreciated or amortized using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

SOFTWARE DEVELOPMENT COSTS

The Company has adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Pursuant to SOP 98-1, expenditures for internal use software are expensed during the preliminary project stage. For the years ended December 31, 2002, 2001 and 2000, the Company expensed all initial software costs as research and development expense since costs were incurred during the preliminary project stage.

The Company did capitalize certain software development related to new product development, which was acquired as part of the Red Wing and Champion acquisitions in 2001 plus an additional $189,290 related to new project development during the year ended December 31, 2001, for certain developed software that has reached technological feasibility. As a result of the proposed sale of the accounting software business, all capitalized software costs are reclassified in net liabilities of discontinued operations at December 31, 2002. See Note 2 - Discontinued Operations of Accounting Software Business.

PREPAID ROYALTIES

The Company has a software license agreement with Stellent, Inc., which required advance royalty payments and certain minimum royalty fees. The prepaid royalties at December 31, 2002 and 2001 of $975,000 and $1,500,000, respectively, represents the balance remaining on minimum fees paid under the software license agreement entered into on December 28, 2001.

GOODWILL

During the year ended December 31, 2001, goodwill of approximately $2,264,000, $4,059,000, $1,562,000 and $694,000 was recorded related to the acquisitions of Edge Technologies, Incorporated ("Edge"), Red Wing, Champion and FMS/Harvest, respectively.

In June 2001, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 discontinues the amortization of recorded goodwill for fiscal years beginning after December 15, 2001. Pursuant to SFAS No. 142, goodwill will be reduced based upon an impairment analysis of the amount recorded on the Company's books. To the extent it has been determined that the carrying value of goodwill is not recoverable and is in excess of fair value, an impairment loss will be recognized. Goodwill will be reviewed on a periodic basis based on its fair value.

Goodwill, net of accumulated amortization, was $1,318,260 and $5,916,924 at December 31, 2002 and 2001, respectively. See Note 2 - Discontinued Operations of Accounting Software Business. Pursuant to SFAS No. 142, the Company recognized and recorded an impairment charge against goodwill in the amount of $2,131,391 during the second quarter ended June 30, 2002 related to the software accounting business. Also pursuant to SFAS No. 142, the Company recognized and recorded an impairment charge against goodwill in the amount of $417,273 (net goodwill of $817,273 less $400,000 in sales proceeds) during the third quarter ended September 30, 2002 related to the sale of our Epoxy Network discussed above. The net loss would have been $6,796,504 without amortization of goodwill of $2,650,304 for the year ended December 31, 2001.

OTHER INTANGIBLES AND ACQUIRED SOFTWARE DEVELOPED

Other intangibles (included in discontinued operations of the accounting software business), net of amortization, were $869,927 and $2,048,552 at
December 31, 2002 and 2001, respectively. The intangible assets relate to customer relationships, acquired software developed and non-compete agreements related to the accounting software business. Included in the discontinued operations of the accounting software business is amortization of acquired software developed of $441,237 and $187,253 for the years ended December 31, 2002 and 2001, respectively. Other intangible assets were being amortized over two years on a straight-line basis. Accumulated amortization at December 31, 2002 and 2001 was $1,487,321 and $308,697, respectively. Pursuant to the Company's decision to discontinue the accounting software business, a loss on disposal of accounting software business of $1,650,000 related to other intangibles and goodwill was recorded in December 2002. See Note 2 - Discontinued Operations of Accounting Software Business.

Based on the Company's decision to discontinue the accounting software business operations, no amortization of other intangibles and acquired software developed will be recorded during the year ending December 31, 2003.

SEGMENT REPORTING

The Company provides online document management services to the commercial real estate market in the United States. The Company has only one operating segment.

REVENUE RECOGNITION AND DEFERRED REVENUE

The Company currently derives revenues from customers of the online document management service for monthly access to the service and initial service configuration/implementation. Customers are invoiced at the beginning of each month for access service and revenue is recognized when invoiced. Configuration/implementation revenue is invoiced the month after the services are performed and recognized in the month invoiced.

The Company recognizes the revenues derived from the accounting software business sales after all of the following criteria have been met: there is an executed license agreement, software has been delivered to the customer, the license fee is fixed and payable within twelve months, collection is deemed probable and product returns are reasonably estimable. Revenues related to multiple element arrangements are allocated to each element of the arrangement based on the fair values of elements such as license fees, maintenance, and professional services. Fair value is determined based on vendor specific objective evidence. Service revenue is recognized ratably over the term of the agreement, which is typically one year. All service revenue invoiced in excess of revenue recognized is recorded as deferred revenue. At December 31, 2002 and 2001, deferred revenue was $1,774,491 and $1,481,750, respectively. See Note 2 - Discontinued Operations of Accounting Software Business.

CREDIT RISK

Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company's customer base.

ADVERTISING

Advertising costs are charged to expense as incurred. Advertising costs were $154,886, $258,929, and $54,045 for the years ended December 31, 2002, 2001 and
2000, respectively, and are included in discontinued operations in the consolidated statement of operations.

STOCK BASED COMPENSATION

In accordance  with  Accounting  Principles  Board  ("APB")  Opinion No. 25, the
Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's general policy is to grant stock options and warrants at fair value at the date of grant.

The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company recorded compensation expense pursuant to APB Opinion No. 25 and related interpretations on options granted and due to modifications of options of $129,488, $678,280 and $54,687, for the years ended December 31, 2002, 2001 and 2000, respectively. The Company recorded expense related to stock based compensation issued to non-employees in accordance with SFAS No. 123. Had compensation costs for employees been recognized based upon the fair value of options at the grant date consistent with the provisions of SFAS No. 123, the Company's results would have been as follows:

                                                                 Years Ended December 31,
                                                      2002                  2001                 2000
                                                  ------------         ------------          -----------
   Net loss:
      As reported                                 $ (9,658,755)        $ (9,446,808)         $(2,840,419)
      Pro forma                                    (11,221,388)         (13,062,595)          (2,968,959)

   Basic and diluted net loss per share:
      As reported                                 $      (0.77)        $      (1.15)         $     (1.65)
      Pro forma                                   $      (0.90)        $      (1.59)         $     (1.73)

   Stock-based compensation
      As reported                                 $    129,488         $    678,280          $    54,687
      Pro forma                                   $  1,562,633         $  3,615,787          $   128,540



In determining the compensation cost of the options granted during fiscal 2002, 2001, and 2000, as specified by SFAS No. 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model and the weighted average assumptions used in these calculations are summarized below:

                                                          Years Ended December 31,
                                                        2002          2001       2000
                                                      -------       --------    -------
               Risk free interest rate                4.5%          5%          6.1%
               Expected life of options granted       10 years      10 years    5 years
               Expected volatility range              193.0%        130.0%      0%
               Expected dividend yield                0%            0%          0%


FINANCIAL INSTRUMENTS

The carrying amounts for all financial instruments approximates fair value. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The fair value of long-term debt approximates the carrying amounts based upon the Company's expected borrowing rate for debt with similar remaining maturities and comparable risk.

NET LOSS PER COMMON SHARE

Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the periods presented. The impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding, as the net effect would be anti-dilutive for all periods presented. Total options and warrants outstanding at December 31, 2002 were 4,566,649 and 9,269,301, respectively, options and warrants outstanding at December 31, 2001 were 4,055,341 and 7,779,456, respectively, and options and warrants outstanding at December 31, 2000 were 1,268,997 and 150,694, respectively.

INCOME TAXES

The Company accounts for income taxes using the liability method to recognize deferred income tax assets and liabilities. Deferred income taxes are provided for differences between the financial reporting and tax bases of the Company's assets and liabilities at currently enacted tax rates.

The Company has recorded a full valuation allowance against the net deferred tax asset due to the uncertainty of realizing the related benefits.

USE OF ESTIMATES

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" effective for fiscal years beginning after May 15, 2002. The Company believes the adoption of SFAS No. 145 will not have a material effect on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, SFAS No. 146 states the liability should be initially measured at fair value. The requirements of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is still evaluating the effect of adopting SFAS No. 146.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 is effective October 1, 2002. The adoption of SFAS No. 147 did not have a material effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides requires additional disclosures about the method of accounting for stock-based employee compensation. The amendments are effective for financial statements for fiscal years ending after December 15, 2002 and for the interim periods beginning after December 15, 2002. The Company has adopted the annual disclosure provision of SFAS No. 148, which, if adopted, could have a material effect on the Company's consolidated financial position or results of operations.


NOTE 2 - DISCONTINUED OPERATIONS OF ACCOUNTING SOFTWARE BUSINESS

In December 2002, the Company's Board of Directors authorized a plan to sell the Company's accounting software business to key employees. In February 2003, the Company entered into a definitive purchase agreement to sell substantially all the assets of our accounting software business to key employees ("the Purchaser"). The accounting software business publishes traditional accounting and financial management software for small and medium sized businesses, farms and ranches throughout North America. The Company acquired the accounting software business during the year ended December 31, 2001 for the purpose of utilizing the businesses' customer base to market the Company's Epoxy products and services. In 2002, the Company determined to abandon the Epoxy business after acquiring the rights to develop and market hosted content management solution products. Therefore, since the Company abandoned the Epoxy business model to focus on the hosted solutions business, the accounting software business no longer fits within the Company's business plan. The assets to be sold consist primarily of all intellectual property rights, cash, accounts receivable, inventories, property and equipment, and customer contracts. The Purchaser will also assume substantially all the liabilities of the accounting software business incurred in the ordinary course of the business consisting of trade payables, accrued expenses, debt and liabilities arising from contractual obligations related to the ongoing operations. In addition, the Purchaser will pay the Company cash sufficient to discharge outstanding debt that was incurred during 2001 to acquire the accounting software business. The proposed sale, which we expect to be complete by April 30, 2003, is subject to the satisfaction or waiver of several conditions, including the approval of the Company's shareholders.

The estimated loss on the disposal of the accounting software business of $1,740,000 (net of income tax benefit of $0) represents the estimated loss on the disposal of assets, net of liabilities assumed, of the accounting software business, transactions costs of $40,000 and a provision of $50,000 for expected operating losses during the phase out period from January 1, 2003 through March 31, 2003 (this includes a write down of goodwill which was recorded when the accounting software business was acquired).

Net sales of the accounting software business for the years ended December 31, 2002 and 2001 were $4,179,547 and $2,248,060, respectively. The pretax loss related to the discontinued operations reported in the consolidated statements of operations for the years ended December 31, 2002 and 2001 was $3,787,341 and $1,591,978, respectively. The pretax loss for the years ended December 31, 2002 and 2001 includes amortization of goodwill and other intangible assets of $1,178,625 and $1,513,061, respectively, and loss on impairment of goodwill of $2,131,391 recorded during the year ended December 31, 2002.

Assets and liabilities of the accounting software business consisted of the following at December 31:


                                                                  2002                 2001
                                                                  ----                 ----
Cash                                                          $    526,447         $    387,578
Accounts receivable, net                                           176,370              188,620
Inventories                                                         46,438               60,121
Property and equipment, net                                        119,561               99,753
Acquired software developed, net                                   492,170              933,407
Goodwill, net                                                    1,318,260            5,099,651
Other intangibles, net                                             869,927            2,048,552
Other assets                                                        40,568               52,463
                                                              ------------         ------------
         Total assets                                         $  3,589,741         $  8,870,145
                                                              ------------         ------------

Accounts payable                                                    81,064              111,317
Accrued expenses                                                   244,360              284,418
Deferred revenue                                                 1,774,491            1,481,750
Notes payable                                                    1,582,904            2,099,072
                                                              ------------         ------------
         Total liabilities                                    $  3,682,819         $  3,976,557
                                                              ------------         ------------

Net assets (liabilities) of operations of
    discontinued accounting software business                 $    (93,078)        $  4,893,588
                                                              ============         ============


On June 6, 2001, we acquired all of the outstanding capital stock of Red Wing. In exchange for all of the outstanding shares of Red Wing's capital stock, we issued an aggregate of 400,000 shares of our common stock and paid at closing a total of $400,000. Pursuant to the purchase agreement, we were obligated to make three additional payments of $400,000 each to the former Red Wing shareholders on December 6, 2001, June 6, 2002 and December 6, 2002, respectively. We timely satisfied the December 6, 2001 payment and as of December 31, 2001, the outstanding principal balance due was $759,878 (net of debt discount of $40,122 using a 7% discount rate). We re-negotiated an extension of the June payment with several of the former Red Wing shareholders, totaling $339,093. In connection with the re-negotiation, we paid 10% of the June payment (totaling $33,909) immediately in exchange for an extension of such payment until December 31, 2002. Additionally, we agreed to pay interest at the rate of 12.5% per annum on the unpaid balance of the June payment (monthly interest payments began July 1, 2002). The remaining former Red Wing shareholders were paid their June 2002 payment as stated in the original notes. On December 6, 2002, a notice was sent to all of the former Red Wing shareholders that the Company was not in the position to make the final payments due and was seeking a solution to meet our obligation. The outstanding principal balance due all former Red Wing shareholders as of December 31, 2002 was $705,186. The notes are secured by pledge of common stock.

Two former investors of Red Wing receive monthly principal and interest payments, ranging from 7% to 8.5%, which were assumed by us when we acquired Red Wing. Note balances as of December 31, 2001 were $13,074 and $52,296, respectively. Note balances as of December 31, 2002 were $10,277 and $41,109, respectively. The required monthly principal and interest payments are $317 and $1,267, both through December 2005. The notes are unsecured.

On  September  18,  2001,  we  acquired  Champion  in a merger  transaction.  As consideration for the merger, (i) we paid at closing an aggregate of approximately $512,000 in cash to the former Champion shareholders, (ii) issued 299,184 shares of our common stock, and (iii) issued promissory notes. The promissory notes outstanding balance at December 31, 2001 was $978,425 (net of debt discount of $46,231 using a 7% discount rate). The notes are payable in equal installments of $256,164 on January 18, May 18, September 18, 2002, and January 18, 2003. The January 18, 2002 payment was paid timely. In May 2002 we re-negotiated an extension of the May payment with several of the note holders until December 31, 2002, in the amount of $159,041. In exchange for the extension, we paid 10% of the amount owed to such note holders and agreed to pay monthly interest at the rate of 12.5% per annum on the unpaid balance of the notes. All remaining former Champion shareholders were paid their May 2002 payment as stated in the original notes. In September 2002 we re-negotiated an extension of the September payment with several of the note holders until December 15, 2002, in the amount of $159,041. In exchange for the extension, we paid 25% of the amount owed to such note holders and agreed to pay monthly interest at the rate of 12.5% per annum on the unpaid balance of the notes. As consideration for their agreeing to another deferral, each such note holder received one warrant for every dollar deferred until December 15, 2002. We issued 5-year warrants to purchase 119,285 shares of our common stock at an exercise price of $1.00 per share. All remaining former Champion shareholders were paid their September 2002 payment as stated in the original notes. One shareholder (representing $54,061 of the May and September payment) has not accepted the terms of the new notes and as such, we are in default with the terms of the note and continue to accrue interest. On December 6, 2002, a notice was sent to all of the former Champion shareholders that the Company was not in the position to make the final payments due and was seeking a solution to meet our obligation. The outstanding principal balance due all former Champion shareholders as of December 31, 2002 is $674,077. The notes are secured by a pledge of common stock.

On October 10, 2001, we acquired FMS/Harvest. Effective December 31, 2001, we merged FMS/Harvest with and into Red Wing. In consideration for the purchase, we paid $300,000 in cash at closing, issued promissory notes in the total amount of $300,000, and issued 250,000 shares of our common stock. The promissory notes were originally payable in May 2002. In May we re-negotiated an extension of the due date with all former shareholders of FMS/Harvest. In consideration for extending the due date until December 15, 2002, we paid 10% of the May payment totaling $30,000 in satisfaction of the notes and agreed to (i) pay interest at the rate of 12.5% on the unpaid balance, (ii) until July 12, 2002, allow the note holders to convert any or all of the unpaid balance of the notes into shares of our common stock at a price equal to 90% of the average closing sales price for the 5 days preceding conversion, and (iii) release such shareholders from their lock-up agreements relating to the shares issued in the acquisition. In June, three of the FMS/Harvest shareholders converted $117,745 of principal and $1,013 of interest into 151,669 shares of common stock at $0.783 per share. On December 6, 2002, a notice was sent to all of the former FMS/Harvest shareholders that the Company was not in the position to make the final payments due and was seeking a solution to meet our obligation. The outstanding principal balance due all FMS/Harvest shareholders as of December 31, 2002 is $152,255 and is unsecured.

Components of goodwill and other intangibles (which are included in the net assets (liabilities) of operations of discontinued accounting software business) are as follows:

                                                      December 31, 2002               December 31, 2001
                                                      -----------------               -----------------
                                                    Gross                           Gross
                                                  Carrying      Accumulated       Carrying      Accumulated
                                                   Amount       Amortization       Amount       Amortization
                                                ------------    -------------   ------------    -------------
Intangible assets subject to amortization
  Customer lists                                $  1,737,248    $   1,096,128   $  1,737,248    $     228,435
  Non-compete agreements                             620,000          391,193        620,000           80,261
                                                ------------    -------------   ------------    -------------
                                                   2,357,248        1,487,321      2,357,248          308,696

Intangible assets not subject to amortization
  Goodwill                                      $  5,618,564    $   4,300,304   $  8,567,228    $   2,650,304


The changes in the carrying value of goodwill for the year ended December 31, 2002 are as follows:

Balance of goodwill (less accumulated amortization) as of December 31, 2001     $  5,916,924
Second quarter impairment loss recorded June 30, 2002                             (2,131,391)
Sale of Epoxy Network technology asset in August 2002                               (817,273)
Loss on discontinued accounting software business                                 (1,650,000)
                                                                                ------------
Balance as of December 31, 2002                                                 $  1,318,260
                                                                                ============


NOTE 3 - BUSINESS COMBINATIONS

PRE JULY 1, 2001 COMBINATIONS

EDGE TECHNOLOGIES, INC.

On January 16, 2001, the Company completed its merger with privately held Edge Technologies, Incorporated ("Edge"), the creator of a fully integrated eBusiness website service called Account Wizard, which has been subsequently branded as part of the Epoxy Network. The merger was accounted for under the purchase method of accounting with the operations of Edge included in the Company's consolidation as of that date. The former stockholders of Edge received $300,000 in cash and 325,000 shares of the Company's common stock.

Terms of the merger agreement required an additional cash payment and issuance of stock upon a capital raising event. With the completion of the Meteor Industries, Inc. merger on April 30, 2001, the former stockholders of Edge received the final consideration as specified in the merger agreement of 225,000 shares of the Company's common stock on April 30, 2001, and $400,000 in cash on May 2, 2001, in settlement of the earn-out provisions.

With closing costs, the total consideration plus the fair value of the net liabilities assumed was approximately $2,264,000, consisting primarily of goodwill. (See the table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)

METEOR INDUSTRIES, INC.

On April 30, 2001, the Company completed its merger with Meteor Industries, Inc. Pursuant to an Agreement and Plan of Merger dated as of January 11, 2001, as amended April 27, 2001 (the "Merger Agreement"), by and among Meteor Industries, Inc. ("Meteor"), activeIQ Technologies Inc., a Minnesota corporation ("AIQ") and MI Merger, Inc., Minnesota corporation and a wholly owned subsidiary of Meteor ("Merger Sub"), AIQ merged with and into Merger Sub (the "Merger"). The surviving corporation in the Merger was renamed AIQ, Inc. In addition, pursuant to the Merger Agreement, Meteor was reincorporated under Minnesota law by merging with and into AIQ Acquisition Corp., a Minnesota corporation (the "Re-incorporation Merger"). The surviving corporation in the Re-incorporation Merger was renamed Active IQ Technologies, Inc., a Minnesota corporation. Meteor's shareholders approved both the Merger and the Re-incorporation Merger on March 27, 2001, and both transactions became effective on April 30, 2001. Since Meteor had only monetary assets and no operations, the merger was accounted for as the issuance of stock by AIQ in exchange for monetary assets of Meteor.

Pursuant to the Merger Agreement, in exchange for shares of AIQ common stock, each shareholder of AIQ common stock was entitled to receive one share of Meteor's common stock (after giving effect to the re-incorporation Merger). At the time of the Merger there were 4,385,911 shares of common stock of AIQ outstanding, excluding 400,000 shares held by Meteor, which were cancelled upon the effective time of the Merger. In addition to receiving shares of Meteor's common stock, each of the former AIQ shareholders was entitled to receive a warrant to purchase two shares of Meteor's common stock for every three shares of AIQ common stock held by such shareholder. The warrants, which expire on April 30, 2006, are exercisable at a price of $5.50 share upon notice to the holders thereof after the closing price of Meteor's common stock (as quoted on the Nasdaq SmallCap Market) has averaged $7.50 for 14 consecutive days. (See the table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)


RED WING BUSINESS SYSTEMS, INC.

On June 6, 2001, the Company completed its acquisition of Red Wing Business Systems, Inc. ("Red Wing"), a Minnesota corporation. Red Wing, which operates as a wholly owned subsidiary of the Company, produces and sells accounting and financial management software for small and medium-sized businesses, farm and agricultural producers. Pursuant to a Stock Purchase Agreement (the "Agreement") dated June 6, 2001, the Company purchased all of the outstanding capital stock from the shareholders of Red Wing (the "Sellers"). The acquisition of Red Wing was accounted for under the purchase method of accounting.

The Sellers received an aggregate of 400,000 shares of the Company's common stock and cash in the aggregate of $1,600,000, of which $400,000 was delivered at the closing. Under the Agreement, the Company was obligated to pay the remaining $1,200,000 of cash in three future payments of $400,000 due on the 6-, 12- and 18-month anniversaries of the closing date. As security for the Company's obligations to make the first two future cash payments of $400,000 each, the Company granted a security interest in the newly-acquired shares of Red Wing to the Sellers pursuant to a pledge agreement by and among the Company and the Sellers dated as of June 6, 2001.

With closing costs, the total consideration plus the fair value of the net liabilities assumed is approximately $4,724,000, consisting primarily of goodwill and other intangibles. The other intangibles acquired consisted of acquired software developed. (See the table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)

POST JUNE 30, 2001 COMBINATIONS

CHAMPION BUSINESS SYSTEMS, INC.

On September 18, 2001, the Company completed its merger with privately held Champion Business Systems, Inc. ("Champion", a Colorado corporation. Champion, which operates as a wholly owned subsidiary of the Company, produces and sells accounting and financial management software for small and medium-sized businesses. The merger was accounted for under the purchase method of accounting with the operations of Champion included in the Company's consolidated financial statements as of that date.

The former shareholders of Champion are divided into two groups: Minority Shareholders and Majority Shareholders. At closing, the Majority Shareholders received an aggregate of 299,185 shares of the Company's common stock and all former Champion shareholders received their pro rata share of a $512,328 cash payment. Terms of the merger agreement required additional cash payments of $1,000,000 payable in 4 equal installments, each due on the 4, 8, 12 and 16-month anniversaries. The Company granted a security interest in the newly-acquired shares of Champion to the former Champion shareholders pursuant to a pledge agreement dated as of September 14, 2001.

With  closing  costs,  the total  consideration  plus the fair  value of the net
liabilities  assumed  is  approximately  $3,692,000,   consisting  primarily  of
goodwill and other intangibles.

The primary reason for the acquisition of Champion was to expand the Company's software and service support customer base and business. The factors contributing to goodwill were principally based on the Company's belief that synergies would be generated through the combining of the Company's other software and service support with Champion's accounting packages. The total purchase included common stock issued of 299,185 valued at $4.89 per share, the average of the closing bid and ask price for the Company's common stock 10 trading days before September 18, 2001 (the effective date of the acquisition of Champion). In addition, the Company did not issue any options or warrants in conjunction with the Champion acquisition.

The Company recorded goodwill and other intangibles allocated to customer relationships, non-compete agreements and acquired software developed of approximately $1,318,700, $200,000 and $495,000, respectively. (See table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination).

FMS MARKETING, INC.

On October 10, 2001, the Company acquired all of the outstanding capital stock of FMS Marketing, Inc., a New Lennox, Illinois accounting software provider doing business as "FMS/Harvest." Like Red Wing, FMS/Harvest also serves users primarily in the agricultural and farming industries. In consideration for the purchase, the Company paid approximately $300,000 in cash at closing; issued 6-month promissory notes in the total amount of $300,000; and issued 250,000 shares of the Company's common stock. The common stock was valued at $3.02 per share, the average of the closing bid and ask price for the Company's common stock 10 trading days before October 10, 2001 (the effective date of acquisition). The primary reason for the acquisition of FMS/Harvest was to continue expanding the Company's software and service support customer base and business. The factors contributing to goodwill were principally based on the Company's belief that synergies would be generated through the combining of the Company's other software and service support with FMS/Harvest's accounting packages.

The Company recorded approximately $694,000 as goodwill and approximately $418,000 and $420,000 as other intangibles allocated to customer relationships and non-compete agreements, respectively. (See table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)

Effective December 31, 2001, the Company merged FMS/Harvest with and into Red Wing.

Following are condensed balance sheets summarizing the amounts assigned to the assets acquired and liabilities assumed at the various dates of acquisition:


                                       Edge            Meteor          Red Wing         Champion       FMS/Harvest
                                   ------------     ------------     ------------     ------------     ------------
Current assets                     $         --     $  3,538,000     $    171,000     $     91,000     $     11,000
Property and equipment                       --               --           58,000           25,000            2,000
Note receivable                              --          500,000               --               --               --
Acquired software developed                  --               --          436,000          495,000               --
Goodwill                              2,264,000               --        4,059,000        1,562,000          694,000
Other intangible assets                      --               --               --        1,519,000          838,000
                                   ------------     ------------     ------------     ------------     ------------
    Total assets                   $  2,264,000     $  4,038,000     $  4,724,000     $  3,692,000     $  1,545,000
                                   ============     ============     ============     ============     ============


Current liabilities                $         --     $         --     $  1,257,000     $    709,000     $    136,000
Note payable-former shareholders             --               --        1,122,000          956,000          290,000
Due to Active IQ Technologies         2,264,000               --        2,200,000        1,964,000        1,066,000
Long-term debt                               --               --          145,000           63,000           53,000
Shareholders' equity                         --        4,038,000               --               --               --
                                   ------------     ------------     ------------     ------------     ------------
Total liabilities and
    shareholders' equity           $  2,264,000     $  4,038,000     $  4,724,000     $  3,692,000     $  1,545,000
                                   ============     ============     ============     ============     ============

The assets and liabilities assigned to the acquisitions are included in net assets of operations of discontinued accounting software business at December 31, 2001. The accompanying unaudited pro forma condensed results of operations for the year ended December 31, 2001 give effect to the acquisitions of Meteor, Edge, Red Wing, Champion, and FMS/Harvest as if such transactions had occurred on January 1, 2001. The unaudited pro forma information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations:

                                  Pro Forma for the Year Ended December 31, 2001
           Revenues                                                $   5,382,906
           Loss from operations                                       (9,491,914)
                                                                   -------------
           Net loss                                                $  (9,413,688)
                                                                   =============
           Basic and diluted net loss per common share             $       (0.93)
                                                                   =============


NOTE 4 - NOTE RECEIVABLE

We completed our merger with Old AIQ on April 30, 2001 and entered into a note receivable in the amount of $500,000. The note was secured by a stock pledge dated April 27, 2001, pledging 1,500,000 shares of common stock of Capco Energy, Inc. The note receivable accrued interest at 10% per annum. We received the remaining principal balance plus accrued interest in May 2002.


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                         December 31,
                                                  ----------------------------
                                                     2002               2001
                                                  ---------          ---------
Furniture                                         $  40,845          $  54,312
Equipment                                           121,333            221,058
Software                                             64,056            393,056
Leasehold improvements                                   --              4,427
Less-accumulated depreciation and amortization     (102,729)          (252,117)
                                                  ---------          ---------
Net property and equipment                        $ 123,505          $ 420,736
                                                  =========          =========

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $144,962, $185,520 and $81,294, respectively.

See Note 2 - Discontinued Operations of the Accounting Business relating to the re-classification of certain property and equipment.


NOTE 6 - PREPAID ROYALTIES AND LONG-TERM DEBT

We have entered into an application service provider software license agreement with Stellent, Inc. The prepaid royalties at December 31, 2002 and 2001 of $975,000 and $1,500,000, respectively, relates to minimum royalty fees required under the agreement. On December 28, 2001, we entered in an application service provider ("ASP") software license agreement. The ASP agreement provides us with a three-year worldwide exclusive license to be the hosted ASP solution for Stellent's Content Management software. We agreed to pay a royalty of 20% of net receipts, as defined in the ASP agreement, or $500 per month per customer, whichever is greater. The minimum royalty commitments for the exclusive ASP license are as follows: $1,000,000 for 2002, $2,000,000 for year 2003 and $3,000,000 for year 2004. If the minimum royalties have been paid for all three years, an additional three-year exclusive option is provided, otherwise, we have the option to renew for an additional three years under a non-exclusive right. The ASP agreement required a minimum royalty to be paid as follows: a credit of $500,000 from existing prepaid royalties recorded at Stellent, a payment of $500,000 was paid with the execution of the ASP agreement and two $500,000 payments were due in September and December 2002. On March 29, 2002 we prepaid the September and December payments and in consideration of the early payment, we received a 5% discount, or $50,000. Since our revenues for the year of 2002 were below the minimum, we recognized the full amount of expense and finished the year with a remaining balance of $975,000.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into various non-cancelable leases for land, buildings and equipment with terms ranging from 3 to 8 years. Under most leasing arrangements the Company pays the property taxes, insurance, maintenance and expenses related to the leased property. Total rent expense under operating leases for the years ended December 31, 2002, 2001 and 2000, was $479,724, $400,635, and $55,913, respectively. Total rent expense under operating leases for the accounting software business for the years ended December 31, 2002, 2001 and 2000, was $316,887, $118,828, and $0, respectively.

Minimum future obligations on leases in effect at December 31, 2002, are approximately as follows:


                          2003             $  294,000
                          2004                193,000
                          2005                118,000
                          Thereafter          229,000
                                           ----------
                          Total            $  834,000
                                           ==========


If the accounting software business is disposed of as anticipated in April 2003, (See Note 2 - Discontinued Operations of the Accounting Business) the revised future obligations on the leases in effect at December 31, 2002, are approximately as follows:

                          2003             $ 140,000
                          2004                70,000
                                           ---------
                          Total            $ 210,000
                                           =========

Employment Agreements

On January 1, 2002, we amended the employment agreement with D. Bradly Olah, the Company's Chief Executive Officer through December 2002. Pursuant to the terms of the agreement, Mr. Olah was entitled to an annual salary of $200,000 and was eligible for an annual bonus of up to 100 percent of his salary upon the achievement of certain corporate objectives. Following the amendment of his employment agreement, Mr. Olah was awarded an option to purchase an additional 500,000 shares at $4.00 per share. Mr. Olah served as our President until November 25, 2002, and our Chief Executive Officer until December 31, 2002, at which time he resigned from his positions. See Note 11 - Subsequent Events for a detailed discussion regarding Mr. Olah's severance agreement and cancellation of the promissory note.

On May 8, 2002, we entered into a one-year employment agreement with Jeffrey M. Traynor as our Chief Financial Officer. Pursuant to the terms of the agreement, Mr. Traynor is entitled to an annual salary of $120,000 and a guaranteed bonus of $60,000 (the bonus to be paid in four equal installments beginning May 2002, then in August and November 2002, with a final installment due February 2003). Mr. Traynor was also awarded an option to purchase 175,000 shares of the Company's common stock at a price of $1.25 per share, with 35,000 options vesting immediately and the balance vesting ratably over a four-year period. The Company may be required to pay nine months of severance for a termination without cause, as defined in the agreement or in the event of a change of control as defined in the agreement.

On November 25, 2002, we entered into a two-year employment  agreement with Jack
A. Johnson as our President and Chief Operating Officer. Pursuant to the terms of the agreement, Mr. Johnson is entitled to an annual salary of $180,000 and is entitled to an annual bonus of up to 100% of his salary upon achievement of certain corporate objectives established by the Company's Board of Directors. Mr. Johnson was also awarded an option to purchase 900,000 shares of the Company's common stock at a price of $0.35 per share, with 90,000 options vesting immediately and the balance vesting ratably over a three-year period. The Company may be required to pay one-year severance payment for a termination without cause, as defined in the agreement and up to two years in the event of a change of control as defined in the agreement. Note 11 - Subsequent Events for a discussion regarding Mr. Johnson's appointment to Chief Executive Officer.

Related-Party Transactions

In December 2000, Old AIQ entered into a subscription receivable for the purchase of 100,000 shares of common stock at a price of $2.75 per share with Mr. Eibensteiner, a director of the Company. On July 30, 2001, Mr. Eibensteiner delivered to our company a cash payment in the amount of $75,000 and a 2-month promissory note in the principal amount of $200,000. In April 2002, the receivable was paid in full.

On March 29, 2002, we borrowed $450,000 from Blake Capital Partners, LLC, an entity wholly owned by Mr. Mills who currently is a director and shareholder. The loan was evidenced by a 90-day promissory note and accrued interest at the rate of 7% annually. In connection with the loan, we also issued to Blake Capital Partners, LLC a 5-year warrant to purchase 25,000 shares of common stock at a price of $3.00 per share. The proceeds received were allocated to the fair value of the securities issued (debt and warrant issued). On May 30, 2002, we allowed Blake Capital Partners to convert $150,000 of outstanding principal under the note into 200,000 shares of common stock. We satisfied the remaining outstanding principal and accrued interest in full on June 10, 2002. We also recorded an $80,000 interest charge to reflect the difference between the market value of the shares issued and the remaining outstanding debt.

On May 27, 2002, we sold 500,000 shares of its common stock in a private placement to Boston Financial Partners, Inc., at a price of $0.75 per share, for total proceeds of $375,000 (we received $350,000 in cash and recorded a stock subscription receivable of $25,000). As consideration for its purchase of such shares, Boston Financial Partners also received a warrant to purchase an additional 500,000 shares of our common stock at an exercise price of $1.00 per share, and we further agreed to reduce to $1.00 the exercise price on all other warrants to purchase shares of our common stock held by Boston Financial Partners and its affiliates. Such warrants represent the right to purchase 1 million shares of common stock and had exercise prices ranging from $5.50 to $7.50 per share. We recorded an expense of $343,390 (related to the reduction of price of the 1 million warrants) using the Black-Scholes pricing model. Prior to this private placement, Boston Financial Partners beneficially owned more than 5% of our common stock. In December 2002, the Company finalized an amendment to the agreement and canceled the $25,000 stock subscription receivable.

On May 31, 2002, we sold to two investors in a private placement an aggregate of 800,000 shares of our common stock at a price of $0.75 per share for total proceeds of $600,000. In connection with the sale of these shares, we also issued to the investors 5-year warrants to purchase an aggregate of 800,000 shares of our common stock at an exercise price of $1.25 per share. The warrants may be redeemed by us any time after January 30, 2003 and following a period of at least 30 business days in which our common stock trades at $2.50 per share or more. The redemption price is equal to $.01 per warrant share. Proceeds were allocated to the fair value of the securities issued (common stock and warrant). One of the investors was Wyncrest Capital, Inc., a wholly owned affiliate of Ronald E. Eibensteiner, a director of the Company. Wyncrest Capital acquired half of the shares and warrants issued in this private placement. In conjunction with this transaction, we also issued an additional 50,000 warrants in September 2002 to Mr. Eibensteiner as consideration for the placement.


NOTE 8 - SHAREHOLDERS' EQUITY

Common Stock Issuances

During January 2001, the Company sold 400,000 shares of common stock at $2.75 per share to Meteor.

The Company issued 550,000 shares of common stock in January and April 2001 to the former shareholders of Edge Technologies, Incorporated as part of the completion of the merger.

As part of the merger with Meteor in April 2001, the Company issued 3,874,511 shares of common stock and 365,000 shares of $1.00 Series Convertible B
Preferred Stock as well as 365,000 Series B Preferred Warrants exercisable at $2.50 per share. There were also 4,483,101 Class B Warrants issued at an exercise price of $5.50 per share as part of the transaction exercisable through April 30, 2006. Additionally, the Company carried over 2,047,935 options to purchase common stock exercisable at $2.50 to $5.25 per share from Meteor as well as 690,000 warrants exercisable at $7.15 per share through May 31, 2002.

In June 2001, the Company issued 400,000 shares of common stock valued at $4.45 per share as part of the purchase of Red Wing. See Note 2 - Discontinued Operations of Accounting Software Business.

In June 2001, the Company sold 500,000 shares of its common stock at $3.00 per share in a private placement. The private placement resulted in net proceeds of approximately $1.5 million.

In September 2001, the Company issued 299,185 shares of common stock valued at $4.89 per share as part of the purchase of Champion. See Note 2 - Discontinued Operations of Accounting Software Business.

In September 2001, the Company issued 16,667 shares of common stock to one of the law firms of the Company, in exchange for amounts due them for services rendered, which we had previously recorded as accounts payable.

In September 2001, the Board of Directors authorized a repurchase of up to an aggregate of 500,000 common shares in the open market. Through December 31, 2002, the Company had repurchased and retired 122,167 shares of its common stock ranging from $3.03 to $4.26 per share.

In October 2001, the Company issued 250,000 shares of common stock valued at $3.02 per share as part of the purchase of FMS Marketing, Inc. See Note 2 - Discontinued Operations of Accounting Software Business.

In December 2001, the Company cancelled 3,400 shares of common stock issued under a stock bonus plan. The plan was designed to retain key employees of Meteor Industries after the merger with Old AIQ. The plan issued 25% of the bonus each quarter to the employee if still currently employed by one of the subsidiaries on the last day of each quarter. Termination from employment was cause for forfeiture of any future shares.

During the year ended December 31, 2001, the Company received proceeds of $1,629,955 from the exercise of 605,496 options.

During February 2002, all 365,000 shares of Series B Convertible Preferred Stock were converted into units, each unit consisting of one share of common stock and one warrant to purchase common stock. The warrants issued as part of the units converted are exercisable until May 15, 2005, at an exercise price of $2.50 per share.

On March 14, 2002, we issued a warrant to purchase 54,000 shares of common stock at $5.50 per share to an underwriter who exercised a warrant for which he was entitled to receive 54,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock. The original warrant had an exercise price of $6.875 and was re-priced to $2.00 per share, providing net proceeds of $108,000. We recorded an expense of $61,020 related to the re-pricing of the warrant using the Black-Scholes pricing model. The newly issued warrant expires on April 30, 2006.

In connection with our October 2001 acquisition of FMS Marketing, Inc., we were required to pay to the 4 former shareholders of FMS/Harvest an aggregate of $300,000 by May 10, 2002 pursuant to the terms of certain promissory notes. In May 2002 we re-negotiated the terms of those notes in order to provide that we would immediately pay an aggregate of $30,000 and the remaining $270,000 would be payable by December 15, 2002, with interest accruing at the rate of 12.5% per annum. In addition, the re-negotiated notes allowed the former FMS/Harvest shareholders to convert the outstanding balance into shares of our common stock until July 12, 2002 at a price equal to 90% of the average closing sales price for the 5 days preceding conversion. On April 10, 2002, three of the former FMS/Harvest shareholders exercised the conversion option with respect to their notes, converting an aggregate of $118,758 of outstanding principal and interest into 151,669 shares of our common stock (at a conversion price of $0.783 per share, the fair value of the common stock on that date).

See Note 7, Related-Party Transactions, for other issuances of common stock during the year ended December 31, 2002.

During the year ended December 31, 2002, the Company received proceeds of $12,830 from the exercise of 4,000 options.

Option Grants

In March 2001, an employee was granted options to purchase 25,000 shares of common stock at $1.00 per share at a time when the fair value of the Company's common stock was $2.75 per share. Deferred compensation of $43,750 was established and is being expensed over the vesting period of the options.

In April 2001, one employee was granted options to purchase 40,000 options to purchase common stock at $1.00 per share and another was granted options to purchase 100,000 options at $2.00 per share at a time when the fair value of the Company's common stock was $2.75 per share. Deferred compensation of $145,000 was established and is being expensed over the vesting period of the options.

In July 2001, 550,000 options were granted to two of the Company's executives with an exercise price of $5.00 per share when the fair market value of common stock was $5.87. Deferred compensation of $478,500 was established and is being expensed over the vesting period of the options.

Deferred compensation was reversed by $35,000 in the year ended December 31, 2001 for prior deferred compensation established related to employees that left the Company as their options were cancelled prior to exercise.

In October 2001 and November 2001, 28,750 options relating to three terminated employees were granted at an exercise price of $2.75 with immediate vesting. Deferred compensation of $19,750 was recorded.

With the resignation of two members of our board of directors in November and December 2001, 33,000 options were immediately vested at an exercise price of $1.00 and compensation expense of $29,040 was recorded.

Mr. Brimmer served as the Company's Chief Executive Officer from April 30, 2001 until December 1, 2001. The Company had an employment agreement dated May 1, 2001 with Mr. Brimmer. In addition to his annual salary of $125,000, Mr. Brimmer was entitled to an annual bonus of up to 75 percent of his salary upon the achievement of certain corporate objectives and a $250,000 bonus when the Company raised an aggregate of $12 million in equity financings, which was reached in the fourth quarter of fiscal 2001. Mr. Brimmer was also awarded an option to purchase up to 250,000 shares of the Company's common stock at a price of $5.00 per share, which option was to vest in equal installments over four years. Pursuant to an agreement dated November 27, 2001, and in accordance with Mr. Brimmer's employment agreement, the Company paid $250,000 to Brimmer Company, LLC in satisfaction of the bonus owed to Mr. Brimmer for achieving equity financings of at least $12 million. Although Mr. Brimmer resigned from his positions as Chief Executive Officer and Chief Financial Officer as of December 1, 2001, he agreed to remain as Chairman of the Board of Directors for the remainder of his term and to provide certain consulting services to the Company as requested. In connection with the termination, Mr. Brimmer agreed to waive any severance of any other payments under the remaining term of the agreement. The Company agreed to immediate vesting of his existing options and to permit exercise of those options until December 1, 2006. In connection with the $250,000 payment to Brimmer Company, the Company recorded an expense of $250,000 in 2001. The Company also recorded aggregate expenses of $343,500 in connection with the agreement to immediately vest Mr. Brimmer's options and permit the exercise of such options until December 1, 2006 pursuant to APB Opinion No. 25 and related interpretations.

During the year ended December 31, 2002, the Company granted 2,366,283 options to purchase common stock at prices ranging from $0.35 to $4.27 per share. All options were granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

The total amount of compensation expense recorded, pursuant to APB 25 and related interpretations, for the years ended December 31, 2002 and 2001 was $129,488 and $678,281, respectively. Following is a roll forward of the deferred compensation account:

                            Balance at December 31, 2000         $   172,813
                            Additions                                817,169
                            Compensation expense                    (678,281)
                                                                 -----------
                            Balance at December 31, 2001         $   311,701
                            Additions                                     --
                            Compensation expense                    (129,488)
                                                                 -----------
                            Balance at December 31, 2002         $   182,213
                                                                 ===========

Warrant Grants

During June 2001 the Company issued 300,000 warrants to purchase common stock at $5.50 per share in conjunction with the private placement of common stock. The stock was sold in units of 50,000 shares with attached warrants to purchase 30,000 shares of common stock. The Company assigned $114,000 of the purchase price to warrants using the Black-Scholes pricing model.

The Company also issued warrants totaling 450,000 with an exercise price of $5.50 per share and 250,000 with an exercise price of $7.50 per share exercisable through April 30, 2006 and August 1, 2006, respectively.

The Company also issued 7,636 and 48,957 warrants to purchase common stock at $2.75 and $5.00, respectively, to a vendor in exchange for service completed. The warrants were valued at $125,718 using the Black-Scholes pricing model.

The Company also recorded expenses of $1,246,000 for the year ended December 31, 2001, related to the warrants issued to a non-employee using the Black-Scholes pricing model.

During March 2002 we issued a warrant to purchase 54,000 shares of common stock at $5.50 per share to an underwriter who exercised a warrant for which he was entitled to receive 54,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock. The original warrant had an exercise price of $6.875 and was re-priced to $2.00 per share. We recorded an expense of $61,020 related to the re-pricing of the warrant using the Black-Scholes pricing model. The newly issued warrant expires on April 30, 2006.

Also in March 2002, we issued a 5-year warrant to purchase 25,000 shares of common stock at $3.00 per share in conjunction with a loan from a director. We allocated $33,750 of the proceeds as the value of the warrants issued using the Black-Scholes pricing model.

On May 27, 2002, we sold 500,000 shares of our common stock in a private placement to Boston Financial Partners, Inc., at a price of $0.75 per share. As consideration for its purchase of such shares, Boston Financial Partners also received a warrant to purchase an additional 500,000 shares of our common stock at an exercise price of $1.00 per share, and we further agreed to reduce to $1.00 the exercise price on all other warrants to purchase shares of our common stock held by Boston Financial Partners and its affiliates. Such warrants represent the right to purchase 1 million shares of common stock and had exercise prices ranging from $5.50 to $7.50 per share. We recorded an expense of $343,390 (related to the reduction of price of the 1 million warrants) using the Black-Scholes pricing model.

On May 31, 2002, we sold to two investors in a private placement an aggregate of 800,000 shares of our common stock at a price of $0.75 per share for total proceeds of $600,000. In connection with the sale of these shares, we also issued to the investors 5-year warrants to purchase an aggregate of 800,000 shares of common stock at an exercise price of $1.25 per share. The warrants may be redeemed by us any time after January 30, 2003 and following a period of at least 30 business days in which our common stock trades at $2.50 per share or more. The redemption price is equal to $.01 per warrant share. One of the investors was Wyncrest Capital, Inc., a wholly owned affiliate of Ronald E. Eibensteiner, a director of the Company. Wyncrest Capital acquired half of the shares and warrants issued in this private placement. In conjunction with this transaction, we also issued a warrant to purchase 50,000 shares of common stock in September 2002 to Ronald E. Eibensteiner as consideration for the placement. This warrant has a term of 5 years and is exercisable at a price of $1.00 per share.

On June 21, 2002, the Company issued 15,060 warrants to purchase common stock at $0.83, to a vendor in exchange for service completed. The warrants were valued using the Black-Scholes pricing model.

On September 18, 2001, we acquired Champion Business Systems, Inc. in a merger transaction. As consideration for the merger, (i) we paid at closing an aggregate of approximately $512,000 in cash to the former Champion shareholders,
(ii) issued 299,184 shares of our common stock, and (iii) issued promissory notes in the aggregate amount of approximately $1 million. We are recording an imputed interest expense of 7% per annum. The notes are payable in equal installments of $256,164 on January 18, May 18, September 18, 2002, and January 18, 2003. In September 2002 several of the note holders re-negotiated an extension of the September payment until December 15, 2002, in the amount of $159,041. In exchange for the extension, we paid 25% of the amount owed to such note holders and agreed to pay monthly interest at the rate of 12.5% per annum on the unpaid balance of the notes. As consideration for their agreeing to another deferral, each such note holder also received one common stock purchase warrant for every dollar deferred until December 15, 2002. We issued warrants to purchase an aggregate of 119,285 shares of our common stock to 9 persons. The warrants have a term of 5 years and have an exercise price of $1.00 per share. The value of these warrants totaled $82,199, using a Black-Scholes pricing model and a non-cash interest expense has been charged ratably through December 15, 2002.

For warrants issued to non-employees in exchange for services, the Company accounts for such warrants in accordance with Emerging Issues Task Force (EITF) Issue No. 96-18. The Company values the fair value of the equity instrument using the Black-Scholes pricing model unless the value of the services is more reliably measurable. The Company recorded expense related to warrants issued in the amount of $612,859, $1,436,393 and $345,800 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following assumptions were used to value the fair value of options and warrants given for which the fair value of the services were not more reliably measurable: dividend yield of 0%, risk-free interest rate of 4 to 6%, expected life equal to the contractual life of five years and volatility of 74 to 193%.

Information regarding the Company's warrants is summarized below:


                                                                 Weighted Average         Range of
                                                     Number       Exercise Price       Exercise Price
                                                  -----------    ----------------      --------------
Outstanding at December 31, 1999                       10,000        $  60.00          $        60.00
    Granted                                           140,694            3.04              1.00-37.50
    Cancelled or expired                                   --            0.00                    0.00
    Exercised                                              --            0.00                    0.00
                                                  -----------        --------          --------------
Outstanding at December 31, 2000                      150,694        $   3.24          $  1.00-$60.00

    Granted-including warrants previously
       issued by Meteor before the merger           7,726,122            5.32             2.50-  7.50
    Cancelled or expired                              (74,678)           3.81             1.00- 37.50
    Exercised                                         (22,682)           1.00                    1.00
                                                  ------------       --------          --------------
Outstanding at December 31, 2001                    7,779,456        $   5.28          $  1.00-$60.00

    Granted                                         1,563,345            1.21             1.00-  5.00
    Re-priced grants                                1,054,000            1.06             1.00-  2.00
    Cancelled or expired                              (19,500)           3.86             2.43-  6.87
    Re-priced cancellations                        (1,054,000)           5.61             5.50-  7.50
    Exercised                                         (54,000)           2.00                    2.00
                                                  ------------       --------          --------------
Outstanding at December 31, 2002                    9,269,301        $   4.05          $  1.00-$60.00
                                                  ===========        ========          ==============

Warrants exercisable at December 31, 2002           9,269,301        $   4.05          $  1.00-$60.00
                                                  ===========        ========          ==============

The weighted average fair value of warrants granted was $1.21 in 2000, $1.41 in 2001 and $0.65 in 2002.

Stock Subscription Receivable

In December 2000, we entered into a subscription receivable for the purchase of 100,000 shares of common stock at a price of $2.75 per share with a director of the Company. In April 2002, the receivable was paid.

During the year ended December 31, 2001, the stock subscription receivable in the amount of $312,500 that was outstanding at December 31, 2000 was cancelled and the common shares were surrendered.

On January 1, 2002, we amended the employment agreement with D. Bradly Olah. Following the amendment of his employment agreement, Mr. Olah was awarded an option to purchase an additional 500,000 shares at $4.00 per share. On January 14, 2002, Mr. Olah exercised his right to acquire all 500,000 shares subject to the option, though none had yet vested, by delivering a promissory note to us in the amount of $2,000,000 and pledging all 500,000 shares acquired as security for the repayment of the note, all in accordance with the terms of the option agreement. See Note 11 - Subsequent Events for a detailed discussion regarding Mr. Olah's severance agreement and cancellation of the promissory note.

Stock Option Plans

The Company has five stock option plans. The Company has the 1994 Stock Option Plan, the 1998 Incentive Equity Plan, the 1999 Stock Option Plan, the 2000 Director Stock Option Plan and the 2001 Employee Stock Option Plan. As of December 31, 2002, an aggregate of 9,250,000 shares of the Company's common stock may be granted under these plans as determined by the board of directors. Stock options, stock appreciation rights, restricted stock and other stock and cash awards may be granted under the plans. In general, options vest over a period of ranging from 3 to 4 years and expire 10 years from the date of grant.

Information regarding the Company's stock options is summarized below:

                                                                                    Weighted
                                                                                     Average
                                                                       Number of    Exercise
                                                                        Options       Price
                                                                      -----------    -------
          Options outstanding - December 31, 1999                          46,997    $ 29.52
            Granted                                                     1,277,000       1.34
            Canceled or expired                                           (55,000)     14.27
            Exercised                                                          --         --
                                                                      -----------    -------
          Options outstanding - December 31, 2000                       1,268,997    $  2.07

            Grants related to Meteor merger                             2,047,935       3.32
            Granted                                                     2,384,559       4.16
            Canceled or expired                                        (1,004,805)      2.65
            Exercised                                                    (641,345)      2.79
                                                                      -----------    -------
          Options outstanding - December 31, 2001                       4,055,341    $  3.57

            Granted                                                     2,366,283       1.68
            Canceled or expired                                        (1,343,475)      4.24
            Exercised                                                    (511,500)      3.98
                                                                      -----------    -------
          Options outstanding - December 31, 2002                       4,566,649    $  2.38
                                                                      ===========    =======
          Options exercisable - December 31, 2002                       2,938,507    $  3.08
                                                                      ===========    =======
          Weighted average fair value of options
            granted during the year ended December 31, 2002                          $  1.44
                                                                                     =======
          Weighted average fair value of options
            granted during the year ended December 31, 2001                          $  4.21
                                                                                     =======
          Weighted average fair value of options
            granted during the year ended December 31, 2000                          $  0.31
                                                                                     =======

Options outstanding under the plans as of December 31, 2002, have exercise prices ranging from $1.00 per share to $37.50 per share and a weighted average remaining contractual life of 7.0 years.


The following information summarizes information about stock options outstanding at December 31, 2002:


                                           Options Outstanding                 Options Exercisable
                               ------------------------------------------- ---------------------------
                                Weighted        Weighted       Weighted                    Weighted
                                 Average        Remaining       Average                     Average
                                 Number        Contractual     Exercise        Number      Exercise
Range of Exercise Prices       Outstanding        Life           Price       Exercisable     Price
------------------------      -------------- --------------- ------------- ------------- -------------
       $1.00 to $2.87            2,949,365       6.6 years    $    1.24       1,563,115   $    1.86
       $3.00 to $5.50            1,596,950       7.5 years    $    4.26       1,355,058   $    4.21
      $15.00 to $37.50              20,334       1.7 years    $   20.90          20,334   $   20.90
                              ------------   -------------    ---------    ------------   ---------
       $1.00 to $37.50           4,566,649       7.0 years    $    2.38       2,938,507   $    3.08

NOTE 9 - INCOME TAXES

The Company has generated net operating loss carryforwards of approximately $15,150,000, which, if not used, will begin to expire in 2019. These net operating losses may currently be limited due to past changes in ownership of the Company. Future changes in the ownership of the Company may place additional limitations on the use of these net operating loss carryforwards.

The benefit from income taxes consists of the following:


                                                             Year Ended December 31,
                                                          ------------------------------
                                                            2002      2001       2000
                                                          --------  --------   --------
                 Current income tax expense                  $--       $--        $--
                 Deferred income tax benefit                  --        --         --
                                                             ---       ---        ---
                   Total benefit from income taxes           $--       $--        $--
                                                             ===       ===        ===

The Company's deferred tax assets are as follows:


                                                                      December 31,
                                                            --------------------------------
                                                                 2002            2001
                                                            --------------  --------------
            Net operating loss carryforwards                $    6,210,000  $    4,560,000
            Federal tax carryback claim refund                     290,000              --
            Property and equipment basis difference               (100,000)        (41,000)
            Accrued liabilities and other                          195,000              --
            Less:  valuation allowance                          (6,595,000)     (4,519,000)
                                                            --------------   -------------
              Net deferred tax asset                        $           --   $          --
                                                            ==============   =============

Reconciliation between the statutory rate and the effective tax rate for the years is as follows:


                                                                       December 31,
                                                         --------------------------------
                                                            2002       2000       2000
                                                          --------  ---------  ---------
                 Federal statutory tax rate               (35.0%)    (35.0%)    (35.0%)
                 State taxes, net of federal benefit       (6.0%)     (6.0%)     (6.0%)
                 Change in valuation allowance             41.0%      41.0%      41.0%
                                                         ------     ------     ------
                     Effective tax rate                     0.0%       0.0%       0.0%
                                                         ======     ======     ======

NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:


                                                                          For the Years Ended December 31,
                                                                    ------------------------------------------
                                                                        2002           2001            2000
                                                                        ----           ----            ----
Cash paid for interest, net of original issue discount and
    warrants issued for extension of debt                           $     75,716   $     19,083    $    37,517
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of warrants in payment of legal fees
        and accounts payable                                              12,500        175,718         22,682
  Issuance of stock in payment of accounts payable                            --             --        162,247
  Conversion of notes payable to common stock                            348,758             --         55,000
  Issuance of common stock for equipment                                      --             --        378,000
  Issuance of common stock for license fees                                   --             --        350,001
  Conversion of notes payable on advance on product purchases                 --             --        306,000
  Issuance of common stock to director                                        --             --        225,000
  Issuance of common stock with non-recourse
        note receivable                                                2,000,000        200,000             --
  Acquisition of certain assets and goodwill recorded, and
        assumption of certain liabilities on Edge
        Technologies, Incorporated merger                                     --      1,512,500             --
  Issuance of note receivable in connection with
        the Meteor merger                                                     --        500,000             --
  Surrender of common stock on stock subscription
        receivable canceled                                                   --        312,500             --
  Acquisition of certain assets and goodwill recorded and
    assumption of certain liabilities on Red Wing
    Business Systems, Inc. acquisition                                        --      4,302,430             --
  Acquisition of certain assets and goodwill recorded and
    assumption of certain liabilities on Champion
    Business Systems, Inc. acquisition                                        --      3,191,375             --
  Acquisition of certain assets and goodwill recorded and
    assumption of certain liabilities on FMS
    Marketing, Inc. acquisition                                               --      1,234,594             --
  Prepaid royalties financed with note payable                                --      1,000,000             --
  Reduction of note payable incurred on prepaid royalties
    acquired due to discount for early payment                            50,000             --             --
  Conversion of Series B Preferred Stock into common stock               365,000             --             --


NOTE 11 - SUBSEQUENT EVENTS (unaudited)

On January 6, 2003 the Company entered into a severance agreement with D. Bradly Olah, its Chief Executive Officer, effective December 31, 2002. The agreement allows for the payment of Mr. Olah's base salary through May 31, 2003, payment of health and other insurance benefits through December 31, 2003, the extension until December 31, 2007 to exercise options issued in July 2000. In exchange, Mr. Olah resigned as Chief Executive Officer and released the Company from all claims, including a release from his employment agreement dated May 1, 2001 (amended January 1, 2002). In addition, the Company exercised its right to a non-cash repurchase of 500,000 shares of common shares issued to Mr. Olah on January 7, 2002 in exchange for the cancellation of his note receivable to the Company. Mr. Olah will remain as a Board member.

On February 26, 2003, Mr. Olah agreed to exchange the remaining unpaid base salary and benefits per the January 6, 2003 severance agreement, totaling $58,500, into 292,500 common shares of the Company at a rate of $0.20 per share.

On January 16, 2003, the Board of Directors appointed Jack A. Johnson Chief Executive Officer.

On March 3, 2003, the Company received a federal income tax refund of $316,133, including interest of $23,544.

On March 14, 2003, the Company signed an agreement to sell the assets of the online document management business to Stellent Inc. for $650,000 cash plus the assumption of certain obligations, liabilities and employees of the Company. The transaction is not subject to shareholder approval. Upon completion of this sale, the Company will no longer operate in the online document management business and will seek alternative business opportunities.


NOTE 12 - QUARTERLY DATA (unaudited)

The following is the unaudited quarterly financial data for the years ended December 31, 2002 and 2001, (reported in thousands except per share data):

                                                                       Quarters Ended
                                                    Mar 31, 02     Jun 30, 02     Sep 30, 02     Dec 31, 02
Revenues                                           $       104    $       166    $       108    $        121
Operating expenses                                         969          1,441          1,348             981
Loss from operations                                      (865)        (1,275)        (1,240)           (860)
Other income (expense)                                     (30)          (132)           (51)            231
Loss from continuing operations                           (835)        (1,407)        (1,291)           (629)
Loss from discontinued operations                         (502)        (2,724)          (346)         (1,925)
Net loss                                           $    (1,338)   $    (4,131)   $    (1,637)   $     (2,553)
Basic and diluted net loss per common share:
   Continuing operations                           $     (0.07)   $     (0.12)   $     (0.09)   $      (0.05)
   Discontinued operations                               (0.05)         (0.22)         (0.03)          (0.14)
      Net loss                                     $     (0.12)   $     (0.34)   $     (0.12)   $      (0.19)

                                                                   Quarters Ended
                                                    Mar 31, 01     Jun 30, 01     Sep 30, 01     Dec 31, 01
Revenues                                           $        36    $       258    $        60    $        109
Operating expenses                                       1,169          1,903          2,645           2,686
Loss from operations                                    (1,133)        (1,645)        (2,585)         (2,577)
Other income (expense)                                      18             23             51              (7)
Loss from continuing operations                         (1,115)        (1,622)        (2,534)         (2,584)
Loss from discontinued operations                           --           (222)          (645)           (725)
Net loss                                           $    (1,115)    $   (1,844)   $    (3,179)   $     (3,309)
Basic and diluted net loss per common share:
   Continuing operations                           $     (0.25)    $    (0.22)   $     (0.25)   $      (0.24)
   Discontinued operations                                  --          (0.03)         (0.06)          (0.08)
      Net loss                                     $     (0.25)    $    (0.25)   $     (0.31)   $      (0.32)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On May 9, 2001, following the date of the merger transaction between Meteor Industries and Old AIQ, the Company dismissed PricewaterhouseCoopers LLP as its independent public accountants. The Company's Board of Directors participated in and approved the decision to change public accountants.

The reports of PricewaterhouseCoopers LLP on the Company's financial statements for the past two fiscal years (i.e., the financial statements of Meteor Industries, Inc. for the years ended December 31, 1999 and 2000) contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

In connection with its audits for the two most recent fiscal years and through May 9, 2001, there had been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years.

On May 9, 2001, the Company's board of directors retained Arthur Andersen LLP to be its principal independent accountants. During the two most recent fiscal years and through May 9, 2001, the Company had not consulted with Arthur Andersen LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and either a written report was provided to the Company or oral advice was provided that Arthur Andersen LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or(ii) any matter that was the subject of a "disagreement," as that term is defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the Securities and Exchange Commission and the related instructions to Item 304 of Regulation S-K, or a "reportable event," as that term is defined in Item 304(a)(1)(v).

On December 20, 2001, the Company and Arthur Andersen LLP agreed to terminate their relationship. The Company's Audit Committee and Board of Directors participated in and approved the decision to change independent accountants on December 18, 2001. In connection with its audit of the Company's financial statements for the 2000 and 1999 fiscal years (i.e., the financial statements of Old AIQ for the years ended December 31, 1999 and 2000) and through December 20, 2001, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP to make reference to such disagreements in their report on the financial statements for such year.

On December 21, 2001, the Company engaged Virchow, Krause & Company, LLP as its new independent accountants. The engagement was approved by the Company's Audit Committee and Board of Directors on December 20, 2001.

                        23,087,000 SHARES OF COMMON STOCK


                        WITS BASIN PRECIOUS MINERALS INC.


                                   PROSPECTUS



                              ____________ , 2003

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:


               SEC registration fee .......................   $        2,100
               Legal fees and expenses ....................           15,000
               Accounting fees and expenses ...............           10,000
               Miscellaneous ..............................            5,000
                                                                    ---------
               Total ......................................   $       33,600
                                                                    =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes
Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or by-laws may prohibit such indemnification or place limits upon the same. The Company's articles and by-laws do not include any such prohibition or Limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 16. EXHIBITS.

The following exhibits are filed as part of this Registration Statement:

Exhibit       Description of Document
-------       -----------------------

2.1 Stock Purchase Agreement dated January 30, 2001 between the Registrant and Capco Energy, Inc. (incorporated by reference to
              Exhibit  10.1 to the  Registrant's  Form 8-K  filed  February  13,
              2001).

2.2 First Amendment to Stock Purchase Agreement dated April 27, 2001 between the Registrant and Capco Energy, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant's Form 8-K filed May 14, 2001).

2.3 Agreement and Plan of Merger dated January 14, 2001 by and among the Registrant, MI Merger, Inc. and activeIQ Technologies Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed February 13, 2001).

2.4 First Amendment to Agreement and Plan of Merger dated April 27, 2001 by and among the Registrant, MI Merger, Inc. and activeIQ Technologies Inc. (incorporated by reference to Exhibit 2.4 to the Registrant's Form 8-K filed May 14, 2001).

2.5 Agreement and Plan of Merger between Registrant and AIQ Acquisition Corp. dated April 27, 2001 (incorporated by reference to Exhibit 2.5 to the Registrant's Form 8-K dated April 30, 2001).

2.6 Stock Purchase Agreement by and among the Registrant, Red Wing Business Systems, Inc. and several shareholders of Red Wing
              Business Systems, Inc. dated June 6, 2001 (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed June 15, 2001).

2.7 Agreement and Plan of Merger dated August 30, 2001 among the Registrant, Champion Business Systems, Inc. and CBS Acquisition Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed September 21, 2001).

2.8 Stock Purchase Agreement dated October 10, 2001 among the Registrant, Kenneth Hilton, Richard Moore, Gail Saint and Kenneth Hofer (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed October 18, 2001).

2.9 Asset Purchase Agreement dated February 17, 2003 by and among the Registrant, Red Wing Software Inc., Red Wing Business Systems, Inc., and Champion Business Systems, Inc. (incorporated by reference to Exhibit 2.1 attached to the Registrant's Form 8-K filed May 12, 2003).

2.10 Asset Purchase Agreement dated March 14, 2003 by and between the Registrant and Stellent, Inc. (incorporated by reference to Exhibit 2.1 attached to the Registrant's Form 8-K filed March 21,
              2003).

4.1           Form of Common Stock certificate.

4.2           Form of Common  Stock  Purchase  Warrant  dated  October  24, 2003
              (incorporated   by  reference  to  Exhibit  4.1  attached  to  the
              Registrant's Form 8-K filed October 31, 2003).

5.1           Opinion of Maslon Edelman Borman & Brand, LLP

10.1 Stock Option Agreement (incorporated by reference to Exhibit 6.1 to Registrant's Form 1-A (File No. 24D-3802 SML)).

10.2 1997 Incentive Plan (incorporated by reference to Exhibit 10.23 to Registrant's Form 10-K for the year ended December 31, 1996).

10.3 2000 Director Stock Option Plan, as amended (incorporated by reference to Exhibit 4.1 to Registrant's Form S-8 filed November 19, 2003 (File No. 333-110590)).

10.4          Employment  Agreement dated May 1, 2001 between the Registrant and
              D. Bradly Olah (incorporated by reference to Exhibit 10.2 to Form S-3 Registration Statement filed August 21, 2001 (File No. 333-68088)).

10.5 First Amendment to Employment Agreement dated January 1, 2002 between the Registrant and D. Bradly Olah (incorporated by reference to Exhibit 10.12 to Form 10-K for the year ended December 31, 2001).

10.6          Stock  Option   Agreement   dated  January  7,  2002  between  the
              Registrant  and D.  Bradly  Olah  (incorporated  by  reference  to
              Exhibit 10.13 to Form 10-K for the year ended December 31, 2001).

10.7 Restricted Stock Purchase Agreement dated January 14, 2002 between the Registrant and D. Bradly Olah (incorporated by reference to Exhibit 10.13 to Form 10-K for the year ended December 31, 2001).

10.8          Form of Pledge  Agreement  (incorporated  by  reference to Exhibit
              10.15 to Form 10-K for the year ended December 31, 2001).

10.9          Form of Non-Recourse Promissory Note (incorporated by reference to
              Exhibit 10.16 to Form 10-K for the year ended December 31, 2001).

10.10         2001Employee  Stock  Option Plan  (incorporated  by  reference  to
              Exhibit 10.18 to Form 10-K for the year ended December 31, 2001).

10.11 Employment Agreement dated May 8, 2002 between the Registrant and Jeffrey M. Traynor (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002).

10.12 Severance Agreement between the Registrant and D. Bradly Olah dated January 6, 2003 (incorporated by reference to Exhibit 10.20 attached to the Registrant's Form 10-K for the year ended December 31, 2002).

10.13 Severance Agreement between the Registrant and Jeffrey M. Traynor dated March 14, 2003 (incorporated by reference to Exhibit 10.21 attached to the Registrant's Form 10-K for the year ended December 31, 2002).

10.14 Join Venture and Joint Contribution Agreement dated June 26, 2003 by and among the Registrant, Hawk Precious Minerals Inc. and Hawks Precious Minerals USA, Inc. (incorporated by reference to Exhibit
              10.1 attached to the Registrant's Form 8-K filed July 1, 2003).

10.15 Member Control Agreement of Active Hawk Minerals, LLC dated June 26, 2003 (incorporated by reference to Exhibit 10.2 attached to the Registrant's Form 8-K filed July 1, 2003).

10.16         2003  Director  Stock  Option Plan  (incorporated  by reference to
              Exhibit 4.2 to Registrant's Form S-8 filed November 19, 2003 (File No. 333-110590)).

10.17 Heads of Agreement dated June 4, 2003 among AfriOre International (Barbados) Ltd., Kwagga Gold (Proprietary) Ltd. and the Registrant (as assignee of Hawk Precious Minerals Inc.) (to be filed by amendment).

23.1          Consent of Virchow, Krause & Company, LLP.

23.2          Consent of Maslon Edelman Borman & Brand, LLP (included as part of
              Exhibit 5.1 hereto).

24.1          Power of Attorney (included on signature page hereof).


ITEM 17. UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on November 26, 2003.

                                      WITS BASIN PRECIOUS MINERALS INC.

                                      By: /s/ H. Vance White
                                         ----------------------------
                                              H. Vance White
                                          Chief Executive Officer


                                POWER OF ATTORNEY

Each person whose signature to this Registration Statement appears below hereby constitutes and appoints H. Vance White and Mark D. Dacko as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments to this Registration Statement and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed by the following persons in the capacities and dates indicated.

NAME                                          TITLE                                      DATE
----                                          -----                                      -----

  /s/ H. Vance White                          Chief Executive Officer and Director       November 26, 2003
----------------------------------------      (principal executive officer)
H. Vance White


  /s/ Mark D. Dacko                           Chief Financial Officer, Secretary and     November 26, 2003
----------------------------------------      Director (principal financial and
Mark D. Dacko                                 accounting officer)



  /s/ Walter E. Brooks                        Director                                   November 26, 2003
----------------------------------------
Walter E. Brooks


  /s/ Michael Pickens                         Director                                   November 26, 2003
----------------------------------------
Michael Pickens


  /s/ Norman D. Lowenthal                     Director                                   November 26, 2003
----------------------------------------
Norman D. Lowenthal


  /s/ Zoran Arandjelovic                      Director                                   November 25, 2003
----------------------------------------
Zoran Arandjelovic


                                      II-5

                                  EXHIBIT INDEX

Exhibit       Description of Document
-------       ------------------------

2.1 Stock Purchase Agreement dated January 30, 2001 between the Registrant and Capco Energy, Inc. (incorporated by reference to
              Exhibit  10.1 to the  Registrant's  Form 8-K  filed  February  13,
              2001).

2.2 First Amendment to Stock Purchase Agreement dated April 27, 2001 between the Registrant and Capco Energy, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant's Form 8-K filed May 14, 2001).

2.3 Agreement and Plan of Merger dated January 14, 2001 by and among the Registrant, MI Merger, Inc. and activeIQ Technologies Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed February 13, 2001).

2.4 First Amendment to Agreement and Plan of Merger dated April 27, 2001 by and among the Registrant, MI Merger, Inc. and activeIQ Technologies Inc. (incorporated by reference to Exhibit 2.4 to the Registrant's Form 8-K filed May 14, 2001).

2.5 Agreement and Plan of Merger between Registrant and AIQ Acquisition Corp. dated April 27, 2001 (incorporated by reference to Exhibit 2.5 to the Registrant's Form 8-K dated April 30, 2001).

2.6 Stock Purchase Agreement by and among the Registrant, Red Wing Business Systems, Inc. and several shareholders of Red Wing
              Business Systems, Inc. dated June 6, 2001 (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed June 15, 2001).

2.7 Agreement and Plan of Merger dated August 30, 2001 among the Registrant, Champion Business Systems, Inc. and CBS Acquisition Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed September 21, 2001).

2.8 Stock Purchase Agreement dated October 10, 2001 among the Registrant, Kenneth Hilton, Richard Moore, Gail Saint and Kenneth Hofer (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed October 18, 2001).

2.9 Asset Purchase Agreement dated February 17, 2003 by and among the Registrant, Red Wing Software Inc., Red Wing Business Systems, Inc., and Champion Business Systems, Inc. (incorporated by reference to Exhibit 2.1 attached to the Registrant's Form 8-K filed May 12, 2003).

2.10 Asset Purchase Agreement dated March 14, 2003 by and between the Registrant and Stellent, Inc. (incorporated by reference to Exhibit 2.1 attached to the Registrant's Form 8-K filed March 21,
              2003).

4.1           Form of Common Stock certificate.

4.2           Form of Common  Stock  Purchase  Warrant  dated  October  24, 2003
              (incorporated   by  reference  to  Exhibit  4.1  attached  to  the
              Registrant's Form 8-K filed October 31, 2003).

5.1           Opinion of Maslon Edelman Borman & Brand, LLP

10.1 Stock Option Agreement (incorporated by reference to Exhibit 6.1 to Registrant's Form 1-A (File No. 24D-3802 SML)).

10.2 1997 Incentive Plan (incorporated by reference to Exhibit 10.23 to Registrant's Form 10-K for the year ended December 31, 1996).

10.3 2000 Director Stock Option Plan, as amended (incorporated by reference to Exhibit 4.1 to Registrant's Form S-8 filed November 19, 2003 (File No. 333-110590)).

10.4          Employment  Agreement dated May 1, 2001 between the Registrant and
              D. Bradly Olah (incorporated by reference to Exhibit 10.2 to Form S-3 Registration Statement filed August 21, 2001 (File No. 333-68088)).

10.5 First Amendment to Employment Agreement dated January 1, 2002 between the Registrant and D. Bradly Olah (incorporated by reference to Exhibit 10.12 to Form 10-K for the year ended December 31, 2001).

10.6          Stock  Option   Agreement   dated  January  7,  2002  between  the
              Registrant  and D.  Bradly  Olah  (incorporated  by  reference  to
              Exhibit 10.13 to Form 10-K for the year ended December 31, 2001).

10.7 Restricted Stock Purchase Agreement dated January 14, 2002 between the Registrant and D. Bradly Olah (incorporated by reference to Exhibit 10.13 to Form 10-K for the year ended December 31, 2001).

10.8          Form of Pledge  Agreement  (incorporated  by  reference to Exhibit
              10.15 to Form 10-K for the year ended December 31, 2001).

10.9          Form of Non-Recourse Promissory Note (incorporated by reference to
              Exhibit 10.16 to Form 10-K for the year ended December 31, 2001).

10.10         2001  Employee  Stock  Option Plan  (incorporated  by reference to
              Exhibit 10.18 to Form 10-K for the year ended December 31, 2001).

10.11 Employment Agreement dated May 8, 2002 between the Registrant and Jeffrey M. Traynor (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002).

10.12 Severance Agreement between the Registrant and D. Bradly Olah dated January 6, 2003 (incorporated by reference to Exhibit 10.20 attached to the Registrant's Form 10-K for the year ended December 31, 2002).

10.13 Severance Agreement between the Registrant and Jeffrey M. Traynor dated March 14, 2003 (incorporated by reference to Exhibit 10.21 attached to the Registrant's Form 10-K for the year ended December 31, 2002).

10.14 Join Venture and Joint Contribution Agreement dated June 26, 2003 by and among the Registrant, Hawk Precious Minerals Inc. and Hawks Precious Minerals USA, Inc. (incorporated by reference to Exhibit
              10.1 attached to the Registrant's Form 8-K filed July 1, 2003).

10.15 Member Control Agreement of Active Hawk Minerals, LLC dated June 26, 2003 (incorporated by reference to Exhibit 10.2 attached to the Registrant's Form 8-K filed July 1, 2003).

10.16         2003  Director  Stock  Option Plan  (incorporated  by reference to
              Exhibit 4.2 to Registrant's Form S-8 filed November 19, 2003 (File No. 333-110590)).

10.17 Heads of Agreement dated June 4, 2003 among AfriOre International (Barbados) Ltd., Kwagga Gold (Proprietary) Ltd. and the Registrant (as assignee of Hawk Precious Minerals Inc.) (to be filed by amendment).

23.1          Consent of Virchow, Krause & Company, LLP.

23.2          Consent of Maslon Edelman Borman & Brand, LLP (included as part of
              Exhibit 5.1 hereto).

24.1          Power of Attorney (included on signature page hereof).

                                      II-7